UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 16, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 16, 2009, Infineon Technologies AG (the “Company”) filed a Registration Statement on Form F-3 (“F-3 Registration Statement”) in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares. Also on July 16, 2009, the Company’s German prospectus (the “German Prospectus”) in connection with the rights offering was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).
The Company is filing portions of the German Prospectus on this Report on Form 6-K, which is hereby incorporated by reference into, and forms a part of, the F-3 Registration Statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 16, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

PROSPECTUS DATED JULY 16, 2009	[Portions omitted]

Offering of up to 337,000,000 Registered Shares
(with no par value) of
Infineon Technologies AG

(a stock corporation (Aktiengesellschaft) incorporated under the laws of Germany)

This prospectus (the “Prospectus”) relates to a share capital increase against cash contributions and an offering of up to 337,000,000 registered shares of Infineon Technologies AG (“Infineon Technologies AG” or the “Company” and, together with its consolidated subsidiaries, the “Group” or “Infineon”) with no par value, each representing a notional amount of the Company’s issued share capital of €2.00 (each, a “New Share” and together, the “New Shares”) and with full dividend entitlement for the fiscal year ending September 30, 2009 and admission of up to 337,000,000 New Shares and 74,942,528 registered shares of Infineon Technologies AG with no par value, each representing a notional amount of the Company’s share capital of €2.00, from the conditional capital to service the conversion rights from the €195,600,000 7.5% guaranteed subordinated convertible note due 2014 (each, a “Conversion Share”, together, the “Conversion Shares”; together with the New Shares, the “Admission Shares”) to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment of the regulated market segment with further post admission obligations of the Frankfurt Stock Exchange (Prime Standard). The Admission Shares will rank pari passu in all respects with each other and with all other issued shares of Infineon Technologies AG (the “Existing Shares”).

The offering (the “Offering”) comprises: (i) a rights offering (the “Rights Offering”) in which the existing shareholders of the Company will receive rights to subscribe for New Shares (the “Subscription Rights”) at the Subscription Price (as defined below), by way of public offerings in the Federal Republic of Germany (“Germany”), The Grand Duchy of Luxembourg (“Luxembourg”) and the United States of America (“United States” or “U.S.”), and (ii) a private placement of any New Shares not subscribed for by the Company’s shareholders (the “Investment Shares”) that will under certain circumstances be subscribed for by Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”) at the Subscription Price (the “Investment Share Placement”), up to a number of Investment Shares that does not lead to a shareholding in the Company exceeding 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering, and subject to the Backstop Investor being able to establish a participation in the equity capital and voting rights in the Company of at least 15 percent post execution of the Offering, unless such requirement is waived by the Backstop Investor. See “The Offering — Backstop Arrangement.”

Subject to the terms and conditions set out in this Prospectus, holders of Existing Shares after close of business on July 17, 2009 (the “Record Date”) will be allotted one Subscription Right for each Existing Share held. The exercise of 9 Subscription Rights entitles the exercising holder to subscribe for 4 New Shares against payment of a subscription price of €2.15 per New Share (the “Subscription Price”). On July 14, 2009, the closing price of the Infineon Technologies AG shares was €2.90 per share on the Frankfurt Stock Exchange.

The Subscription Rights will not be traded on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Holders of Subscription Rights held through the clearing facilities of Clearstream Banking AG (“Clearstream”) wishing to subscribe for New Shares must exercise their Subscription Rights during the period from July 20, 2009 through August 3, 2009 (the “Subscription Period”). Subscription Rights may be exercised only in integral multiples of the subscription ratio. Subscription Rights held through Clearstream and not validly exercised during the Subscription Period, including Subscription Rights in excess of the nearest integral multiple of the subscription ratio, will expire without compensation and become worthless.

Exercising the Subscription Rights or investing in the New Shares involves risks. For a discussion of material risks which the investors should consider before exercising their Subscription Rights or investing in the New Shares, see “Risk Factors” beginning on page 48.

Subscription Price: €2.15 per New Share

Subject to the satisfaction of certain conditions set forth in the Underwriting Agreement (as defined below), the New Shares have been underwritten by an underwriting syndicate consisting of Credit Suisse Securities (Europe) Limited, Deutsche Bank Aktiengesellschaft and Merrill Lynch International, (the “Joint Bookrunners”) and Citigroup Global Markets Limited (together with the Joint Bookrunners, the “Joint Lead Managers”, and alternatively, the “Underwriters”).

The Existing Shares are listed on the Frankfurt Stock Exchange (where they are traded on the regulated market segment (regulierter Markt)) (Prime Standard) under the symbol “IFX”. Beginning on July 20, 2009, the Existing Shares are expected to be traded on the Frankfurt Stock Exchange “ex rights”. Applications will be made for listing of the Admission Shares on the regulated market segment of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission of the Conversion Shares is anticipated for August 6, 2009. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009. The decision on admission of the New Shares under the Investment Share Placement is anticipated without undue delay following applicable regulatory clearances. Trading of the New Shares subscribed for under the Rights Offering is expected to commence on or about August 7, 2009 and, with respect to New Shares subscribed for under the Investment Share Placement, without undue delay following applicable regulatory clearances.

Application has been or will be made for the Subscription Rights and the New Shares to be accepted for clearance through Clearstream. The New Shares subscribed for under the Rights Offering are expected to be delivered through the facilities of Clearstream on or about August 7, 2009. Delivery of the New Shares subscribed for under the Investment Share Placement is expected without undue delay following applicable regulatory clearances.

This Prospectus is intended for use only in connection with the Offering outside the United States in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and should not be sent into the United States.

This document constitutes a prospectus for the purposes of Article 3 of the prospectus directive 2003/71/EC (the “Prospectus Directive”) and has been filed with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”). The BaFin approved the Prospectus after completing a review of the Prospectus for completeness, including a review of the coherence and comprehensibility of the information provided. The approved Prospectus will be notified by the BaFin to the competent authorities in Luxembourg for passporting in accordance with Article 18 of the Prospectus Directive.

Joint Bookrunners and Joint Lead Managers

Credit Suisse	Deutsche Bank	Merrill Lynch International

Joint Lead Manager
Citi

Selling Agent
Erste Bank

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Subscription Rights and the New Shares (the “Securities”) offered hereby, and does not constitute an offer to sell or a solicitation of an offer to buy any Securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of Infineon Technologies AG or its subsidiaries or that the information contained herein is correct as of any date subsequent to the earlier of the date hereof and any earlier specified date with respect to such information.

The distribution of this Prospectus and the offer of the Securities may be restricted by law in certain jurisdictions. Infineon Technologies AG and the Underwriters require persons into whose possession this Prospectus comes to inform themselves of and observe all such restrictions. This Prospectus does not constitute an offer of, or an invitation to purchase the Securities in any jurisdiction in which such offer or invitation would be unlawful. For a description of certain restrictions on the offer and sale of the Securities, see the notices below. Neither Infineon Technologies AG nor any of the Underwriters accept any legal responsibility for any violation by any person, whether or not a prospective investor in the Securities, of any such restrictions. Neither Infineon Technologies AG nor any of the Underwriters nor any of their respective representatives are making any representation to any offeree or purchaser of the Securities offered hereby regarding the legality of an investment by such offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with its own advisors as to the legal, tax, business, financial and related aspects of the subscription and the purchase of the securities.

This Prospectus has been prepared by Infineon Technologies AG in connection with the Offering solely for the purpose of enabling a prospective investor to consider the subscription or the purchase of the New Shares or the purchase of the Subscription Rights. Reproduction and distribution of this Prospectus or disclosure or use of the information contained herein for any purpose other than considering an investment in the New Shares is prohibited. The information contained in this Prospectus has been provided by Infineon Technologies AG and other sources identified herein. No representation or warranty, expressed or implied, is made by any of the Underwriters as to the accuracy or completeness of the information set forth herein and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation, whether as to the past or the future. No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering and, if given or made, any such information or representation should not be relied upon as having been authorized by Infineon Technologies AG or the Underwriters.

The Joint Lead Managers are acting for the Company and for no one else in connection with the Offering and will not regard any other person as the respective clients of each of the Joint Lead Managers in relation to the Offering and will not be responsible to anyone other than the Company for providing the protections afforded to the respective clients of each of the Joint Lead Managers nor for providing advice in relation to the Offering or any transaction or arrangement referred to in this Prospectus. In making an investment decision, investors must rely on their own examination of Infineon Technologies AG and the terms of the Offering, including the merits and risks involved. Any decision to subscribe for or purchase New Shares or to purchase Subscription Rights should be based solely on this Prospectus.

There shall be no stabilization in connection with the Offering.

Notice to investors in the European Economic Area

This Prospectus has been prepared on the basis that all offers of New Shares (other than the offers in Germany and Luxembourg contemplated in this Prospectus) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within any such EEA member state of the New Shares should only do so in circumstances in which no obligation arises for Infineon Technologies AG or any of the Underwriters to produce a prospectus for such offer. Neither Infineon Technologies AG nor the Underwriters have authorized, nor do they authorize, the making of any offer of New Shares through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of the New Shares contemplated in this Prospectus.

In relation to each EEA member state which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of any New Shares may not be made in that Relevant Member State (other than the offers in Germany and Luxembourg contemplated in this Prospectus), except that an offer in that Relevant Member State of any of the New Shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.	to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the New Shares shall result in a requirement for the publication by Infineon Technologies AG or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

This Prospectus is directed at and for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons being together referred to as “relevant persons”). This Prospectus is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents. Any investment or investment activity to which this Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Furthermore, the Underwriters have warranted that they

1. have only invited or will only invite participation in investment activities in connection with the Offering or the sale of the New Shares within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) and have only initiated or will only initiate such investment activities to the extent that Section 21(1) of the FSMA does not apply to the Company; and

2. have complied and will comply with all applicable provisions of the FSMA with respect to all activities already undertaken by each of them or will undertake in the future in relation to the New Shares in, from, or otherwise involving the United Kingdom.

v

SUMMARY

The following summary (the “Summary”) is intended to be read as an introduction of this prospectus (the “Prospectus”) and summarizes only selected information from the Prospectus. Because of the more detailed information contained elsewhere in this Prospectus, including the Financial Information section, investors are strongly recommended to carefully read the entire Prospectus, and base their decision on whether to invest in the shares of the Company on a review of the entire Prospectus.

Infineon Technologies AG, Neubiberg, Germany (“Infineon Technologies AG” or the “Company” and, together with its subsidiaries, the “Group” or “Infineon”) along with Credit Suisse Securities (Europe) Limited, London, United Kingdom (“Credit Suisse”), Deutsche Bank Aktiengesellschaft, Frankfurt, Germany (“Deutsche Bank”) and Merrill Lynch International, London, United Kingdom (“Merrill Lynch” and, together with Credit Suisse and Deutsche Bank, the “Joint Bookrunners”) as well as Citigroup Global Markets Limited, London, United Kingdom (“Citi” and, together with the Joint Bookrunners, the “Joint Lead Managers” or the “Underwriters”) assume responsibility for the content of the Summary pursuant to Section 5(2) Sentence 3 No. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz). However, the Company and the Underwriters can be held liable for such content only if the Summary is misleading, inaccurate or contradictory when read in conjunction with the other portions of the Prospectus. If an investor files claims in court on the basis of the information contained in this Prospectus, the plaintiff investor may be required by the laws of the individual member states of the European Economic Area (“EEA”) to bear the cost of translating the Prospectus before the proceedings begin.

Summary of the Company’s Business

Business

Infineon is one of the world’s leading semiconductor suppliers by revenue. Infineon has been at the forefront of the development, manufacture and marketing of semiconductors for more than 50 years, first as the Siemens Semiconductor Group and then, from 1999, as an independent group. Infineon Technologies AG has been a publicly traded company since March 2000. According to the market research company iSuppli (June 2009), Infineon (excluding Qimonda) was ranked the number 10 semiconductor company in the world by revenue in the 2008 calendar year.

Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions used in a wide variety of applications for energy efficiency, security and communications. Infineon’s main business is currently conducted through its five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

In the 2009 fiscal year, Infineon is taking significant measures, in particular through its cost-reduction program “IFX10+”, with the aim of cutting costs, reducing debt, preserving cash and otherwise improving its financial condition. The efforts continue at present. Infineon believes that due to the positive impact of its overall cost reduction and cash preservation measures to retain liquidity it will be able to finance its normal business operations out of cash flows from continuing operations despite the sharp decline in revenue levels.

Core Strengths

Infineon believes that its core strengths are based on a variety of factors, including its technical competencies, its strong position in a broad set of markets, its deep customer relationships and its capabilities in semiconductor design and manufacturing.

•	Infineon believes it has deep technical core competencies in the design and manufacturing of semiconductors. These competencies are based in part on over 50 years of industry experience by the Company and its predecessors. Four core competencies are of particular importance, namely: Radio Frequency (“RF”), embedded control, analog/mixed signal, and high power.

•	Radio frequency competency: The ability to produce best-in-class RF transceivers (and integrate RF transceivers with standard logic circuitry) is a key differentiator of cellular modem solutions. The increasing complexity of transceiver products has forced most competitors out of this market and led to the current (2008) situation with four suppliers generating almost 85 percent of revenues; Infineon ranked second with over 22 percent market share (Strategy Analytics, May

2009). Infineon believes that its RF competency was the main facilitator of recent years’ remarkable recovery of its Wireless business and that it will help it gain further market share in the overall Wireless market in the future.

•	Embedded control competency: In contrast to general purpose computing platforms, embedded systems are designed for particular applications. Today, embedded systems designers demand microcontrollers that are specifically tailored to their needs. Infineon’s 32-bit Tricore microcontroller family is a typical example. It combines the real-time capability of a microcontroller, the computational power of a DSP, and high performance features of RISC architectures. In automotive applications, these microcontrollers enable outstanding engine performance at lower fuel consumption, meeting the highest emission standards, including EURO5 and US-LEV2. Infineon believes that due to its exceptional embedded control competency, it could further extend its current leading market position in the automotive semiconductor market, and that it will benefit from significant growth rates in market segments like engine control/power train. According to Strategy Analytics (January 2009), worldwide revenues with semiconductors for automotive power train applications are expected to grow at a compound annual growth rate of over 14 percent from 2009 to 2012, the fastest growth of all automotive applications.

•	Analog/Mixed signal competency: According to iSuppli (June 2009), Infineon ranks among the top three analog/mixed signal semiconductor companies worldwide measured by revenues generated with analog ICs, discretes and sensors. Infineon believes that analog and mixed signal markets generally offer particularly attractive revenue growth opportunities. For example, iSuppli (May 2009) views semiconductor sensors, typically Analog semiconductors, as one of the fastest growing semiconductor categories, with a compound annual growth rate of 13 percent from 2009 through 2012. Another example is on-chip integration of RF transceivers and cellular baseband processors. Infineon believes that it is the largest supplier by units shipped of such single chip RF / baseband products for cellular phones. Strategy Analytics (December 2008) expects revenues with single chip products to grow at a compound annual growth rate of over 70 percent from 2009 to 2013 and that the share of single chip products will rise from 6 percent of all baseband units in 2009 to 22 percent in 2013.

•	High power competency: Only a few semiconductor suppliers offer high power semiconductor devices and modules. According to IMS Research (August 2008), the top 5 power module suppliers generate over 80 percent of the worldwide revenues, with Infineon the worldwide market leader in power semiconductors with particularly strong positions in high power semiconductors and modules. Infineon believes that the market outlook for high power semiconductor modules is particularly promising. According to IMS Research (February 2009), the expected compound annual growth rate for power modules is 10 percent in the period from 2009 to 2012. Infineon believes that its high power competency will enable it to participate in this growing market.

•	Infineon has a large and diversified business that covers a broad range of endmarkets and spans multiple product categories. With the exception of memory ICs and microprocessors, Infineon provides products of all major product categories such as Discretes, Sensors, Analog & Logic ICs and ICs in Chip Card applications. After the closing of the sale of the Wireline Communications business, Infineon will focus on the target markets automotive, industrial and multimarket, chip card & security and wireless communications. According to the external market research cited below, Infineon holds a leading position by revenue in the four target markets.

•	A leader in the automotive chip industry. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry worldwide by revenue for the past five years. In the 2008 calendar year, Infineon’s total revenue from the automotive industry amounted to USD 1,742 million, which according to the same Strategy Analytics report was USD 2 million behind the number one chip manufacturer. Infineon is the number one chip manufacturer for the automotive industry by revenue in Europe and holds the following market positions based on total revenue: number two in Rest of World (excluding Japan), number three in North America and number six in Japan. Infineon has increased its market share continuously over the course of the past fourteen years from 3.9 percent in 1994 to 9.5 percent in 2008. The main core competencies that helped drive such growth are embedded control and power semiconductors. In addition, Infineon attributes this growth to its goal of delivering zero-defect products. Infineon believes that in-house manufacturing capabilities are a competitive advantage due to the high quality standards demanded by automotive customers.

•	Leader in design and production of control electronics for energy efficiency and the miniaturization of such electronics in industrial and multimarket applications. Efficient generation and transmission and reliable distribution of electrical energy are vital for an environmental-friendly electricity supply. Infineon believes that it is the only company to offer power semiconductors and power modules for the entire electricity generation, transmission and consumption chain. According to IMS Research (November 2002, August 2008), Infineon’s revenues with Power Discretes and Power Modules grew by more than 145 percent from 2001 to 2007. With such growth, Infineon outperformed the competition and improved its market revenue ranking position from fourth place to number one in that period, with Infineon’s share of the global power semiconductor market increasing from 6.6 percent to 9.7 percent in such period. In the industrial market, according to the market research firm Semicast (June 2008), Infineon has outperformed competing semiconductor suppliers. Infineon ranked second in 2006 by revenue with a global market share of 6.4 percent. Within one year, Infineon increased revenues by more than 30 percent and rose to the number one position in 2007. While there is no external market research data available yet for 2008, Infineon believes it has solidified its market leading position in 2008. Infineon’s extensive know-how in its core competency of power semiconductors was the main driver for this growth.

•	Market leader in chips for card applications. Each year from 1997 to 2008, Infineon was the global market leader in chips for card applications according to iSuppli (2009) and Frost & Sullivan (1998-2008). In addition, Infineon is the world’s leading supplier of Smart Cards ICs, according to Frost & Sullivan (September 2008). These chips are mainly used for credit cards, debit cards, access cards, government identification applications, personal and object identification, and platform security applications. Infineon’s strategic focus is on these security-critical fields where it can make the most of its experience in high-security applications. Infineon believes that it has the industry’s largest portfolio of chips and interfaces to meet the relevant security requirements in these areas. Due to Infineon’s strategic shift from high-volume markets to security-driven applications, Infineon was able to significantly improve its profitability. The main core competencies driving Infineon’s success in this market are embedded control and RF (the latter for contactless cards only).

•	A market leader in wireless solutions. Infineon not only manufactures traditional components such as baseband processors, RF transceivers and power management chips, but also offers complete platforms including software solutions, customized modifications and interoperability tests. Many mobile phone manufacturers rely increasingly on these third-party complete platforms and reduce their in-house chipset production accordingly. Infineon has become the fourth-largest supplier for these platforms (iSuppli, March 2009). A key component of mobile phone platforms is the RF transceiver where Infineon has built on the success of its CMOS technology based products. The insolvency of BenQ in September 2006 had a negative effect on Infineon. BenQ generated approximately 80 percent of Infineon’s wireless platform business. As a result of restructuring efforts and new customer design wins, Infineon believes that it will be able to successfully turn around this business, which is underscored by the positive Segment Result generated by Infineon’s Wireless business in the three months ended June 30, 2009. The main core competencies employed in Infineon’s wireless business are RF, analog/mixed-signal and embedded control technologies.

•	Infineon believes it has strong and longlasting customer relationships:

•	Infineon believes it has strong customer relationships. For example, Infineon is often the sole supplier to a customer due to a high specific development investment on the part of the customer to integrate Infineon’s products into the customer’s application.

•	Infineon believes many of its customer relationships are longlasting. In many cases, the customer’s development may take one to three years, with development input requiring up to 100 person years for one product. In addition, tests, validation, and if appropriate certification of the customer product with the integrated Infineon product may take six months to three years. For some applications, such as automotive, contract terms of up to 15 years are common.

•	Infineon believes that its manufacturing competences and assets for specialty manufacturing processes are an important competitive advantage, including among others:

•	Infineon’s proprietary process technologies, which allow it to manufacture ultrathin wafers for power semiconductors, enable great advances in energy efficiency;

•	Infineon developed an embedded Wafer-Level Ball Grid Array (“eWLB”) technology for semiconductor packages which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages, offers improved electrical performance and better cost; and

•	Infineon’s new power-logic plant in Kulim, Malaysia, which will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions.

Strategy

Infineon strives to achieve profitable growth by maintaining and expanding its leadership position in semiconductor solutions in the four target markets automotive, industrial and multimarket, chip card & security, and wireless solutions. Infineon will exit the wireline communications market upon the sale of its Wireline Communications business and focus on these four target markets. Infineon is leveraging key market trends towards energy efficiency, security, and communications and seeks to:

•	Build on its leadership position in key markets, in particular by helping to improve energy efficiency. Infineon believes that its success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Infineon’s leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. Infineon sees significant growth potential for its power business, in particular, driven by high energy costs, a shift towards renewable energy generation, and the need for ever longer battery life in mobile devices.

•	Strengthen Infineon’s leadership position in security solutions. Infineon seeks to benefit from growth in electronic and mobile communication and the growing desire to access data anywhere and at any time, which drives demand for data protection and data integrity such as secure authentication and identification of users. Infineon intends to leverage its know-how to address applications in new areas, and believes it is well positioned to benefit from future trends, such as the transition to e-Passports, e-Health cards and RFID ICs in logistics.

•	Provide the technology to be connected every day and everywhere. Infineon seeks to continue to profit from its key strengths in areas such as RF and mixed signal technologies employed, in particular, in its wireless business. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, Infineon intends to grow its broad customer base and to focus on the most promising solutions for future profitable growth. In the wireless market, these include, in particular, highly integrated, cost efficient single-chip solutions and highly integrated cellular phone platforms for wireless high speed data transfer in HSPA-enabled phones and smart phones.

In addition, it is part of Infineon’s manufacturing strategy to carefully manage the mix of in-house versus outsourced manufacturing capacity and process technology development. Infineon intends to continue to invest in those process technologies that provide it with a competitive advantage. This is the case in particular for Infineon’s power process technologies and in manufacturing capacity that can meet the very strict quality requirements of automotive customers. At the same time, in standard CMOS below the 90-nanometer node, Infineon will continue to share risks and expand its access to leading-edge technology through long-term strategic partnerships with other leading industry participants. Infineon does not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and will make use of outsourced manufacturing capacity at silicon foundries instead.

Infineon believes that ongoing cost control and projects to continually improve productivity are important elements to support the successful implementation of Infineon’s profitable growth strategy.

[text omitted]

GENERAL INFORMATION

[text omitted]

Documents Available for Inspection

For as long as this Prospectus is valid, the following documents, or copies thereof, may be inspected during regular business hours at Infineon’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany:

•	Infineon’s articles of association (“Articles of Association”), as amended to date;

•	the unaudited condensed consolidated financial statements (prepared in accordance with International Financial Reporting Standards (“IFRS”)) of Infineon Technologies AG as of and for the three and six months ended March 31, 2009 (with comparative figures as of and for the six months ended March 31, 2008);

•	the audited consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007);

•	the audited consolidated financial statements (prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”)) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006);

•	the audited consolidated financial statements (prepared in accordance with U.S. GAAP) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2006 (with comparative figures as of and for the fiscal years ended September 30, 2004 and 2005); and

•	the audited stand-alone financial statements (prepared in accordance with HGB) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007).

The aforementioned documents will also be available in electronic form for 12 months after publication of the Prospectus at www.infineon.com.

Future annual reports and interim reports of the Company will also be available at the Company as well as in electronic form on the aforementioned website.

Subject Matter of this Prospectus

For purposes of the Offering, the subject matter of this Prospectus are up to 337,000,000 new ordinary registered shares with no par value, each representing a notional amount of €2.00 of the Company’s issued share capital, with full dividend entitlement for the full fiscal year ending September 30, 2009, from the capital increase against cash contributions from authorized capital with subscription rights resolved by the Management Board on July 9 with the approval of the Supervisory Board on July 9 (the “New Shares”).

For purposes of the admission to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment of the regulated market segment with further post-admission obligations of the Frankfurt Stock Exchange (Prime Standard), the subject matter of this Prospectus are the New Shares and 74,942,528 ordinary registered shares with no par value, each representing a notional amount of €2.00 of the Company’s issued share capital, with full dividend entitlement as of the beginning of the fiscal year in which the conversion right is exercised, from the conditional capital to service the conversion rights of the €195,600,000 7.5% guaranteed subordinated convertible note due 2014 issued by Infineon Technologies Holding B.V. (the “New Convertible Note due 2014”) (the “Conversion Shares”, and, together with the New Shares, the “Admission Shares”). The Admission Shares are subject to German law.

Presentation of Financial Information

For periods beginning October 1, 2008, Infineon has prepared its financial statements in accordance with IFRS issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally with the requirements set forth in Section 315a(1) of the German Commercial Code (Handelsgesetzbuch). In connection with Infineon’s transition to IFRS, Infineon has prepared financial statements for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) in accordance with IFRS.

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. In addition to the IFRS consolidated financial statements for the fiscal year ended September 30, 2008, Infineon issued consolidated financial statements in accordance with U.S. GAAP as of and for the fiscal year ended as of September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2008, have not been included in this Prospectus. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006) appear in this Prospectus beginning on page F-88. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2006 (with comparative figures as of and for the fiscal years ended September 30, 2004 and 2005) appear in this Prospectus beginning on page F-161.

Beginning with the first quarter of the 2009 fiscal year, IFRS serves as the Company’s primary accounting principles. Commencing in the 2009 fiscal year, the Company prepares its consolidated financial statements exclusively on the basis of IFRS. Note 4 to Infineon’s consolidated financial statements for the fiscal year ended September 30, 2008 prepared in accordance with IFRS, describes the decisions made for the retrospective application of IFRS (reproduced starting on page F-4); it also explains the impact of the adjustments made in changing over the accounting from U.S. GAAP to IFRS, the reconciliation of Infineon’s equity as of October 1, 2006, September 30, 2007 and September 30, 2008, respectively, and the conversion of Infineon’s net loss for the fiscal years ended September 30, 2007 and 2008 from U.S. GAAP to IFRS.

Information on Infineon’s Operating Segments

Effective October 1, 2008, Infineon reorganized its main business into five operating segments, Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Beginning October 1, 2008, the Management Board uses the financial measure Segment Result to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments. In the “Selected Consolidated Financial and Operating Information prepared in accordance with IFRS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this Prospectus, the data relating to the segments’ results of operations for the fiscal years ended September 30, 2007 and 2008, prepared in accordance with IFRS, have been reclassified to be consistent with the revised reporting structure and presentation.

In Infineon’s consolidated financial statements for the 2008 fiscal year prepared in accordance with IFRS, the results of Qimonda were reported as discontinued operations in Infineon’s consolidated statements of operations and as of September 30, 2008, the assets and liabilities of Qimonda were classified as held for disposal in the consolidated balance sheet.

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments, two of which were application focused: Automotive, Industrial & Multimarket and Communication Solutions; and one of which was product focused: Qimonda. These operating segments are reflected in Infineon’s consolidated financial statements for the fiscal year ended September 30, 2006 and 2007, prepared in accordance with U.S. GAAP.

Forward-Looking Statements

This Prospectus contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. This applies, in particular, to statements in this Prospectus containing information on future earning capacity, plans and expectations regarding Infineon’s business and management, Infineon’s growth and profitability, and general economic and regulatory conditions and other factors that affect it.

Forward-looking statements in this Prospectus are based on current estimates and assumptions that Infineon makes to the best of the Company’s present knowledge. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results, including Infineon’s financial condition and results of operations, to differ materially from and be worse than the results that Infineon has expressly or implicitly assumed or described in these forward-looking statements. Infineon’s business is also subject to a number of risks and uncertainties that could cause a forward-looking statement, estimate or prediction in this Prospectus to become inaccurate. Accordingly, investors are strongly advised to read the following sections of this Prospectus: “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Recent Developments and Outlook.” These sections include more detailed descriptions of factors that might have an impact on Infineon’s business and the markets in which Infineon operates.

In light of these risks, uncertainties and assumptions, future events described in this Prospectus may not occur, and forward-looking estimates and forecasts derived from third-party studies that have been reproduced in this Prospectus may prove to be inaccurate. See “ — Presentation of Sources of Market Data; Accounting Regulations; Additional Financial and Numerical Data.” In addition, neither the Company nor the Underwriters assume any obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to actual events or developments.

Currency Presentation

The amounts in this Prospectus in “EUR”, “€” or “euro” refer to the legal currency of Germany since January 1, 1999.

The amounts in this Prospectus in “$,” “U.S. dollars” or “USD” refer to the legal currency of the United States of America, in “JPY” or “Japanese yen” refer to the legal currency of Japan, in “CNY” refer to the legal currency of People’s Republic of China, and in “MYR” refer to the legal currency of Malaysia.

The following table contains information regarding the exchange rates between the U.S. dollar and the euro, between the Japanese yen and the euro, between CNY and the euro and between MYR and the euro for the periods and dates listed. These exchange rates are based on the public exchange rates fixed daily by the European Central Bank as of the relevant period end dates and the average exchange rates calculated for the relevant periods.

	October 1, 2008	October 1, 2007	October 1, 2006	October 1, 2005
	to March 31,	to September 30,	to September 30,	to September 30,
Exchange Rate	2009	2008	2007	2006

Period end ($ to EUR)	1.3308	1.4303	1.4179	1.2660
Average ($ to EUR)	1.3096	1.5037	1.3350	1.2325
Period end (JPY to EUR)	127.6500	153.2000	159.8200	148.9900
Average (JPY to EUR)	123.3477	161.6716	157.7185	142.9495
Period end (CNY to EUR)	8.9210	9.8252	10.4533	10.0971
Average (CNY to EUR)	8.9556	10.6653	10.2619	9.8750
Period end (MYR to EUR)	4.7949	4.9461	4.8249	4.6724
Average (MYR to EUR)	4.7006	4.9401	4.6607	4.5567

Presentation of Sources of Market Data; Accounting Regulations; Additional Financial and Numerical Data

This Prospectus contains or refers to numerical data, market data, analyst reports, and other publicly available information about Infineon’s industry and estimates that Infineon has made based largely on published market data or on numerical data derived from publicly available sources including data prepared or reported by Gartner Inc. and its unit Dataquest Inc. (together “Gartner Dataquest”), Frost & Sullivan, IMS Research, Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”). To the extent Infineon’s estimates are based on information that is not available from publicly available sources, Infineon has prepared these estimates with due care and has taken into consideration the relevant information in a neutral manner. Any information in this Prospectus that Infineon has derived from publicly available sources or that it has otherwise derived from third-party sources has been accurately reproduced with reference to the respective source. To the best of Infineon’s knowledge, and to the extent that Infineon was able to determine from publicly available sources or information otherwise obtained from third parties, no facts have been omitted that would render the statements in this Prospectus false or misleading. However, investors should be aware that market studies are often based on information or assumptions that may not be accurate or appropriate, and their methodology is often inherently predictive and speculative.

Investors should also be aware that Infineon has not verified numerical data, market data, and other information from publicly available sources and assumes no liability for the correctness of numerical data, market data, and other information from publicly available sources.

Unless otherwise indicated, the financial information in this Prospectus has been prepared in accordance with IFRS that are applicable as of the relevant reporting date of the respective annual or interim financial statements.

Certain numerical data, financial information and market data in this Prospectus are subject to rounding adjustments that were carried out according to established commercial standards. As a result, the aggregate amounts in this Prospectus may not correspond in all cases to the amounts contained in the underlying sources.

[text omitted]

THE OFFERING

General

The Offering relates to up to 337,000,000 new registered no par value shares of the Company. Up to 112,000,000 New Shares originate from the statutory authorized capital as stipulated in Section 4(2) of the Articles of Association (the “Authorized Capital 2007”). The establishment of the Authorized Capital 2007 was resolved upon by the general shareholders’ meeting of the Company on February 15, 2007 and registered in the commercial register of the Local Court in Munich (the “Commercial Register”) on March 28, 2007, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 14, 2012 in one or more steps, through the issue of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind. Up to 225,000,000 New Shares originate from the statutory authorized capital as stipulated in Section 4(10) of the Articles of Association (the “Authorized Capital 2009/I”), authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014 in one or more steps, through the issue of new registered no par value shares by up to €450,000,000 against contributions in cash or in kind. The Authorized Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Authorized Capital 2009/II to be introduced as Section 4(11) of the Articles of Association. After the general shareholders’ meeting of the Company on February 12, 2009 rejected, inter alia, the establishment of the initial authorized capital 2009/I, the executive committee of the Supervisory Board resolved to amend the Articles of Association pursuant to Section 10(4) of the Articles of Association to reflect the rejection of the former authorized capital 2009/I by the Company’s general shareholders’ meeting by renumbering Authorized Capital 2009/II to the Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009.

On July 9, 2009 the Management Board resolved to increase the share capital by way of recourse to the authorized capital by issuing up to 337,000,000 New Shares, against contributions in cash. Further, the Management Board resolved to set the subscription price per New Share at €2.15 (the “Subscription Price”). The Supervisory Board approved the Management Board’s resolution on July 9, 2009. The New Shares, with the exception of a fractional amount of up to €7,562,592, amounting to up to 3,781,296 New Shares, are to be offered to the existing shareholders for subscription by way of indirect subscription rights through public offerings in Germany and Luxembourg at a ratio of 9:4 (that is, 9 Existing Shares will have the right to subscribe to 4 New Shares) (the “Rights Offering”). Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592, which amounts to up to 3,781,296 New Shares.

Any New Shares that are not subscribed for in the Rights Offering (the “Investment Shares”) and the Fractional Amount will be offered to the Backstop Investor by way of a private placement for acquisition or subscription at the Subscription Price (the “Investment Share Placement” and, together with the Rights Offering, the “Offering”). The Backstop Investor has agreed to acquire from the Underwriters, or subscribe for, all New Shares not subscribed by the Company’s existing shareholders subject to the terms and conditions of the Backstop Arrangement (See “The Offering — Backstop Arrangement”). The completion of the capital increase has not yet been registered in the Commercial Register. The Company expects the implementation of the capital increase relating to the New Shares subscribed for in the Rights Offering to be registered on August 6, 2009. In the event any New Shares not subscribed for by the current shareholders of the Company (including the Fractional Amount) are allotted to the Backstop Investor under the Backstop Arrangement, the registration of the capital increase relating thereto is anticipated without undue delay following applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz). After the registration of the capital increase in the amount of up to €674,000,000 in the Commercial Register, the Company’s share capital will amount to up to €2,173,484,170.

The Rights Offering is based on an Underwriting Agreement between the Company and Credit Suisse, Deutsche Bank, Merrill Lynch, and Citi which was entered into on July 16, 2009. The Rights Offering is subject to the condition, among others, that the implementation of the capital increase be registered in the Commercial Register. The Rights Offering may be cancelled under certain circumstances. See “ — The Rights Offering.”

Timetable

Projected timetable for the Rights Offering:

July 16, 2009
Approval of the Prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) ( the “BaFin”) and notification to other relevant European securities regulatory agencies

Publication of the Prospectus on the Company’s website at www.infineon.com

July 17, 2009
Publication of the Rights Offering, including the Subscription Price, in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger)

Publication of the Rights Offering in the Börsen-Zeitung

Listing application at the Frankfurt Stock Exchange

July 20, 2009
Booking (Einbuchung) of Subscription Rights as of July 17, 2009 (evening) into the shareholders’ securities deposit account

Commencement of the Subscription Period

Trading of Company’s shares “ex rights”

July 29, 2009
Approval of supplement no. 1 to the Prospectus, including the Company’s quarterly report for the three and nine months period ended June 30, 2009, by BaFin and notification of supplement no. 1 to other relevant European securities regulatory agencies

Publication of supplement no. 1 to the Prospectus on the Company’s website at www.infineon.com

August 3, 2009	End of Subscription Period; deadline for payment of the Subscription Price
August 4, 2009	Placement of Investment Shares with Backstop Investor, if any
August 6, 2009	Registration of the capital increase relating to the New Shares subscribed for under the Rights Offering in the Commercial Register
Decision on admission by the Frankfurt Stock Exchange and publication of the decision on admission on the Frankfurt Stock Exchange’s Website at http://www.deutsche-boerse.com
August 7, 2009
Inclusion of the New Shares subscribed for under the Rights Offering in the existing stock quotation of the Company’s shares

Delivery of the New Shares subscribed for under the Rights Offering by book-entry via the collective securities depositary

The Prospectus will be published on the Company’s website at http://www.infineon.com starting on July 16, 2009 and the supplemented Prospectus starting on July 29, 2009. In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplemented Prospectus may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred. Printed copies of the Prospectus and the supplemented Prospectus are also available free of charge during regular business hours in the Company’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany, at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany and at the paying and registration agent listed in this Prospectus. See “Information on the Offered New Shares — Announcements, Paying and Registration Agent.”

The Rights Offering

The following is an English-language translation of the Rights Offering. The German language Rights Offering is expected to be published on July 17, 2009 in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in the Börsen-Zeitung:

“Infineon Technologies AG
Neubiberg, Germany
(ISIN DE0006231004 / German Securities Code (WKN) 623100)

Rights Offering

On February 15, 2007, the general shareholders’ meeting of Infineon Technologies AG, Neubiberg, Germany (the “Company”) resolved on the establishment of an authorized capital, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 14, 2012 in one or more steps, through the issue of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind (the “Authorized Capital 2007”, registered in the commercial register of the Local Court of Munich (the “Commercial Register”) as Authorized Capital 2007/I). The resolution regarding the establishment of the Authorized Capital 2007 was registered in the Commercial Register on March 28, 2007. On February 12, 2009, the general shareholders’ meeting of the Company resolved on the establishment of an additional authorized capital, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014 in one or more steps, through the issue of new registered no par value shares by up to €450,000,000 against contributions in cash and/or in kind (the “Authorized Capital 2009/I”). The Authorized Capital 2009/I was originally resolved on by the Company’s shareholders’ meeting as “Authorized Capital 2009/II”. After the general shareholder’s meeting of the Company on February 12, 2009 rejected, inter alia, the establishment of the original authorized capital 2009/I, the Executive Committee of the Supervisory Board resolved to amend the wording of the Company’s articles of association (the “Articles of Association”) pursuant to Section 10(4) of the Articles of Association to reflect the rejection of the original authorized capital 2009/I by means of renaming the Authorized Capital 2009/II as Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended by resolution of the executive committee of the Supervisory Board on April 2, 2009 was registered in the Commercial Register on April 28, 2009.

On July 9, 2009 the Management Board resolved, with approval of the Supervisory Board, to increase the share capital of the Company by way of complete recourse to the Authorized Capital 2007 and the Authorized Capital 2009/I from €1,499,484,170 by up to €674,000,000 to up to €2,173,484,170, by issuing up to 337,000,000 new registered no par value shares, each representing a notional amount of €2.00 in the share capital, against contributions in cash (the “New Shares”). The New Shares are issued at the minimum issue value of €2.00 per share and carry full dividend rights for the fiscal year 2008/2009. Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592 which amounts to up to 3,781,296 New Shares (the “Fractional Amount”).

Credit Suisse Securities (Europe) Limited, London, United Kingdom (“Credit Suisse”), Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany (“Deutsche Bank”) and Merrill Lynch International, London, United Kingdom (“Merrill Lynch” and together with Credit Suisse and Deutsche Bank the “Joint Bookrunners”) and Citigroup Global Markets Ltd., London, United Kingdom (“Citi”) and together with the Joint Bookrunners, the “Underwriters”) have agreed, pursuant to an underwriting agreement dated July 16, 2009 (the “Underwriting Agreement”), to (i) offer the New Shares to the shareholders of Infineon Technologies AG, with the exception of the Fractional Amount, subject to the conditions stated below under “ — Termination of Rights Offering”, at a ratio of 9:4 by way of indirect subscription rights, (ii) subscribe for the New Shares for which subscription rights have been exercised and (iii) allot to the shareholders the shares subscribed in accordance with the exercise of their subscription rights after the registration of the consummation of the capital increase in the Commercial Register.

The New Shares, excluding the Fractional Amount, are being offered to the shareholders at a ratio of 9:4 at the Subscription Price of €2.15 per New Share. The registration of the consummation of the capital increase from the Authorized Capitals 2007 and 2009/I has not been effected yet. The consummation of the capital increase relating to the New Shares subscribed for under the Rights Offering is expected to be registered in the Commercial Register on August 6, 2009.

The subscription rights under the Company’s existing shares, which are all held in collective custody, will be automatically credited to the depository banks on basis of the state as of the evening of July 17, 2009 by Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main (“Clearstream”).

To avoid exclusion of the exercise of their subscription rights, we request that our shareholders exercise their subscription rights in the New Shares during the period from July 20, 2009 up to and including August 3, 2009

(the “Subscription Period”) through their respective depository bank at the German branches of Deutsche Bank AG as subscription agent during regular banking hours. Subscription rights that are not exercised in a timely manner will lapse and become worthless.

In accordance with the subscription ratio of 9 : 4 shareholders can subscribe for 4 New Shares per 9 existing shares of the Company at the Subscription Price of €2.15 per New Share.

Subscription Price

The subscription price per subscribed New Share amounts to €2.15 (the “Subscription Price”). The Subscription Price is payable no later than August 3, 2009.

No Trading of Subscription Rights on the Regulated Market

Infineon Technologies AG and the Underwriters will not initiate trading of the subscription rights (ISIN DE000A0Z2227 / German Securities Code (WKN) A0Z222) on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Accordingly, subscription rights cannot be purchased or sold on the regulated market of a stock exchange. However, subscription rights are transferable. No compensation will be paid for unexercised subscription rights. Upon the expiration of the Subscription Period, unexercised subscription rights will lapse and become worthless. Starting July 20, 2009, the Company’s existing shares (ISIN DE0006231004/ German Securities Code (WKN) 623100) will be traded on the regulated market (regulierter Markt) of the Frankfurt Stock Exchange without subscription rights (ex rights).

Termination of Rights Offering

The Underwriters reserve the right to terminate the Underwriting Agreement or extend the completion of the Rights Offering upon the occurrence of certain circumstances. These circumstances include, but are not limited to, (i) the Company’s failure to provide certain legal opinions, (ii) amendment, withdrawal or termination of the Investment Agreement between the Company and the Backstop Investor (See “Backstop Arrangement”), and (iii) the non-occurrence of other conditions precedent. The Underwriters are further relieved of their obligations if the consummation of the capital increase relating to the New Shares subscribed for under the Rights Offering is not registered in the Commercial Register by August 6, 2009 and the Underwriters and Infineon Technologies AG fail to reach an agreement on a later deadline.

In the event of a termination of the Underwriting Agreement prior to the registration of the consummation of the capital increase in the Commercial Register, the subscription rights will lapse and become worthless. Any investors who purchased Subscription Rights would suffer a loss in this case. To the extent the Underwriters terminate the Underwriting Agreement after the consummation of the capital increase is registered in the Commercial Register, any shareholders who exercised their subscription rights will be able to purchase the New Shares at the subscription price.

If the Underwriters terminate the Underwriting Agreement after the Rights Offering is completed, which they can do even after delivery and settlement of the subscribed New Shares and commencement of trading, the termination would apply only to unsubscribed New Shares.

Form and Certification of the New Shares

The New Shares will be issued as registered no par value shares (ISIN DE0006231004 / German Securities Code (WKN) 623100) in accordance with the current Articles of Association. The New Shares will be evidenced by one or more global share certificates deposited in collective custody with Clearstream.

The right of shareholders to receive individual share certificates for their shares is, to the extent legally permissible and unless not required under the regulations of a stock exchange, excluded by Section 4(4) of the Articles of Association. The New Shares bear the same rights as all other shares of the Company and do not bear any additional rights or benefits.

Backstop Arrangement

Admiral Participations (Luxembourg) S.à r.l., (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC. has agreed to acquire all New Shares (including the Fractional Amount) not subscribed for by the Company’s shareholders (the “Investment Shares”) at the Subscription Price, but not more than the Maximum Investment Amount (as described below), subject to the Minimum Threshold (as described below) being met (the “Backstop Arrangement”). The maximum number of Investment Shares to be acquired by the Backstop Investor together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, must not lead to a shareholding that would represent more than 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering (the “Maximum Investment Amount”). The Backstop Investor may, but is not required to, acquire Investment Shares if the number of the Investment Shares available together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, does not enable the Backstop Investor to establish a participation in the Company’s share capital and voting rights of at least 15 percent post execution of the Offering (the “Minimum Threshold”).

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court, subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

As long as the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act remain outstanding, the Backstop Investor will only be allowed to acquire or subscribe for Investment Shares that lead to a shareholding of the Backstop Investor in the Company of 25 percent minus one share. Once the clearances have been obtained, the Backstop Investor may, at its sole discretion, also subscribe for Investment Shares up to the Maximum Investment Amount.

For as long as the Backstop Investor holds at least 15 percent of the shares and voting rights in the Company, the Backstop Investor will be entitled to propose two individuals, and for as long as the Backstop Investor holds at least 10 percent of the shares and voting rights in the Company, one individual, to be elected to the Supervisory Board.

Delivery and Settlement of the New Shares

Delivery of the New Shares subscribed for under the Rights Offering is expected to occur on or about August 7, 2009 unless the Subscription Period has been extended. Delivery of the unsubscribed New Shares to be sold in the private placement is expected to occur without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, inter alia, subject to applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained; the relevant clearances are expected to be received during the course of August 2009 at the latest. The New Shares will be made available to shareholders as co-ownership interest in the respective global share certificate.

Commissions

The subscription of New Shares in the Rights Offering is subject to customary banking commissions from the depository banks.

Stock Exchange Admission and Commencement of Trading of the New Shares

The application for admission of the New Shares to the regulated market (regulierter Markt) of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange is expected to be filed on July 17, 2009. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009. In the event that any New Shares not subscribed for by the current shareholders of the Company will be allotted to the Backstop Investor under the Backstop Arrangement, the decision on admission of such New Shares is anticipated without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, inter alia subject to relevant applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained; the relevant clearances are expected to be received during the course of August 2009 at the latest.

Commencement of trading and inclusion of the New Shares subscribed for under the Rights Offering in the existing stock quotation of the Company’s shares is expected on August 7, 2009. In the event that any New Shares not subscribed for by the current shareholders of the Company will be allotted to the Backstop Investor under the Backstop Arrangement, such New Shares will be included in the existing stock quotation without undue delay following admission.

Placement of Unsubscribed New Shares / Private Placement to the Backstop Investor

Any New Shares that are not subscribed for in the Rights Offering (including the Fractional Amount) will be utilized by way of a private placement. The Backstop Investor has agreed to acquire any New Shares not subscribed for by the Company’s shareholders up to the Maximum Investment Amount at the subscription price subject to the terms and conditions of the Backstop Arrangement.

Announcement

In connection with the Rights Offering, a prospectus (the “Prospectus”) has been published on Infineon Technologies AG’s website (http://www.infineon.com) on July 16, 2009. On July 29, 2009, together with the publication of the Company’s quarterly report for the three and nine months ended June 30, 2009, a supplement to the Prospectus is expected to be published on the Company’s website with the respective information (See “— Right to Withdraw in case a Supplement to the Prospectus is Published”). Printed copies of the Prospectus and the supplemented Prospectus will be available free of charge during regular business hours at the Company’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany, at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany, and at the aforementioned subscription agents.

Right to Withdraw in case a Supplement to the Prospectus is Published

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. Presumably on July 29, 2009, the Company will publish a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplement may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred.

The revocation does not need to be substantiated and is to be sent in text form to the locations at which the investor concerned has made his declaration of intention regarding the acquisition of the New Shares. In order to meet the deadline, timely dispatch is sufficient.

Offering in the United States

The New Shares and the subscription rights will be registered under the provisions of the Securities Act. On this account, the Company intends to file with the U.S. Securities and Exchange Commission a Form F-3 Registration Statement pursuant to the Securities Act 1933 as amended from time to time with respect to the New Shares and the Subscription Rights.

Stabilization

There will be no stabilization in connection with the Rights Offering.

Lock-up Agreement of the Company

The Company has committed itself to the Underwriters not to carry out a capital increase or other capital measures, without written consent of the Underwriters, which may only be withheld with good cause, for a period to 6 months following the admission to trading of the New Shares.

Lock-up Agreement of the Backstop Investor

Provided that the Minimum Threshold is met, the Backstop Investor undertakes, for a period of 12 months following the date of acquisition of the Investment Shares, neither to dispose of any Investment Shares or to carry out similar measures without the consent of the Company’s Management Board (the “Backstop Investor Lock-up”) nor to establish a shareholding above 30 percent minus one share of the share capital and voting rights of the Company (the “Standstill Agreement”). Exempted from the Backstop Investor Lock-up are the sale and transfer of any Investment Shares under certain conditions, e.g. in connection with a voluntary or statutory takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG).

The Backstop Investor’s obligations with regard to the Backstop Investor Lock-up and the Standstill Agreement will automatically terminate if, during the period of 12 months following the date of acquisition of the Investment Shares, certain circumstances occur. These include, but are not limited to: (i) a person other than a person proposed by the Backstop Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) not at least two persons proposed by the Investor are members of the Supervisory Board.

Important Notice to Shareholders

Infineon believes that the positive impact of its overall cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million under Infineon’s convertible notes will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million under Infineon’s exchangeable notes will become due for repayment on August 31, 2010. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. Infineon is taking a number of measures, including the Offering and the sale of its Wireline Communications business, in order to meet these obligations. If such measures, including the capital, increase fail, the Company may need to find alternative sources of funds to repay these obligations. In addition, further stabilization of the Infineon Technologies Group depends on the execution of restructuring measures, the success of which cannot be guaranteed. Overall, subscribing for the New Shares entails considerable risks.

Neubiberg, July 2009

Infineon Technologies AG

The Management Board”

Offering Expenses and Net Proceeds of the Offering

The estimated total Offering expenses, including the commissions payable to the Underwriters, are expected to be approximately €50 million, including approximately €18 million to the Underwriters and up to €21 million to the Backstop Investor relating to the Backstop Arrangement. Should the Backstop Investor fail to purchase any New Shares in the Offering for any reason, the Company will pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company will pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See “—Backstop Arrangement.” Infineon expects the total net proceeds from the capital increase to be approximately €700 million in case all New Shares will be subscribed for by or placed with investors. If the Minimum Threshold is not met and the Backstop Investor decides not to waive the Minimum Threshold requirement, Infineon expects the minimum net proceeds from the Offering to be approximately €335 million.

Additional Selling Restriction Notices

Sales in the United Kingdom will likewise be subject to restrictions. The Underwriters have warranted that they

1.	have only invited or will only invite participation in investment activities in connection with the Offering or the sale of the New Shares within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) and have only initiated or will only initiate such investment activities to the extent that Section 21(1) of the FSMA does not apply to the Company; and

2.	have complied and will comply with all applicable provisions of the FSMA with respect to all activities already undertaken by each of them or will undertake in the future in relation to the New Shares in, from, or otherwise involving the United Kingdom.

Moreover, the Underwriters represent and warrant that they have not publicly offered and will not publicly offer the New Shares in any member state of the European Economic Area (“EEA”) that has implemented Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC (the “Prospectus Directive”) from the date of implementation of the Prospectus Directive, unless

1.	a prospectus for the New Shares has been published in advance that has been approved by the competent authorities in the relevant member state or in another member state of the EEA that has implemented the Prospectus Directive, and the competent authorities in the member state in which the Offering is taking place have been notified of this fact in compliance with the Prospectus Directive;

2.	the Offering is directed to legal entities that are licensed to authorized or regulated to operate in the financial market or, if not so licensed or regulated, whose sole corporate purpose is to invest in securities;

3.	the Offering is directed at companies that meet at least two of the following three criteria according to their most recent annual or consolidated financial statements: (x) an average of more than 250 employees during the most recent fiscal year; (y) total assets of more than €43,000,000 and (z) annual net revenue of more than €50,000,000; or

4.	the Offering takes place under other circumstances in which the publication of a prospectus by the issuer is not required pursuant to Article 3(2) of the Prospectus Directive.

Underwriters; Underwriting Agreement

The Company and the Underwriters signed an Underwriting Agreement on July 16, 2009. In the Underwriting Agreement, the Underwriters agreed to underwrite up to 333,218,704 New Shares, and the Company has undertaken to issue up to 333,218,704 New Shares to the Underwriters. In the Underwriting

Agreement dated July 16, 2009, the Company has agreed to indemnify the Underwriters from specific liabilities.

Termination of Rights Offering

The Underwriters reserve the right to terminate the Underwriting Agreement or extend the completion of the Rights Offering upon the occurrence of certain circumstances. These circumstances include, but are not limited to, (i) the Company’s failure to provide certain legal opinions, (ii) amendment, withdrawal or termination of the Investment Agreement between the Company and the Backstop Investor, and (iii) the non-occurrence of other conditions precedent. In the event of a termination of the Underwriting Agreement, the Rights Offering will not take place other than in relation to Subscription Rights which have been validly exercised by then. The Underwriters are further relieved of their obligations if the consummation of the capital increase relating to the New Shares subscribed for by the Underwriters under the Rights Offering is not registered in the Commercial Register by August 6, 2009 and the Underwriters and Infineon Technologies AG fail to reach an agreement on a later deadline.

In the event of a termination of the Underwriting Agreement prior to the registration of the consummation of the capital increase in the Commercial Register, the Subscription Rights will lapse. In the event of a withdrawal from the Underwriting Agreement after the registration of the consummation of the capital increase in the Commercial Register, Infineon Technologies AG and the Underwriters shall decide on a course of action with respect to offering the New Shares that takes the then-prevailing market conditions into account. Any investors who purchased their Subscription Rights via the stock exchange would suffer a loss in this case. To the extent the Underwriter terminates the Underwriting Agreement after the consummation of the capital increase is registered in the Commercial Register, any shareholders who exercised their Subscription Rights will be able to purchase the New Shares at the subscription price.

If the Underwriters terminate the Underwriting Agreement after the Rights Offering is completed, which they can do even after delivery and settlement of the subscribed New Shares and commencement of trading, the termination would apply only to unsubscribed New Shares. Therefore, stock exchange purchases relating to unsubscribed New Shares are conditional. Short sellers bear the risk of not being able to cover their short positions with New Shares if they have already made short sales prior to the cancellation of book transfers of the New Shares.

Condition Precedent and Termination of the Backstop Arrangement

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board and the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009 and the election of Mr. Manfred Puffer of as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect. In case the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Backstop Investor has to declare a waiver to the Company on the business day following the end of the Subscription Period. The Backstop Investor may declare to the Company its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. The obligation of the Backstop Investor to acquire Investment Shares is subject to (a) Mr. Manfred Puffer having been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the supervisory board, having submitted (i) a letter to the Backstop Investor in which he commits to resign as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer having been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect, and (d) the nomination committee of the supervisory board having nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

The Backstop Investor reserves the right to terminate the Backstop Arrangement upon the occurrence of certain circumstances. These circumstances include, but are not limited to, Infineon’s failure to provide a legal opinion and the non-occurrence of the other conditions precedent. The Backstop Investor can also terminate the Backstop Arrangement if the Capital Increase relating to the Investment Shares has not been registered with the commercial register within twelve business days after application by the Company for such registration. In these cases, the Backstop Investor may, by written notice to the Company, withdraw from the Backstop Arrangement. To the extent that it has not yet been exercised, such right of withdrawal will lapse upon registration of the consummation of the Capital Increase relating to the Investment Shares in the commercial register.

Right to Withdraw in case a Supplement to the Prospectus is Published

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. The Company will publish on or about July 29, 2009 a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplement may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred.

The revocation needs not be substantiated and is to be sent in text form to the locations at which the investor concerned has made his declaration of intention regarding the acquisition of the offered shares. In order to meet the deadline, timely dispatch is sufficient.

[text omitted]

Interests of Participating Parties in the Offering of New Shares

Infineon believes that the positive impact of its cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million of Convertible Notes due 2010 will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million of Exchangeable Notes due 2010 will become due for repayment on August 31, 2010. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. See the risk factor which describes the risks to Infineon arising out of the insolvency of Qimonda and in connection with a sale or closure of ALTIS. Infineon is taking a number of measures, including the Offering, in order to meet these obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements.”

The Underwriters have entered into a contractual relationship with Infineon Technologies AG in connection with the Offering and the stock exchange admission of the New Shares. Credit Suisse Securities (London) Ltd. has been mandated by the Company to act as advisory bank with respect to the restructuring of Infineon, the repurchase of certain nominal amounts of the Convertible Notes due 2010 and the Exchangeable Notes due 2010, and the issuance of the New Convertible Notes due 2014.

Credit Suisse, Deutsche Bank and Merrill Lynch have advised the Company on the execution of the Rights Offering and on the stock exchange admission of the New Shares, as well as on the structuring and coordinate the implementation of the Offering. If the Offering is completed successfully and the shares are admitted to exchange trading, the Underwriters will receive a customary commission.

Since the capital increase mainly serves the purpose of restructuring the Company’s balance sheet, remedying a strain on liquidity and strengthening the Company’s balance sheet, the existing shareholders of the Company, particularly major shareholders, as well as the holders of the exchangeable and convertible notes for which the Company has issued guarantees in the aggregate nominal amount of €915 million, have an interest in the implementation of the capital increase.

Credit Suisse, Deutsche Bank, Merrill Lynch and Citi maintain other legal and financial relationships with Infineon that are customary for the industry. In particular, Credit Suisse acts as lender to Infineon pursuant to a €100 million revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Credit Facilities.”

The Backstop Investor has agreed to acquire the Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount, subject to the terms and conditions of the Backstop Arrangement. Should the Backstop Investor fail to purchase any New Shares in the Offering for any reason, the Company will pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company will pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See also “Business — Material Contracts — Backstop Arrangement.”

Ultimately, all parties doing business with the Company have a direct or indirect interest in the capital increase.

INFORMATION ON THE OFFERED NEW SHARES
AND ON THE CONVERSION SHARES

Information on the Offered New Shares

Statutory Basis for the Issue of the New Shares

The provisions of the German Stock Corporation Act (Aktiengesetz) on capital increases against cash contributions by recourse to statutory authorized capital (Barkapitalerhöhung aus genehmigtem Kapital), Sections 202 et seq. of the German Stock Corporation Act, form the statutory basis for the issuance of the New Shares. The Company’s general shareholders’ meeting resolved on February 15, 2007 to amend the Articles of Association and authorize the Management Board, with the consent of the Supervisory Board, to increase the share capital of the Company until February 14, 2012, in one or more steps, through the issuance of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind (Authorized Capital 2007). The resolution for the establishment of the Authorized Capital 2007 was registered in the Commercial Register on March 28, 2007 as Section 4(2) of the Articles of Association. In addition, the Company’s general shareholders’ meeting resolved on February 12, 2009 to authorize the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014, in one or more steps, through the issuance of new registered no par value shares by up to €450,000,000 against contributions in cash or in kind (Authorized Capital 2009/I). The Authorized Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Authorized Capital 2009/II, but subsequently renumbered from Authorized Capital 2009/II into 2009/I by resolution of the Supervisory Board to reflect that the Company’s general shareholders’ meeting rejected to approve, inter alia, the initial Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009 as Section 4(10) of the Articles of Association.

On July 9, 2009, the Management Board resolved to increase the share capital by way of recourse to the aforementioned authorized capitals by issuing up to 337,000,000 New Shares. The Investment, Finance and Audit Committee duly authorized by the Supervisory Board approved the Management Board’s resolution on July 9, 2009. The New Shares are issued at the minimum issue value of €2.00 per share and carry full dividend rights for the fiscal year ending on September 30, 2009. Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592, which amounts to up to 3,781,296 New Shares.

ISIN/German Securities Code (WKN)/Common Code /Trading Symbol

International Securities Identification Number (ISIN)
— for the New Shares	DE0006231004
— for the subscription rights to the New Shares	DE000A0Z2227
German Securities Code (Wertpapierkennnummer — WKN)
— for the New Shares	623100
— for the subscription rights to the New Shares	A0Z222
Common Code	010745900
Trading Symbol	IFX.ETR

Voting Rights

Each New Share as well as each Existing Share carries one vote at the Company’s general shareholders’ meeting. There are no voting right restrictions.

Dividend Rights; Share of Liquidation Proceeds

According to Section 4(2) of the Articles of Association, the New Shares created through the statutory authorized capital have full dividend rights as of the beginning of the fiscal year in which they are issued and for all subsequent fiscal years. Dividend payment claims are subject to the three-year standard limitation period as per Section 195 of the German Civil Code (Bürgerliches Gesetzbuch).

According to Section 19(3) of the Articles of Association, dividend rights of new shares issued as part of a capital increase can be different from the rule of Section 60(2) of the German Stock Corporation Act.

The New Shares that will be admitted to trading shall participate in any liquidation proceeds according to their proportionate amount of the share capital.

Transferability of the New Shares

The New Shares of the Company are freely transferable in accordance with the applicable legal requirements for registered shares. Except for the restrictions set forth in “The Offering — Lock-up Agreement of the Company” and “The Offering — Lock-up Agreement of the Backstop Investor”, there are no prohibitions on disposal or restrictions with respect to the transferability of the New Shares of the Company.

Delivery of the New Shares; Settlement

The New Shares subscribed under the Rights Offering are expected to be made available in the collective custody account on August 7, 2009 and included in the existing stock quotation of Infineon Technologies AG shares on August 7, 2009, unless the Subscription Period is extended. The New Shares from the fractional amount and any unsubscribed New Shares that are sold in the private placement to the Private Equity Investor are expected to be made available in the collective custody account on August 21, 2009, unless the Subscription Period is extended or applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) have not been obtained by the Backstop Investor on the business day following the last day of the Subscription Period. In such case, the New Shares allotted under the private placement are expected to be made available in the collective custody account without undue delay following applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz). The New Shares are represented by one or more global certificates. Physical or individual certificates will not be issued.

Announcements, Paying and Registration Agent

The Company’s announcements are published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), as provided by Section 1(4) of the Articles of Association. Any announcements related to the shares of the Company will also be published in the electronic version of the Federal Gazette and in at least one national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange. All announcements required under German securities laws will be published in a national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange and, if required, in the printed version of the German Federal Gazette (elektronischer Bundesanzeiger).

Announcements related to the approval of the Prospectus or any supplements thereto will be published in accordance with the German Securities Prospectus Act, and according to the form of publication required for the prospectus, that is, through publication on the website of Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg (http://www.infineon.com) and by making printed copies available at Infineon Technologies AG and at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany.

The paying and registration agent is Bayerische Hypo- und Vereinsbank AG, Kardinal-Faulhaber-Strasse 1, 80333, Munich.

Information on the Conversion Shares

Statutory Basis for the Issue of Conversion Shares

The provisions of the German Stock Corporation Act (Aktiengesetz) on capital increases by recourse to conditional capital (Bedingte Kapitalerhöhung), Sections 192 et seq. of the German Stock Corporation Act, form the statutory basis for the issuance of the Conversion Shares. The Company’s general shareholders’ meeting resolved on February 12, 2009 to amend the Articles of Association and to conditionally increase the capital by up to €149,900,000 by issuing up to 74,950,000 new no par value registered shares with full dividend rights as of the beginning of the fiscal year in which they are issued (see “Description of the Share Capital and Applicable Provisions — Conditional Capital — Conditional Capital 2009/I”). The Conditional Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Conditional Capital 2009/II, but subsequently renumbered from Conditional Capital

2009/II into 2009/I by resolution of the Supervisory Board to reflect that the Company’s general shareholders’ meeting rejected to approve, inter alia, the initial Conditional Capital 2009/I. The resolution regarding the creation of the Conditional Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009 as Section 4(11) of the Articles of Association. The Conversion Shares from the Conditional Capital 2009/1 are reserved for any conversions made of the New Convertible Notes due 2014.

On May 18, 2009, the Management Board resolved to issue the New Convertible Notes due 2014. The Investment, Finance and Audit Committee, duly authorized by the Supervisory Board, approved the Management Board’s resolution on May 18, 2009. (For details regarding the New Convertible Notes due 2014 see “Description of the Share Capital and Applicable Provisions — Conditional Capital — Conditional Capital 2009/I”).

ISIN/German Securities Code (WKN)/Common Code /Trading Symbol

International Securities Identification Number (ISIN)
— for the Conversion Shares	DE0006231004
German Securities Code (Wertpapierkennnummer — WKN)
— for the Conversion Shares	623100
Common Code	010745900
Trading Symbol	IFX.ETR

Voting Rights

Each Conversion Share, and each Existing Share carries one vote at the Company’s general shareholders’ meeting. There are no voting right restrictions.

Dividend Rights; Share of Liquidation Proceeds

According to Section 4(11) of the Articles of Association, the Conversion Shares created through the conditional capital have full dividend rights as of the beginning of the fiscal year in which they are issued and for all subsequent fiscal years. Dividend payment claims are subject to the three-year standard limitation period pursuant to Section 195 of the German Civil Code (Bürgerliches Gesetzbuch). According to Section 19(3) of the Articles of Association, dividend rights of new shares issued as part of a capital increase can be different from the rule of Section 60(2) of the German Stock Corporation Act. The Conversion Shares to be admitted to trading shall participate in any liquidation proceeds in proportion to their share in of the share capital.

Transferability of the Conversion Shares

The Conversion Shares of the Company are freely transferable in accordance with the applicable legal requirements for registered shares. There are no prohibitions on disposal or restrictions with respect to the transferability of the Conversion Shares of the Company.

Admission to Trading

Application is expected to be made on July 17, 2009 for admission of the Conversion Shares to the regulated market market segment (regulierter Markt) of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission is anticipated on August 6, 2009.

Delivery of the Conversion Shares; Settlement

Upon any exercise of the conversion right, only full shares will be delivered in accordance with the Articles of Association of Infineon Technologies AG in effect at the time of such delivery. Fractional shares will not be issued. To the extent that any conversion of one or several note(s) results in fractions of shares, the fractions of shares resulting from the conversion of a note shall be aggregated and full shares resulting from such aggregation of fractions of shares shall be delivered to the extent Citibank, N.A. London Branch as conversion agent has ascertained that several notes have been converted at the same time for the same noteholder. The shares to be delivered shall be transferred as soon as practicable after the conversion date to a securities account of the noteholder designated in the conversion notice. Until transfer of the shares has been made no claims arising from the shares shall exist. The Conversion Shares are represented by one or more global certificates. Physical or individual certificates will not be issued.

Announcements

The Company’s announcements are published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), as provided by Section 1(4) of the Articles of Association. Any announcements related to the shares of the Company will also be published in the electronic version of the Federal Gazette and in at least one national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange. All announcements required under German securities laws will be published in a national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange and, if required, in the printed version of the German Federal Gazette (elektronischer Bundesanzeiger).

Announcements related to the approval of the Prospectus or any supplements thereto will be published in accordance with the German Securities Prospectus Act, and according to the form of publication required for the prospectus, that is, through publication on the website of Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg (http://www.infineon.com) and by making printed copies available at Infineon Technologies AG and at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany.

DIVIDEND POLICY AND EARNINGS PER SHARE

General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders’ share of profits is determined based on their respective interests in the Company’s share capital. In a German stock corporation (Aktiengesellschaft), resolutions concerning the distribution of dividends for a given fiscal year, and the amount and payment date thereof, are adopted by the general shareholders’ meeting of the subsequent fiscal year upon a joint proposal by the Management Board and the Supervisory Board. Dividends may only be distributed from the distributable profit of the Company. The distributable profit is calculated based on the Company’s stand-alone annual financial statements prepared in accordance with the accounting principles of the German Commercial Code (Handelsgesetzbuch). Accounting regulations under the German Commercial Code differ from IFRSs in material respects. When determining the amount available for distribution, net income for the year must be adjusted for profit/loss carryforwards from the prior year and release of or allocations to reserves. Certain reserves are required to be set up by law and must be deducted when calculating the profit available for distribution. The Management Board must prepare the financial statements (balance sheet, income statement and notes to the financial statements) and the management report for the previous fiscal year by the statutory deadline, and present these to the Supervisory Board and the auditors immediately after preparation. At the same time, the Management Board and Supervisory Board must present a proposal for the allocation of the Company’s distributable profit pursuant to Section 170 of the German Stock Corporation Act. According to Section 171 of the German Stock Corporation Act, the Supervisory Board must review the financial statements, the Management Board’s management report and the proposal for the allocation of the distributable profit, and report to the general shareholders’ meeting in writing on the results. The Supervisory Board must submit its report to the Management Board within one month after the documents were received. If the Supervisory Board approves the financial statements after its review, these are deemed adopted unless the Management Board and Supervisory Board resolve to assign adoption of the financial statements to the general shareholders’ meeting. If the Management Board and Supervisory Board choose to allow the general shareholders’ meeting to adopt the financial statements, or if the Supervisory Board does not approve the financial statements, the Management Board must convene a general shareholders’ meeting without delay. The general shareholders’ meeting’s resolution on the allocation of the distributable profit must be passed with a simple majority of votes. If the Management Board and Supervisory Board adopt the financial statements, they can allocate an amount of up to half of the Company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carry-forwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves.

Dividends resolved by the general shareholders’ meeting are paid annually shortly after the general shareholders’ meeting, as provided in the dividend resolution, in compliance with the rules of the respective clearing system. Generally, withholding tax (Kapitalertragsteuer) of 25 percent plus a 5.5 percent solidarity surcharge thereon is withheld from the dividends paid. For more information on the taxation of dividends, see “Taxation in the Federal Republic of Germany — Taxation of Shareholders.” Dividend payment claims are subject to a three-year standard limitation period. If dividend payment claims expire, then the Company becomes the beneficiary of the dividends. Details concerning any dividends resolved by the general shareholders’ meeting and the paying agents named by the Company in each case will be published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in at least one national newspaper designated for exchange notices by the Frankfurt Stock Exchange.

Dividend Policy and Earnings Per Share

No earnings were available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008. Subject to market conditions, the Company intends to retain future earnings, if any, for investment in the development and expansion of its business and not pay any dividends.

Infineon has not declared or paid any dividend during the 2006, 2007 and 2008 fiscal years.

Basic and diluted loss per share for the 2006 and 2007 fiscal years based on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP amounted to losses of €0.36 and €0.49, respectively. Basic and diluted loss per share attributable to shareholders of Infineon Technologies AG for the 2007 and 2008 fiscal years based on the Company’s consolidated financial statements prepared in accordance with IFRS amounted to losses of €0.46 and €3.91, respectively. Basic and diluted loss per share attributable to shareholders of Infineon Technologies AG for the six months ended March 31, 2008 and 2009 amounted to losses of €2.58 and €0.82, respectively.

[text omitted]

BUSINESS

Business

Infineon is one of the world’s leading semiconductor suppliers by revenue. Infineon has been at the forefront of the development, manufacture and marketing of semiconductors for more than 50 years, first as the Siemens Semiconductor Group and then, from 1999, as an independent group. Infineon Technologies AG has been a publicly traded company since March 2000. According to the market research company iSuppli (June 2009), Infineon (excluding Qimonda) was ranked the number 10 semiconductor company in the world by revenue in the 2008 calendar year.

Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions used in a wide variety of applications for energy efficiency, security and communications. Infineon’s main business is currently conducted through its five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

In the 2009 fiscal year, Infineon is taking significant measures, in particular through its cost-reduction program “IFX10+”, with the aim of cutting costs, reducing debt, preserving cash and otherwise improving its financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition — Cost Reduction Measures.” The efforts continue at present. Infineon believes that due to the positive impact of its overall cost reduction and cash preservation measures to retain liquidity it will be able to finance its normal business operations out of cash flows from continuing operations despite the sharp decline in revenue levels.

The address of Infineon’s principal executive offices is Am Campeon 1-12, 85579, Neubiberg, Germany, and Infineon’s main telephone number is +49-89-234-0.

Industry Background

Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever more powerful, complex and reliable devices at a lower cost per function. As their performance has increased and size and costs have decreased, semiconductors have become common components in an ever increasing number of products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems, digital cameras, digital audio devices, digital TVs, chip cards, security applications and game consoles. According to iSuppli (May 2009), the global market for semiconductors in 2008 was USD 258 billion. Approximately 31 percent of this sales volume is attributed to general purpose microprocessor (MPU) and memory ICs, which Infineon does not target. The remaining 70 percent of the market consists of a variety of product categories including sensors, discretes and digital and analog integrated circuits and Infineon targets a diverse set of sub-categories therein. Like Infineon, most semiconductor companies choose to operate in only one of the two mentioned major market categories as they require fundamentally different business models.

In addition to the adverse effects of the global economic downturn and financial crisis on the entire semiconductor industry, the semiconductor market, and hence Infineon’s business, is characterized by a number of distinct factors.

•	Volatility: The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. According to iSuppli (May 2009), the overall market growth compared to the previous year was 10 percent in 2006 and four percent in 2007, before shrinking by five percent in 2008. iSuppli (May 2009) predicts that the overall market will contract by approximately 24 percent in the 2009 calendar year.

•	Cyclicality: The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. Infineon attempts to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

•	Seasonality: Infineon’s sales are affected by seasonal and cyclical influences, with sales historically strongest in its fourth fiscal quarter.

•	Product Life Cycles: Infineon’s business is affected by the product life cycles determined by its customers as a response to innovative technical solutions, which incorporate Infineon products. The product life cycle prior to the start of volume production can range from several months to more than one year, or even several years for automotive products. Due to this lengthy cycle, Infineon may experience significant delays from the time it incurs expenses for R&D, marketing efforts, and investments in inventory, to the time Infineon generates corresponding revenue, if any.

•	Substantial Capital and R&D Expenditures: Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability. To reduce total costs, Infineon intends to share the costs of its R&D and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing.

•	Price Declines and Competition: Infineon’s products generally have a certain degree of application specification. Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Infineon aims to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Semiconductor Industry and Factors that Impact Infineon’s Business.”

Core Strengths

Infineon believes that its core strengths are based on a variety of factors, including its technical competencies, its strong position in a broad set of markets, its deep customer relationships and its capabilities in semiconductor design and manufacturing.

•	Infineon believes it has deep technical core competencies in the design and manufacturing of semiconductors. These competencies are based in part on over 50 years of industry experience by the Company and its predecessors. Four core competencies are of particular importance, namely: Radio Frequency (“RF”), embedded control, analog/mixed signal, and high power.

•	Radio frequency competency: The ability to produce best-in-class RF transceivers (and integrate RF transceivers with standard logic circuitry) is a key differentiator of cellular modem solutions. The increasing complexity of transceiver products has forced most competitors out of this market and led to the current (2008) situation with four suppliers generating almost 85 percent of revenues; Infineon ranked second with over 22 percent market share (Strategy Analytics, May 2009). Infineon believes that its RF competency was the main facilitator of recent years’ remarkable recovery of its Wireless business and that it will help it gain further market share in the overall Wireless market in the future.

•	Embedded control competency: In contrast to general purpose computing platforms, embedded systems are designed for particular applications. Today, embedded systems designers demand microcontrollers that are specifically tailored to their needs. Infineon’s 32-bit Tricore microcontroller family is a typical example. It combines the real-time capability of a microcontroller, the computational power of a DSP, and high performance features of RISC architectures. In automotive applications, these microcontrollers enable outstanding engine performance at lower fuel consumption, meeting the highest emission standards, including EURO5 and US-LEV2. Infineon believes that due to its exceptional embedded control competency, it could further extend its current leading market position in the automotive semiconductor market, and that it will benefit from significant growth rates in market segments like engine control/power train. According to Strategy Analytics (January 2009), worldwide revenues with semiconductors for automotive power train applications are expected to grow at a compound annual growth rate of over 14 percent from 2009 to 2012, the fastest growth of all automotive applications.

•	Analog/Mixed signal competency: According to iSuppli (June 2009), Infineon ranks among the top three analog/mixed signal semiconductor companies worldwide measured by revenues generated with analog ICs, discretes and sensors. Infineon believes that analog and mixed signal markets generally offer particularly attractive revenue growth opportunities. For example, iSuppli (May 2009) views semiconductor sensors, typically Analog semiconductors, as one of the fastest growing semiconductor categories, with a compound annual growth rate of 13 percent from 2009 through 2012. Another example is on-chip integration of RF transceivers and cellular baseband processors. Infineon believes that it is the largest supplier by units shipped of such single chip RF/baseband products for cellular phones. Strategy Analytics (December 2008) expects revenues with single chip products to grow at a compound annual growth rate of over 70 percent from 2009 to 2013 and that the share of single chip products will rise from 6 percent of all baseband units in 2009 to 22 percent in 2013.

•	High power competency: Only a few semiconductor suppliers offer high power semiconductor devices and modules. According to IMS Research (August 2008), the top 5 power module suppliers generate over 80 percent of the worldwide revenues, with Infineon the worldwide market leader in power semiconductors with particularly strong positions in high power semiconductors and modules. Infineon believes that the market outlook for high power semiconductor modules is particularly promising. According to IMS Research (February 2009), the expected compound annual growth rate for power modules is 10 percent in the period from 2009 to 2012. Infineon believes that its high power competency will enable it to participate in this growing market.

•	Infineon has a large and diversified business that covers a broad range of endmarkets and spans multiple product categories. With the exception of memory ICs and microprocessors, Infineon provides products of all major product categories such as Discretes, Sensors, Analog & Logic ICs and ICs in Chip Card applications. After the closing of the sale of the Wireline Communications business, Infineon will focus on the target markets automotive, industrial and multimarket, chip card & security and wireless communications. According to the external market research cited below, Infineon holds a leading position by revenue in the four target markets.

•	A leader in the automotive chip industry. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry worldwide by revenue for the past five years. In the 2008 calendar year, Infineon’s total revenue from the automotive industry amounted to USD 1,742 million, which according to the same Strategy Analytics report was USD 2 million behind the number one chip manufacturer. Infineon is the number one chip manufacturer for the automotive industry by revenue in Europe and holds the following market positions based on total revenue: number two in Rest of World (excluding Japan), number three in North America and number six in Japan. Infineon has increased its market share continuously over the course of the past fourteen years from 3.9 percent in 1994 to 9.5 percent in 2008. The main core competencies that helped drive such growth are embedded control and power semiconductors. In addition, Infineon attributes this growth to its goal of delivering zero-defect products. Infineon believes that in-house manufacturing capabilities are a competitive advantage due to the high quality standards demanded by automotive customers.

•	Leader in design and production of control electronics for energy efficiency and the miniaturization of such electronics in industrial and multimarket applications. Efficient generation and transmission and reliable distribution of electricity energy are vital for an environmental-friendly electricity supply. Infineon believes that it is the only company to offer power semiconductors and power modules for the entire electrical generation, transmission and consumption chain. According to IMS Research (November 2002, August 2008), Infineon’s revenues with Power Discretes and Power Modules grew by more than 145 percent from 2001 to 2007. With such growth, Infineon outperformed the competition and improved its market revenue ranking position from fourth place to number one in that period, with Infineon’s share of the global power semiconductor market increasing from 6.6 percent to 9.7 percent in such period. In the industrial market, according to the market research firm Semicast (June 2008), Infineon has outperformed competing semiconductor suppliers. Infineon ranked second in 2006 by revenue with a global market share of 6.4 percent. Within one year, Infineon increased revenues by more than 30 percent and rose to the number one position in 2007. While there is no external market research data available yet for 2008, Infineon believes it has solidified its market leading position in 2008.

Infineon’s extensive know-how in its core competency of power semiconductors was the main driver for this growth.

•	Market leader in chips for card applications. Each year from 1997 to 2008, Infineon was the global market leader in chips for card applications according to iSuppli (2009) and Frost & Sullivan (1998-2008). In addition, Infineon is the world’s leading supplier of Smart Card ICs, according to Frost & Sullivan (September 2008). These chips are mainly used for credit cards, debit cards, access cards, government identification applications, personal and object identification, and platform security applications Infineon’s strategic focus is on these security-critical fields where it can make the most of its experience in high-security applications. Infineon believes that it has the industry’s largest portfolio of chips and interfaces to meet the relevant security requirements in these areas. Due to Infineon’s strategic shift from high-volume markets to security-driven applications, Infineon was able to significantly improve its profitability. The main core competencies driving Infineon’s success in this market are embedded control and RF (the latter for contactless cards only).

•	A market leader in wireless solutions. Infineon not only manufactures traditional components such as baseband processors, RF transceivers and power management chips, but also offers complete platforms including software solutions, customized modifications and interoperability tests. Many mobile phone manufacturers rely increasingly on these third-party complete platforms and reduce their in-house chipset production accordingly. Infineon has become the fourth-largest supplier for these platforms (iSuppli, March 2009). A key component of mobile phone platforms is the RF transceiver where Infineon has built on the success of its CMOS technology based products. The insolvency of BenQ in September 2006 had a negative effect on Infineon. BenQ generated approximately 80 percent of Infineon’s wireless platform business. As a result of restructuring efforts and new customer design wins, Infineon believes that it will be able to successfully turn around this business, which is underscored by the positive Segment Result generated by Infineon’s Wireless business in the three months ended June 30, 2009. The main core competencies employed in Infineon’s wireless business are RF, analog/mixed-signal and embedded control technologies.

•	Infineon believes it has strong and long lasting customer relationships:

•	Infineon believes it has strong customer relationships. For example, Infineon is often the sole supplier to a customer due to a high specific development investment on the part of the customer to integrate Infineon’s products into the customer’s application.

•	Infineon believes many of its customer relationships are longlasting. In many cases, the customer’s development may take one to three years, with development input requiring up to 100 person years for one product. In addition, tests, validation, and if appropriate certification of the customer product with the integrated Infineon product may take six months to three years. For some applications, such as automotive, contract terms of up to 15 years are common.

•	Infineon believes that its manufacturing competences and assets for specialty manufacturing processes are an important competitive advantage, including among others:

•	Infineon’s proprietary process technologies, which allow it to manufacture ultrathin wafers for power semiconductors, enable great advances in energy efficiency;

•	Infineon developed an embedded Wafer-Level Ball Grid Array (“eWLB”) technology for semiconductor packages which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages, offers improved electrical performance and better cost; and

•	Infineon’s new power-logic plant in Kulim, Malaysia, which will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions.

Strategy

Infineon strives to achieve profitable growth by maintaining and expanding its leadership position in semiconductor solutions in the four target markets automotive, industrial and multimarket, chip card & security and wireless solutions. Infineon will exit the wireline communications market upon the sale of its

Wireline Communications business and focus on these four target markets. Infineon is leveraging key market trends towards energy efficiency, security, and communications and seeks to:

•	Build on its leadership position in key markets, in particular by helping to improve energy efficiency. Infineon believes that its success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Infineon’s leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. Infineon sees significant growth potential for its power business, in particular, driven by high energy costs, a shift towards renewable energy generation, and the need for ever longer battery life in mobile devices.

•	Strengthen Infineon’s leadership position in security solutions. Infineon seeks to benefit from growth in electronic and mobile communication and the growing desire to access data anywhere and at any time, which drives demand for data protection and data integrity such as secure authentication and identification of users. Infineon intends to leverage its know-how to address applications in new areas, and believes it is well positioned to benefit from future trends, such as the transition to e-Passports, e-Health cards and RFID ICs in logistics.

•	Provide the technology to be connected every day and everywhere. Infineon seeks to continue to profit from its key strengths in areas such as RF and mixed signal technologies employed, in particular, in its wireless business. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, Infineon intends to grow its broad customer base and to focus on the most promising solutions for future profitable growth, such as cellular phone platforms. In the wireless market, these include, in particular, highly integrated, cost efficient single-chip solutions and highly integrated cellular phone platforms for wireless high speed data transfer in HSPA-enabled phones and smart phones.

In addition, it is part of Infineon’s manufacturing strategy to carefully manage the mix of in-house versus outsourced manufacturing capacity and process technology development. Infineon intends to continue to invest in those process technologies that provide it with a competitive advantage. This is the case in particular for Infineon’s power process technologies and in manufacturing capacity that can meet the very strict quality requirements of automotive customers. At the same time, in standard CMOS below the 90-nanometer node, Infineon will continue to share risks and expand its access to leading-edge technology through long-term strategic partnerships with other leading industry participants. Infineon does not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and will make use of outsourced manufacturing capacity at silicon foundries instead.

Infineon believes that ongoing cost control and projects to continually improve productivity are important elements to support the successful implementation of Infineon’s profitable growth strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition — Cost Reduction Measures.”

Products and Applications

Principal Products, Applications and Customers

The following summary provides an overview of some of Infineon’s more significant products and applications and of the largest direct customers of each of Infineon’s five reportable segments, which were effective as of October 1, 2008.

Largest
Customers
in the First
Half of the
2009 Fiscal
Segment	Principal Products(2)	Principal Applications	Year

Automotive	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes	Powertrain (engine control, transmission control, hybrid), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), connectivity (wireless communication, telematics/navigation)	Avnet, Bosch, Continental (including Siemens VDO that merged into Continental in December 2007), Arrow

Largest
Customers
in the First
Half of the
2009 Fiscal
Segment	Principal Products(2)	Principal Applications	Year

Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), silicon discretes, ASIC solutions including secure ASICs	Power management & supplies, lighting, drives, renewable energy, power generation and distribution, industrial control, discrete products for multimarket applications, ASICs (for example, for game consoles, hearing aids, computer peripherals)	Avnet, Delta, Siemens, WPG Holdings
Chip Card & Security	Chip card and security ICs, Trusted Platform Modules	Security memory ICs and security microcontroller ICs for identification documents, payment cards, SIM cards, prepaid telecom cards, access and transportation cards, Pay TV and platform security products for computers and networks (for example, Trusted Platform Modules), RFID ICs for object identification	Gemalto, Giesecke & Devrient, Oberthur Card Systems, U.S. Government Printing Office
Wireless Solutions	Baseband ICs, RF transceivers, power management ICs, single chip ICs integrating these components, mobile phone platform solutions including software, tuner ICs, RF-power transistors	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS, HSPA, LTE), RF connectivity solutions (for example, Bluetooth, GPS), cellular base stations	Hon Hai Precision, LG Electronics, Nokia, Samsung
Wireline Communications(1)	ICs for voice access and core access (for example, CODECs, SLICs, ISDN, T/E), broadband access ICs for xDSL CO/CPE, VoIP, Ethernet switch and PHY, system solutions for DSL-modems, home-gateways	Voice access and core access, broadband access solutions for central office, broadband customer premises equipment	Arrow, AVM, Huawei, Nokia Siemens Networks

Notes

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

(2)	Other than such products and services described herein, there have not been any new products or services introduced that were significant to Infineon during the past three years.

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors and complete system solutions for use in automotive applications. Infineon’s Automotive segment focuses on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry by revenue for the past five years, with more than nine percent of the worldwide market, and the largest in Europe.

The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, powertrain, body and convenience systems. This growth also reflects increasing substitution of mechanical devices, such as relays, by semiconductors, in order to meet more demanding reliability, space, weight, and power reduction requirements. However, starting in the second half of 2008 the market for semiconductors for automotive applications has contracted due to the current economic downturn.

Infineon’s automotive division offers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience, and infotainment markets, in some cases including software. Infineon’s principal automotive products include:

•	semiconductors for powertrain applications, which perform, for example, engine and transmission control and enable hybrid powertrains;

•	semiconductors for safety management, which manage tasks such as the operation of airbags, anti-lock braking systems, electronic stability systems, power steering systems and tire pressure monitoring systems;

•	semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	semiconductors for connectivity, such as those used for wireless communication and navigation/telematics.

According to Strategy Analytics (January 2009), the safety, chassis and security segment comprises the largest portion of the market, followed by powertrain applications, such as transmission, engine and exhaust control, then body applications, and finally in-car entertainment and driver information.

Infineon’s automotive products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. To take advantage of expected growth in the market for “green” vehicles, Infineon’s power competencies across all of its business divisions are bundled in order to better enable Infineon to provide semiconductor and power module solutions for hybrid vehicles.

Time periods between design and sale of Infineon’s automotive products are relatively prolonged (three to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared to Infineon’s other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter.

In order to strengthen Infineon’s position in all areas of automotive electronics, Infineon seeks to further develop its strong relationships with world-wide leading car manufacturers and their suppliers, with a particular focus on those at the forefront in using electronic components in cars. Infineon believes that its ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor among companies in the automotive market.

Infineon strongly emphasizes high quality in its products. Infineon has implemented a program called Automotive Excellence, through which Infineon aims for the goal of “zero defects” in its automotive semiconductors and solutions.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial and multimarket applications, in addition to applications with customer-specific product requirements. Within the fragmented market for industrial semiconductor applications, Infineon focuses on power management and supply, as well as drives and power generation and distribution. IMS Research (August 2008) reported that Infineon was the number one supplier worldwide for power semiconductors by total revenue in 2007 with a market share of more than 9 percent. Infineon has a broad portfolio addressing consumer, computing and communication applications.

The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by large numbers of both standardized and application-specific products employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.

Within the industrial business, Infineon focuses on two major applications: power management & supply and power conversion. Infineon provides differentiated products combining diverse technologies to meet Infineon’s customers’ specific needs. With global energy demand continuing to rise, supplies generally tightening and concerns over the environmental impact of power generation rising, power semiconductors can make a major contribution by addressing the increasing need for energy savings.

Infineon has a strong position in power applications. According to the annual market reports of IMS Research (August 2008), Infineon has been the global market leader for power semiconductors for the past five years, with a 9.7 percent market share in 2007.

Infineon’s broad portfolio comprises power modules, small signal and discrete power semiconductors and power management ICs. Infineon’s industrial products are used in a wide range of applications, such as:

•	power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, servers and consumer electronics such as televisions and gaming consoles, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC power converters for computing and communication applications such as motherboards, telecommunications equipment and graphic cards;

•	lighting (electronic lamp ballast and control and LED drivers);

•	drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer appliances (such as washing machines), air-conditioning systems and transportation as well as power supplies for additional consumer appliances such as inductive cooking;

•	industrial automation and metering systems;

•	power generation, especially in the fields of renewable energy and power distribution systems; and

•	other industrial applications such as medical equipment.

Infineon’s portfolio of semiconductor discretes includes:

•	audio frequency (AF) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	radio frequency (RF) devices (diodes, transistors, Monolithic Microwave Integrated Circuits (MMICs), CMOS based RF switches, Small Scale Integrated Circuits (SSICs));

•	protection devices such as Transient Voltage Suppressor diodes (TVS diodes) and High Performance Active and Passive Integration (HIPAC) devices offering Electro Static Discharge/Electro Magnetic Interference (ESD/EMI) protection and high integration in advanced applications (for example, in mobile communication devices);

•	High Reliability Discretes (bipolar transistors and diodes) for use in space and avionic applications; and

•	Silicon MEMS Microphone (SMM): acoustical sensors based on Micro-Electro-Mechanical System (MEMS) semiconductor technology (for use in mobile phone applications, for example).

Within Infineon’s ASIC activities, Infineon focuses on customer-specific products integrating intellectual property from Infineon’s customers with Infineon’s own IP. These products are used in a variety of markets, with a special focus on industrial usage, mobility, and security. The main products of this business unit include:

•	products for computer and gaming peripherals;

•	secure ASICs and ASSPs for authentication or copy protection applications, taking advantage of Infineon’s security know-how; and

•	customer designs manufactured by Infineon on a foundry basis.

Most of these products are tailored to customer specifications and are often provided by Infineon on a sole-source basis. As a result, Infineon is often able to establish long-term relationships with customers in this area, in some cases actively supporting the customer’s product roadmap.

Chip Card & Security

Infineon’s Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications. According to Frost & Sullivan (September 2008), Infineon remained the market leader in ICs for smart card applications in the 2007 calendar year for the eleventh consecutive year, with a market share of 26.7 percent.

The markets for Infineon’s security products are characterized by an increasing emphasis on high-security applications, such as identification and payment, and by trends towards lower prices and higher demand for embedded non-volatile memory in SIM cards.

Within Infineon’s Chip Card & Security business, Infineon focuses on products making use of Infineon’s core competencies in security, contactless ICs and embedded control. Infineon’s products are used in a variety of markets, with a special focus on communication, payment, government identification, personal and object identification, and platform security. The main products of this segment include:

•	contact-based and contactless security microcontroller ICs for identification documents (for example, passports, national identification cards and health cards), payment cards, SIM cards and pay TV applications;

•	security memory ICs in prepaid telecom cards, access and transportation cards;

•	Trusted Platform Module (“TPM”) products (hardware-based security for trusted computing) in computers and networks; and

•	RFID ICs for object identification (for example, in logistics).

Wireless Solutions

Infineon’s Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications. Infineon is among the leading players in the markets for semiconductor solutions for mobile phones.

In the Wireless Solutions segment, Infineon’s principal products include baseband ICs, RF transceivers and single-chip ICs for the major air interface standards (GSM, GPRS, EDGE, UMTS and HSPA), power management ICs, radio-frequency products such as Bluetooth ICs, GPS ICs, and tuner ICs, as well as RF-power components for wireless infrastructure (base stations). Infineon’s principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, UMTS and HSPA standards).

According to iSuppli (June 2009), in the 2008 calendar year Infineon held the number four position in wireless ASSPs with a worldwide market share of 6 percent.

The markets for products in which Infineon’s cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations, increased system integration, and market consolidation. According to Strategy Analytics (May 2009), approximately 1.2 billion cellular handsets were produced in the 2008 calendar year, compared with approximately 1.1 billion devices in 2007. This growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for connectivity and multimedia capability is expected to increase the IC content of mobile phones. However, despite such increased demand, the average selling prices for cellular phone ICs have declined in recent years. Infineon expects that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging markets. Infineon expects these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems. In recent years, however, the market for semiconductors for wireless solutions has contracted due to the current economic downturn.

Infineon offers products and solutions to customers in the following principal application areas:

•	Global System for Mobile Communication (“GSM”), which is the de facto wireless telephone standard in Europe and available in more than 120 countries. GSM is a wireless mobile telecommunication standard that includes General Packet Radio Service (“GPRS”), Enhanced Data rate for GSM Evolution (“EDGE”), and Universal Mobile Telecommunications System (“UMTS”). Infineon offers products and solutions such as baseband ICs, RF transceivers, power management ICs, single-chip ICs integrating these components, mobile software, and reference designs addressing all of these wireless communication standards;

•	UMTS, a GSM-based standard for third-generation (“3G”) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (“Mbps”). Infineon offers complete multimedia mobile phone platforms, RF transceivers and mobile software for UMTS and also for the High-Speed Packet Access standard (“HSPA”) that supports data rates of up to 7.2 Mbps;

•	Digital Video Broadcasting (“DVB”) and other digital and analog television standards. Infineon offers tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC, SECAM) and digital (DVB-C/T/H, ISDB-T, ATSC, DAB, T-DMB, CMMB) TV standards;

•	the Global Positioning System (“GPS”) is a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner, Infineon has introduced XPOSYS, Infineon’s next generation of single-chip Assisted Global Positioning System (“A-GPS”) receiver for mobile telephones, smart phones and PDAs with competitive superiority in terms of sensitivity, power consumption and footprint;

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. Infineon offers BlueMoon UniCellular, a fast and energy-efficient Bluetooth-chip which supports the Bluetooth enhanced data rate (EDR) protocol; and

•	Satellite Digital Audio Radio Service (SDARS), a satellite-based radio communication service through which audio programming is digitally transmitted by space-based satellites and terrestrial repeaters to fixed, mobile, and/or portable subscription consumer radios.

Wireline Communications

On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Infineon’s Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications. Infineon’s solutions are deployed at major service providers worldwide. According to Gartner Dataquest (June 2008), Infineon held the number one position by revenue in the wireline access network IC market (excluding cable modem transceiver ICs, which Infineon does not address) in 2007, with a market share of 22 percent.

The market for Infineon’s wireline communications products is currently characterized by the launch of high-speed data and video broadband services (for example, IPTV) from service providers around the world, the convergence of voice and data networks into a single IP-based Next-Generation Network (“NGN”) infrastructure, market consolidation, and strong pricing pressure.

Infineon’s broad portfolio in wireline communication includes semiconductors for voice access and core access, xDSL transceivers for central office (“CO”) and CPE, VoIP ICs, Ethernet switches and PHYs, DECT ICs and system solutions for DSL modems and home gateways. This comprehensive product portfolio allows complete, end-to-end access solutions that enable the “triple play” of voice, data, and video applications.

The primary applications for Infineon’s wireline communication products include:

•	broadband CPE equipment such as xDSL-modems and home gateways;

•	broadband access solutions for the central office, such as xDSL line cards; and

•	voice access, core access and enterprise applications, for example, analog line cards, ISDN, T/E, ATM and PBX.

During the fourth quarter of the 2007 fiscal year, Infineon acquired the DSL CPE business of Texas Instruments, Inc. This acquisition has enabled Infineon to combine its innovative broadband CPE roadmap with Texas Instruments Inc.’s large deployed DSL CPE base at major carriers worldwide.

Customers, Sales and Marketing

Customers

Infineon sells its products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan.

Infineon targets its sales and marketing efforts on creating demand at approximately 500 direct customers worldwide.

No customer accounted for more than 10 percent of Infineon’s sales in the 2008 fiscal year, and Infineon’s top 20 customers accounted for approximately 56 percent of Infineon’s sales. No customer accounted for more than 10 percent of Infineon’s sales in the six months ended March 31, 2009, and Infineon’s top 20 customers accounted for approximately 62 percent of Infineon’s sales.

Infineon focuses its sales efforts on semiconductors customized to meet its customers’ needs. Infineon therefore seeks to design its products and solutions in cooperation with its customers so as to become their preferred supplier. Infineon also seeks to create relationships with its major customers that are leaders in their market segments and have the most demanding technological requirements in order to obtain the system expertise necessary to compete in the semiconductor markets.

Infineon has sales offices throughout the world. Infineon believes that this global presence enables it not only to respond promptly to Infineon’s customers’ needs, but also to be involved in Infineon’s customers’ product development processes and thereby be in a better position to design customized ICs and solutions for their new products. Infineon believes that cooperation with customers that are leaders in their respective fields provides Infineon with a special insight into these customers’ concerns and future development of the market. Contacts to Infineon’s customers’ customers and market studies about the end consumer also position Infineon to be an effective partner for its customers.

Infineon believes that a key element of Infineon’s success is its ability to offer a broad portfolio of technological capabilities and competitive services to support its customers in providing innovative and competitive products to their customers and markets. This ability permits Infineon to balance variations in demand in different markets and, in Infineon’s view, is a significant factor in differentiating Infineon from many of Infineon’s competitors.

Customers by principal segment

Automotive

In the Automotive segment, which includes sales of microcontrollers, power devices and sensors, Infineon’s customer base includes most of the world’s major automotive suppliers. Infineon’s two largest customers in the 2008 fiscal year were Bosch and Siemens VDO (which as of December 2007 merged into Continental). Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan. A significant portion of Infineon’s automotive sales came from the distribution channel with Avnet accounting for the highest revenues among Infineon’s distribution partners.

Industrial & Multimarket

In the Industrial & Multimarket segment, the Siemens group is the largest OEM customer. The bulk of Infineon’s sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors such as Arrow, Avnet and WPG Holdings. Infineon’s sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Infineon’s wide variety of discrete products is targeted at customers in all major fields of applications, including automotive, consumer, computing and communication.

With Infineon’s broad and complementary IP portfolio, system integration skills, and manufacturing expertise, Infineon seeks to leverage Infineon’s IP in ASIC-based system solutions. Infineon concentrates on customized designs for customers such as Siemens and Microsoft Corporation.

Chip Card & Security

Infineon’s Chip Card & Security segment derives a large portion of its revenues from large-scale projects like ePassport projects. Within the chip card business, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Card Systems — currently account for a significant portion of sales. Other than the card manufacturers, Infineon’s customer base includes secure printers, such as the U.S. Government Printing Office, and customers served through distribution channels.

Wireless Solutions

In Infineon’s Wireless Solutions segment, Infineon sells a variety of products addressing applications such as cellular phones, ICs for A-GPS and wireless infrastructure to most of the world’s leading wireless device and equipment suppliers. In cellular phone applications, customers purchase products that range from ASSPs and customized ASSPs that Infineon produces to customer design and specifications to complete system solutions including mobile software. With complete system solutions, Infineon targets OEMs as well as design houses and ODMs. Infineon’s largest announced cellular phone customers include LG Electronics, Nokia and Samsung. Infineon supplies RF-power products to wireless infrastructure customers such as Ericsson.

Wireline Communications

On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Infineon’s Wireline Communications segment sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Infineon’s product portfolio includes ICs for voice and core access solutions (for example, CODECs, SLICs, ISDN, T/E), broadband access system solutions for xDSL and VoIP, as well as system solutions for broadband CPE.

The largest customers of Infineon’s Wireline Communications segment include leading telecommunications and data communications customers such as Alcatel-Lucent, Arcadyan, AVM, Ericsson, Huawei and Nokia Siemens Networks. Infineon delivers its semiconductor solutions to its customers either directly, via distributors such as Avnet, or via system manufacturers such as Flextronics.

Sales and Marketing

As of June 30, 2009, Infineon had 1,695 sales and marketing employees worldwide.

Infineon creates and fulfills its product sales either directly or through its network of distribution partners.

A team of Corporate Account Executives is assigned to develop business relationships with Infineon’s most important strategic customers. Dedicated Account Managers foster Infineon’s relationships with all other important direct customers. Regional sales units offer additional support for global accounts based in their regions, as well as local accounts that are key players in specific markets. In three smaller markets, Infineon has contractual arrangements with the Siemens and Epcos sales organizations to provide defined sales support.

To serve the broader market and expand Infineon’s indirect sales, a dedicated organization develops, maintains and interacts with a strong network of distribution partners. This optimized network includes globally active distributors, strong regional partners and committed niche specialists. In addition, third-party sales representatives help to identify and create business, particularly in the United States.

A number of Infineon’s important direct customers increasingly outsource activities ranging from product design and procurement to manufacturing and logistics to global Electronics Manufacturing Services (“EMS”). To meet the specific requirements of the EMS industry, Infineon has a dedicated EMS sales team. Focusing on the EMS market leaders, these account managers follow up on manufacturing transfers from OEM to EMS and conclude strategic partnerships for design and technology to increase Infineon’s market share within the EMS channel.

Within each of Infineon’s business divisions, Infineon has product- and application-oriented marketing employees. These employees investigate market trends and the needs of their respective segments to grow Infineon’s market share. They define, develop, optimize and position new products and provide product support from market introduction up to the end-of-life stage.

Finally, Infineon utilizes advertising campaigns, mainly in the trade press, to establish and strengthen Infineon’s identity as a major semiconductor provider. Furthermore, Infineon actively participates in trade shows, conferences and events to strengthen its brand recognition and industry presence.

Backlog

Standard Products

Industry cyclicality makes it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (that is, non-customized) semiconductor products. As a result, the market prices of Infineon’s standard semiconductor products, and Infineon’s revenues from sales of these products, fluctuate very significantly from period to period. Most of Infineon’s standard non-memory products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is a common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, Infineon believes that the backlog at any time of standard products is not a reliable indicator of future sales.

Non-Standard Products

For more customized products, orders are generally made well in advance of delivery. Quantities and prices of such products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce Infineon’s management’s ability to forecast optimum production levels and future revenues. As a result, Infineon does not rely solely on backlog to manage its business and does not use it to evaluate performance.

Competition

The markets for many of Infineon’s products are intensely competitive, and Infineon faces significant competition in each of its product lines. Infineon competes with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue research, development, manufacturing, marketing and distribution of their products. Smaller niche companies are also becoming increasingly important players in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. Infineon also cooperates in some areas with companies that are Infineon’s competitors in other areas.

The following table shows key competitors for each of Infineon’s principal operating segments in alphabetical order:

Key Competitors by Segment

Automotive	Freescale, International Rectifier, Mitsubishi, ON Semiconductor, NEC, NXP, Renesas, STMicroelectronics, Texas Instruments
Industrial & Multimarket	Fairchild, Fuji Electric, International Rectifier, Mitsubishi, NXP, ON Semiconductor, Renesas, STMicroelectronics, Texas Instruments, Toshiba, Vishay
Chip Card & Security	Atmel, NXP, Renesas, Samsung, STMicroelectronics, Texas Instruments
Wireless Solutions	Broadcom, Mediatek, Qualcomm, ST-Ericsson, Texas Instruments
Wireline Communications(1)	Broadcom, Conexant, Ikanos, PMC-Sierra, Zarlink

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Infineon competes in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all segments. Production capacity as well as the ability to deliver products reliably and within a very short period of time play particularly important roles.

Infineon’s ability to compete successfully depends on elements both within and outside of Infineon’s control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	Infineon’s ability to meet changes in its customers’ demands by altering production at Infineon’s facilities;

•	Infineon’s ability to provide solutions that meet its customers’ specific needs;

•	the competence and agility of Infineon’s sales, technical support and marketing organizations; and

•	the resilience of Infineon’s supply chain for services that Infineon outsources and the delivery of products, raw materials and services by third-party providers needed for Infineon’s manufacturing capabilities.

Manufacturing

Infineon’s production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.

Front-end

In the first step, the front-end process, electronic circuits are produced on raw silicon wafers through a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, Infineon tests the chips for functionality.

The structure size of Infineon’s current products is as small as 65-nanometers, the 65-nanometer technology being qualified at multiple manufacturing sites of external partners.

Infineon believes that it achieves substantial differentiation at its customers due to its power semiconductor process technology and its world-wide network of manufacturing sites that combine the highest quality standards and flexibility.

Back-end

In the second step of semiconductor production, the back-end process (also known as the packaging, assembly and test phase), the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. One or multiple individual chips are removed from the foil and fixed onto a substrate or lead-frame base, which will enable the physical connection of the product to the electronic board. The next step is creating electrical links between the chip and the base by soldering or wiring. Subsequently, the chips and electrical links are molded with plastic compounds for stabilization and protection. Depending on the package type, the molded chips undergo a separation and pin bending process. Finally, the semiconductor is subject to functional tests.

Infineon’s back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling Infineon to perform assembly and test on a cost-effective basis. Infineon has improved its cost position by moving significant production volumes to lower-cost countries such as Malaysia and China. Infineon’s back-end facilities also provide Infineon with the flexibility needed to customize products according to individual customer specifications (giving Infineon “System in Package” capabilities). Infineon is continuing the process of converting its packages to comply with new international environmental requirements for lead- and/or halogen-free “green packages”.

Manufacturing Facilities

Infineon operates manufacturing facilities around the world, including through joint ventures in which Infineon participates. There are no material encumbrances on Infineon’s manufacturing facilities. The following table shows selected key information with respect to Infineon’s current major manufacturing facilities:

Manufacturing Facilities

	Year of
	commencement
	of first
	production line		Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden, Germany	1996		ASICs and MCUs with embedded flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded flash memory
Kulim, Malaysia	2006		Power, smart power, ASICs and MCUs with embedded flash memory
Regensburg, Germany	1986		Power, smart power, sensors, mixed signal
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power
Back-end facilities — assembly and final testing plants
Batam, Indonesia	1996		Leaded power and non-power ICs
Cegléd, Hungary	1997		High power
Morgan Hill, California	2002		RF-power
Regensburg, Germany	2000		Chip card modules, sensors and pilot lines
Singapore	1970		Leadless non-power ICs, wafer test
Warstein, Germany	1965	(2)	High power
Wuxi, China	1996		Discretes, chip card modules
Malacca, Malaysia	1973		Discretes, power packages, sensors, leaded and non-leaded logic IC

Notes

(1)	ALTIS, Infineon’s joint venture with IBM.

(2)	The current main production line began operations in 1991.

Strategic Alliances and Other Collaborations

As a part of Infineon’s long-term strategy, Infineon has entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of R&D for manufacturing process technologies and joint manufacturing facilities as well as cooperative product design and development.

In addition to Infineon’s own manufacturing capacity, Infineon has entered into a number of alliances and joint ventures, and has relationships with several foundry partners, which give Infineon access to substantial additional manufacturing capacity, allowing Infineon to more flexibly meet variable demand for products over market cycles. These arrangements are described below under “— Manufacturing joint ventures; Foundries.”

Front-end

Infineon’s front-end facilities currently have a capacity of approximately 240,000 200-millimeter equivalent wafer starts per month (excluding short term IFX10+ capacity reductions). In implementing Infineon’s ‘fab-light’ strategy, Infineon has begun to shift the focus of its in-house manufacturing toward power logic products and to shift manufacturing of advanced CMOS logic products to foundries.

Currently, in-house production of advanced logic wafers (with structure sizes of 250-nanometers or less) is carried out at Infineon’s 200-millimeter wafer manufacturing facility in Dresden and at its ALTIS joint-venture with IBM in Essonnes, France, while in-house production of power logic wafers (with structure sizes of more than 250-nanometers) is largely carried out at Infineon’s front-end manufacturing facilities in Kulim, Regensburg, and Villach.

Generally, Infineon uses foundries to provide flexibility in meeting demand, as well as managing investment expenditures. In recent years, Infineon has enhanced its manufacturing cooperation with UMC and TSMC, particularly with respect to leading-edge CMOS products for wireless communications.

Infineon has entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung (the “ICIS Alliance”) as well as Freescale to accelerate the move to 65-nanometer and below. Infineon started to deliver first 65-nanometer products to customers in the current fiscal year and has begun to develop products based on 40-nanometer technology, which will be manufactured at one of Infineon’s manufacturing partners. The agreement with Freescale may be terminated at the discretion of either party upon 90 days prior written notice.

Infineon is continuing its ongoing development agreements with IBM and its development and manufacturing partners to the 32-nanometer generation. Infineon’s current agreement builds on the success of earlier joint development and manufacturing agreements. Starting with 65-nanometer technology, Infineon’s advanced logic front-end manufacturing will be solely sourced from manufacturing partners, optimizing capital investment and business flexibility.

Infineon is continuing the ramp up of its new power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia and plans to further increase its production capacity at that site. This will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions. Infineon expects that maximum capacity could reach approximately 100,000 wafer starts per month when the facility is fully ramped up, as and when market demand dictates.

Back-end

Infineon has a number of back-end facilities, located primarily in Asia. Infineon also uses assembly and test subcontractors to provide Infineon with flexibility in meeting demand, as well as managing investment expenditures. For assembly services, Infineon has further intensified its partnership with AMKOR Technology on leadless and flip-chip technologies.

Infineon and Advanced Semiconductor Engineering Inc., (“ASE”) announced in November 2007 a partnership to introduce semiconductor packages with a higher integration level of package size, the Wafer-Level Ball Grid Array technology, which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages. This partnership unites the technology developed by Infineon with the packaging know-how of ASE in a license model.

In August 2008, Infineon, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of eWLB technology, based on Infineon’s first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on Infineon’s existing eWLB packaging technology, which Infineon has licensed to its development partners. The R&D effort, for which the resulting IP will be jointly owned by the three companies, focuses on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

Manufacturing joint ventures; Foundries

Joint Venture with IBM (ALTIS)

In 1991, Infineon entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and Infineon received a share of the production. Later Infineon agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. See “— Material Contracts — Joint Venture with IBM (ALTIS)” for a further description of the ALTIS joint venture agreement. Infineon currently owns 50 percent of the joint venture’s shares plus one share and IBM owns the rest. Infineon’s allocated percentage of the output of ALTIS is currently 100 percent.

During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007.

In December 2005, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Under the December 2005 amendment, Infineon and IBM agreed to a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company evaluated the amendment in accordance with FIN 46R and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50 percent less one vote ownership interest has been reflected as a minority interest. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with Altis through February 2010 with a substantially reduced purchase volume.

Manufacturing Agreement with UMC and TSMC

The Company has established relationships with semiconductor foundry partners particularly in Asia, including UMC and TSMC to increase Infineon’s manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets. The Company outsources production to these foundries, which manufacture the semiconductors that the Company designs. Foundry partnerships provide the Company with a number of important benefits, including the sharing of risks and costs, reductions in the Company’s own capital requirements, and access to additional production capacities. The Company seeks to make optimal use of third-party foundries when strategically appropriate. Also see “— Material Contracts — Relationship with UMC and TSMC” for a description of the manufacturing agreement with UMC and TSMC.

Joint Venture with Siemens (Bipolar)

On September 28, 2007, the Company entered into a long-term joint venture agreement with Siemens, whereby the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, front-end and back-end production assets) into a newly formed legal entity called Bipolar and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The Company contributed all assets and liabilities of its high power bipolar business into Bipolar with economic effect as of September 30, 2007. The joint venture agreement grants Siemens certain contractual participating rights which will inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounts for its 60 percent interest in Bipolar under the equity method of accounting. The transaction closed on November 30, 2007.

Other collaborations

During the 2008 fiscal year, Infineon also announced a number of collaborations and partnerships, including the following:

With respect to Infineon’s core competence in the security and chip card business, Infineon entered into new collaborations with Intel. One agreement concerns the development of optimized chip solutions for high-density SIM cards in the 4- to 64-megabit memory capacity range, for which Infineon is contributing its expertise in security hardware. Pursuant to a second agreement, Infineon is providing its Trusted Platform Module professional package software to fully support Intel’s TPM1.2 hardware solutions. This package, fully compliant with TCG’s Trusted Software Stack Work Group Specifications, will enable PC designers to take advantage of a cost effective, flexible and reliable security solution for Intel vPro technology, Intel Centrino processor technology and other fundamental business platforms.

Infineon also entered into a collaboration agreement with PGP Corporation to increase and enhance security options and to use certain of the other party’s trademarks. Together, Infineon will initially provide a combined solution towards Trusted Platform Module provisioning and management in conjunction with PGP Whole Disk Encryption.

Infineon signed a license agreement for Differential Power Analysis Countermeasures with Cryptography Research.

Based on Infineon’s background in confidential data storage, smart cards and security controllers, Infineon expanded its cooperation with the German Federal Ministry of the Interior on certification and identity documents.

In the USA Infineon entered a cooperation with IBM on the technology and manufacturing of security solutions for the USA government, specifically USA passports.

Infineon expanded its cooperation with IMEC on innovative design — technology interfaces in future technology nodes.

Infineon signed a memorandum of understanding with the European Commission on its automotive safety initiative. This move adds momentum to eCall, an integrated, automatic accident alert system for automobiles. The system collects data from key safety components and transmits this data to an emergency call center along with location information supplied by a GPS navigation module.

Infineon’s subsidiaries Comneon and Sonus Networks joined forces in developing, testing and provisioning advanced consumer-ready mobile services, including IP-voice for mobile networks and Voice Call Continuity (“VCC”), a service that allows seamless roaming between operator controlled mobile and open WiFi networks.

In order to strengthen Infineon’s MEMS based business, Infineon entered a cooperation with Hosiden on the development of silicon-based microphones. Hosiden is contributing its competence in electro-mechanics and acoustics as well as its market expertise, while Infineon is providing its rugged microphone MEMS technology.

With respect to Infineon’s CPE business, Infineon entered into a cooperation with Jungo Ltd. to deliver production-ready carrier-grade reference designs for the multi-service residential gateway market. The partnership, currently based upon Infineon’s ADSL2/2+ and VDSL solutions, enables customers to offer complete solutions for operator-specific products based on a pre-integrated, carrier-ready software platform from Jungo.

Research and Development

R&D is critical to Infineon’s continuing success, and Infineon is committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to Infineon’s R&D expenditures for the periods shown:

Research and Development Expenditures

	For the years ended September 30,				For the six months ended March 31,(2)
	2006	2007	2007(1)	2008(1)	2008(1)	2009(1)
	(U.S. GAAP)	(U.S. GAAP)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
	(In € millions, except per share data)
Expenditures (net of subsidies received)	1,249	1,169	743	694	351	271
As a percentage of net sales/revenue	16%	15%	18%	16%	16%	17%

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the consolidated statements of operations for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings were formally opened.

(2)	Unaudited.

Infineon’s R&D activities are concentrated in the areas of semiconductor based product and system development, as well as process technology. Major R&D activities range from the development of leading edge RF, analog and power circuits, complex digital system-on-chip solutions, high and low power discretes, sensors, reusable IP-blocks, software blocks, CAD flow and libraries, and packaging technology to complex mobile phone system integration.

Infineon’s ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, to combine high performance with low power consumption. Infineon believes that its range of intellectual property and methodologies for logic ICs, in particular its capability to integrate various ICs and complex software products, will enable Infineon to continue to strengthen its position in the logic IC market. Infineon views expertise in analog/mixed-signal devices and RF design as a particular competitive strength.

Infineon’s power ICs and discrete power transistors utilize a sophisticated co-design of circuits and technology procedures to optimize parameters like on-resistance, switching speed and reliability. Infineon believes its expertise in all fields of power applications up to the highest voltage and current levels will enable it to retain a leading development position and help it to remain a leading supplier for power semiconductors.

Process technologies are another important focus of Infineon’s R&D activities. Infineon continuously develops its power technologies in order to support its number one position in the power market. Requirements for automotive and industrial applications, such as high-temperature, high switching power and reliability, allow for differentiation through in-house R&D. For advanced logic technologies Infineon is following a strategy of alliances with several partners and consortia to maintain a competitive technology roadmap at an affordable cost level. Infineon’s process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

Locations

Infineon’s R&D activities are conducted at locations throughout the world. The following table shows Infineon’s major R&D locations and their respective areas of competence:

Principal Research and Development Locations(1)

Location	Areas of Competence

Allentown, Pennsylvania, U.S.A.	IC, software and system development for wireless products
Bangalore, India	IC, software and system development for wireless, wireline, automotive and industrial products, CAD flow and library development
Bucharest, Romania	Power mixed-signal semiconductors, chip card ICs, RF IC development for wireless products
Dresden, Germany	Advanced technology development
Duisburg, Germany	IC and system development for wireless products, RF IC development, customer support for wireline products
Graz, Austria	Contactless systems, automotive power systems, sensor products
Linz, Austria	RF IC and software development for wireless and sensor products
Morgan Hill, California, U.S.A.	RF IC development for high power applications
Munich, Germany	Main product development site. Technology integration, CAD flow, library development, IC, software and system development for wireline products, microcontrollers, ASICs with embedded DRAM, chip card ICs, automotive power and industrial products, process technology development
Nuremberg, Germany	Software and system development for wireless products
Regensburg, Germany	Package development, process technology development
Shanghai, China	System development for wireless products
Singapore	IC, software and system development for wireline, wireless and industrial products, package development
Sophia Antipolis, France	IC development for wireless products, library development, CAD flow
Villach, Austria	IC development for power semiconductor products, mixed signal IC development for automotive and communication products
Xi’an, China	IC development for automotive and communication products
Note

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. The sale will affect engineers in the principal research and development locations of Bangalore, India, Duisburg, Germany, Munich, Germany, Singapore and Villach, Austria, who will be transferred to Wireline Holdings but will continue using the respective facilities under lease and sub-lease agreements.

As of June 30, 2009, Infineon’s R&D staff consisted of 5,947 employees working in Infineon’s R&D units throughout the world. Infineon has given particular emphasis in recent years to the expansion of Infineon’s R&D resources in cost-attractive locations with good access to lead markets and lead customers. Infineon believes that appropriate utilization of skilled R&D personnel in lower-cost locations will improve Infineon’s ability to maintain its technical position while controlling expenses.

Intellectual Property

Infineon’s intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models and designs. The subjects of Infineon’s patents primarily relate to IC designs and process technologies. Infineon believes that its intellectual property is a valuable asset not only to protect its investment in technology but also a vital prerequisite for cross licensing agreements with third-parties.

As of March 31, 2009, Infineon owned more than 20,250 patent applications and patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 8,100 “patent families” (each patent family containing all patents originating from the same invention).

National and regional patent offices examine whether Infineon’s patent applications meet the necessary requirements. Owing to the complex nature of Infineon’s patent applications this examination process typically takes several years until grant of a patent.

It is common industry practice for semiconductor companies to enter into patent cross licensing agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. Infineon is a party to a number of patent cross licensing agreements, including agreements with other major semiconductor companies. Infineon believes that its own substantial patent portfolio enables Infineon to enter into patent cross licensing agreements on favorable terms and conditions. Infineon is in ongoing patent cross licensing negotiations with other industry participants. Depending on new developments, new products or other business necessities, Infineon may initiate additional patent cross licensing agreements in the future.

Infineon’s success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and their design and manufacturing processes. To that end, Infineon has obtained many patents and patent licenses and intends to continue to seek patents on its developments. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide Infineon with meaningful protection or a commercial advantage, or that they will not be revoked upon a third-party challenge. In addition, effective copyright, trademark and trade secret protection may be limited in some countries or even unavailable. In many jurisdictions, including Germany, when a licensee or licensor becomes insolvent or bankrupt, the license may be subject to limitation, termination or other impairment. Thus, insolvency and bankruptcy issues concerning Infineon’s intra-group or extra-group licensing counterparties could have a material adverse effect on Infineon’s business, including, but not limited to, competitors benefiting from license arrangements, or termination of cross-licenses, that could leave Infineon with insufficient intellectual property rights to continue its business as intended or at all.

Infineon’s competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to Infineon or available only on unfavorable terms and conditions. Third parties may also claim that Infineon’s technology infringes their patents or other intellectual property rights, and they may bring suit against Infineon to protect their intellectual property rights. From time to time, it may also be necessary for Infineon to initiate legal action to enforce its own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. For a description of ongoing disputes, see “— Legal Matters.”

Acquisitions, Dispositions and Discontinued Operations

Reflecting the Company’s commitment to achieve profitability, the Company continued to dispose of non-core assets in the 2008 fiscal year. In addition, the Company also continued to strengthen its businesses through selective acquisitions. The principal transactions completed since the beginning of the 2006 fiscal year were as follows:

Liquidation of StarCore joint venture with Agere Systems Inc. and Motorola Inc.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore, LLC (“StarCore”), based in Austin, Texas. StarCore focused on developing, standardizing and promoting Digital Signal Processor (“DSP”) core technology. In the 2006 fiscal year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence, the Company recorded an impairment of €13 million during the 2006 fiscal year.

Liquidation of ParoLink joint venture with United Epitaxy Company, Ltd.

In November 2003, the Company, together with United Epitaxy Company, Ltd, Hsinchu, Taiwan, founded a joint venture company ParoLink. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation was completed in the 2007 fiscal year.

Sale of Polymer Optical Fiber business

In March 2007, the Company agreed to sell its Polymer Optical Fiber business, based in Regensburg, Germany, to Avago and other related companies of the Avago group of companies for approximately $27 million in cash. The Polymer Optical Fiber business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income during the 2007 fiscal year.

Acquisition of Mobility Products Business of LSI

On October 24, 2007, the Company completed the acquisition of the mobility products business from LSI for cash consideration of $450 million plus transaction costs and a contingent performance-based payment of up to $50 million in order to further strengthen its activities in the field of communications. The contingent performance-based payment was based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been made. The mobility products business designs semiconductors and software for cellular telephone handsets. The business acquired consists mainly of mobile radio baseband processors and platforms that complement the Company’s existing portfolio. The underlying Asset Purchase Agreement is governed by the Laws of the state of New York and the New York courts have exclusive jurisdiction.

Acquisition of Texas Instruments Inc.’s (“TI”) DSL CPE business

During the 2007 fiscal year, the Company acquired TI’s CPE business for a cash consideration of $53 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business, TI reimbursed an amount of €13 million during the first quarter of the 2009 fiscal year. The reimbursement resulted in a respective decrease of goodwill. The underlying Asset Purchase Agreement is governed by the Laws of the state of New York and the New York courts in the Borough of Manhattan have exclusive jurisdiction.

Sale of 40 percent of High Power Bipolar business

On September 28, 2007, the Company entered into a long-term joint venture agreement with Siemens. See “— Material Contracts — Joint venture with Siemens (Bipolar)” and “— Strategic Alliances and other Collaborations — Manufacturing joint ventures; Foundries — Joint venture with Siemens (Bipolar)”. With economic effect as of September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, front-end and back-end production assets) to a newly formed legal entity called Bipolar and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating expense (income), net during the 2008 fiscal year. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Sale of HDD IC business

In March 2008, the Company and LSI entered into an agreement pursuant to which LSI acquired the Company’s HDD business for cash consideration of $95 million. The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships as well as know-how to LSI, and granted LSI a license for intellectual property. The Company agreed to provide certain services in a transition period to LSI with respect to the HDD business and agreed to supply LSI with wafers for a transition period. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating expense (income), net during the 2008 fiscal year. The transaction closed on April 25, 2008.

Acquisition of Primarion, Inc.

In April 2008, the Company acquired Primarion, Inc. (“Primarion”) for cash consideration of $50 million plus a contingent performance-based payment of up to $30 million. The contingent performance-based payment is based on the revenues in the period from July 1, 2008 to June 30, 2009. Primarion designs, manufactures and markets digital power ICs for computing, graphics and communication applications. The company’s power architecture addresses the need for adaptive local intelligent control over power delivery to optimize performance and minimize power consumption. Combining power conversion and power management on a single chip simplifies system design and reduces costs. With this acquisition, the Company strives to broaden its product portfolio in the area of digital power management ICs and to become a leader in this market. The underlying merger agreement is governed by the laws of the state of Delaware and the Los Angeles County Court has exclusive jurisdiction.

Sale of Bulk Acoustic Wave (“BAW”) Filter business

On June 25, 2008, the Company entered into a definitive agreement with Avago Technologies GmbH (“Avago”) and other related companies of the Avago group of companies to sell its bulk acoustic wave filter business for approximately €21 million in cash. The Company realized a gain before tax of €9 million which was recorded in other operating income, net during the 2008 fiscal year, and deferred €6 million which will be realized over the term of the supply agreement. BAW develops bulk acoustic wave filters for cellular duplexers and GPS applications. The transaction closed on August 11, 2008. At this time, the Company also entered into a supply agreement with Avago Technologies Trading Ltd. through December 2009.

Sale of Infineon Technologies SensoNor AS

On March 4, 2009, the Company sold the business of its wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”), including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. As a result of this transaction, the Company realized losses before tax of €16 million which were recorded in other operating expense for the three and six months ended March 31, 2009. The Company has entered into business agreements with the new company to ensure both a continued supply of the components for the Company’s tire pressure monitoring systems while the Company transfers production to its Villach site and the smooth transition of all services and functions to the new company.

Status of Qimonda

The Company currently holds a 77.5 percent interest in the memory products company Qimonda, which was carved out from Infineon in 2006. In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co.

oHG filed an application to commence insolvency proceedings, and formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009. The Company reports the results of Qimonda as discontinued operations in its consolidated financial statements and deconsolidated Qimonda during the second quarter of the 2009 fiscal year. The future of Qimonda remains highly uncertain. See “Risk Factors — Risks Relating to the Company and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a result, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheets for all periods presented. In addition, the Company recorded after-tax write-downs totaling €1,475 million, in order to remeasure Qimonda to its estimated current fair value less costs to sell. Pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation expense ceased as of March 31, 2008. In the second quarter of the 2009 fiscal year, Infineon deconsolidated Qimonda. See “Risk Factors — Risks Relating to the Company and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

On March 16, 2009, the New York Stock Exchange (NYSE) removed Qimonda’s ADSs from listing and registration on the NYSE due to Qimonda’s and Qimonda Dresden GmbH & Co. OHG’s application with the local court in Munich to commence insolvency proceedings. In addition, Qimonda was not in compliance with the NYSE’s continued listing standards for average share price over a consecutive 30 trading day period of not less than USD 1.00 and average global market capitalization over a consecutive 30 trading day period of not less than USD 100 million.

Status of ALTIS

Infineon and its joint venture partner IBM are currently involved in ongoing negotiations with strategic and financial partners regarding a divestiture of their respective shares in ALTIS, the manufacturing joint venture in France. The outcome of these negotiations cannot be predicted at this stage. In the event of a failure to reach an agreement with the potential buyers, Infineon and IBM may well have to resort to the closure of the ALTIS manufacturing facility. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through February 2010 with a substantially reduced purchase volume. Either the sale or the closure of the facility may result in the Company incurring material additional costs and charges. See “Risk Factors — Risks Relating to the Company and the Market — A sale or closure of the ALTIS facility may result in the Company incurring material additional costs.”

Divestiture of the Wireline Communications Business

On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business for a cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. The closing is subject to the receipt of required antitrust approvals. Furthermore, under German labor law, the separation of the Wireline Communications business qualifies as a measure requiring the prior conclusion of the negotiations with Infineon’s competent works councils (Betriebsräte) with respect to the balancing of interest (Interessenausgleich) procedures. Successful termination of the negotiations is a condition precedent for the closing of the transaction. Negotiations will commence in July and the Company expects them to last for several weeks. Infineon will transfer its entire Wireline Communications business, including certain contracts, property, plant and equipment, inventories, intellectual property and certain employment liabilities, as well as know-how to Wireline Holdings, and has granted Wireline Holdings a license for certain intellectual property. In addition, Infineon has agreed to provide certain services in a transition period to Wireline Holdings with respect to the Wireline Communications business against payment and to supply Wireline Holdings with wafers and backend services.

Employees

Infineon employed a total of 26,362 employees as of March 31, 2009 and 26,108 employees as of June 30, 2009. For a further description of the Company’s workforce by location and function over the past two years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Employees.” In connection with the sale of the Wireline Communications business, approximately 900 employees will be transferred to Wireline Holdings, of which 600 employees are from the Wireline Communications division and 300 employees are currently working in central functions mainly for the Wireline Communications segment.

A significant percentage of the Company’s employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment. On November 12, 2008, Infineon Technologies AG terminated its membership of the Association of the Bavarian Electrical and Metalworking Industries. However, according to the German Collective Bargaining Agreements Act (Tarifvertragsgesetz), the relevant collective bargaining agreements that have been concluded by this employer’s association remain binding in the form that is effective on the date of membership termination. In addition, the collective bargaining agreements will continue to be binding for the Company until they (i) expire or (ii) are amended or terminated.

A significant percentage of the Company’s employees are also represented by works councils and other employee representative bodies. Works councils are employee-elected bodies established at each location in Germany and also on company level, i.e. company works council at Infineon Technologies AG. Furthermore, works councils exist at the Company’s subsidiaries in Austria and France (including ALTIS, the Company’s joint venture with IBM). In Germany, works councils have extensive rights to notification and of co-determination/participation in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must approve hiring and relocation and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. It may also be required to involve the relevant German works council prior to and in the context with restructuring measures. Management believes that it has a positive relationship with the works councils. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (Sprecherausschuss).

During the last two fiscal years, the Company has not experienced any labor disputes resulting in significant strikes.

As part of Infineon’s IFX10+ cost-reduction program, approximately 10 percent of the Company’s worldwide workforce has been reduced over the past 12 months. Since the primary objective is to avoid redundancies for operational reasons, and as a first step towards improving business results as quickly as possible, Infineon has offered a limited-term, voluntary severance bonus based on a voluntary severance agreement for German locations except Dresden. At the same time, Infineon has entered into negotiations with the company works council with regards to an agreement on the implementation of the restructuring program (Interessenausgleich) and the conclusion of a social plan (Sozialplan). The Interessenausgleich has been concluded at the end of April 2009.

Furthermore, in light of the present crisis in the financial markets, and in particular in the Company’s sales markets, and under consideration of the associated decline in demand in the automotive, industrial, security and communication sectors, the Company implemented, on a company-wide level, reduced work hours arrangements and income-reduction measures at the beginning of 2009. In Germany and Austria, reduced work hours arrangements, which involve reduced renumeration of the affected employees (Kurzarbeit), have been introduced for non-exempt and exempt employees on a nationwide basis. Under the current agreement with the works council, the term of the reduced hours programs is, in general, set until September 30, 2009. With certain exceptions, all other employees involved (e.g. senior employees) participate in Unpaid Leave Programs on a group company basis in accordance with the applicable national laws.

Legal Matters

Litigation and Investigations

The Company and Qimonda are the subject of a number of governmental investigations and civil lawsuits which are described below:

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six OEM customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct customers, indirect customers and various U.S. state attorneys general, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement of the direct customers and pursue individual lawsuits against the Company. Of these, Honeywell has settled.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiff’s principal expert in the Unisys case. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to the Unisys case. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs (other than DRAM Claims Liquidation Trust) as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. New counsel has been substituted. No trial date has been scheduled in the Unisys case.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to these opt-out cases. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs (other than DRAM Claims Liquidation Trust), as described above. New counsel has been substituted.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern

District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. No hearing date has yet been scheduled in the appeal. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL indirect purchaser proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete. Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. On March 3, 2009, the judge in the Arizona state court indirect purchaser action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action was held on May 6, 2009. Plaintiffs also moved to lift the stay in the Wisconsin state court indirect purchaser action, but no ruling has yet been issued. Plaintiffs in the Arkansas state court indirect purchaser action have also filed a motion to lift the stay, and that motion has been scheduled for hearing on September 11, 2009. On July 9, 2009, a hearing was held, after which the Court entered an order lifting the stay on the Wisconsin state case, and ordered the parties to submit a proposed schedule for further proceedings by August 7, 2009. Before the initial stay order was entered, Infineon earlier filed a motion to dismiss the Wisconsin case against it based on lack of personal jurisdiction. That motion has not yet been heard, and the Company and IF North America, along with its co-defendants, filed an opposition on April 13, 2009.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorneys general case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31, 2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. On June 16, 2009, the California Superior Court entered an order overruling defendants’ demurrer to the California state court complaint, and granting in part and denying in part defendants’ motion to strike portions of the complaint.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Since February 2009, the Company is subject to formal proceedings from the Commission. The Company is fully cooperating with the Commission in its investigation. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. The exact amount of potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded therefor.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion for summary judgment brought by the Company based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings, or in the alternative, motion to dismiss for lack of subject matter jurisdiction, against foreign purchasers, that is, proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, plaintiffs filed a motion for class certification. On March 6, 2009, the court denied the Company’s motion to dismiss the claims asserted by the foreign purchasers, and granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 13, 2000 and July 19, 2004, including foreign purchasers, who sold their securities after June 18, 2002. On March 19, 2009, the Company filed a petition with the Court of Appeals for the Ninth Circuit, requesting permission to immediately appeal the court’s March 6, 2009 order granting class certification; the Ninth Circuit granted the petition on April 29, 2009. On May 14, 2009 the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On May 7, Wi-LAN and the Company settled their patent litigation pending in the U.S. District Court for the Eastern District of Texas by concluding license and patent acquisition agreements; on May 18, Wi-LAN, IF North America and the Company filed an unopposed joint motion to dismiss with prejudice any and all claims and counterclaims in this action against one another.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers as to the facts established and certain estoppels. Since the end of 2007, various suppliers also gave third-party notice to their respective suppliers, including Infineon. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. In March 2009, CIF filed its replies both with the Civil Court of Duesseldorf and the Federal Patent Court in Munich. DTAG and the parties who joined the lawsuit on the side of DTAG have responded by the end of May 2009 for Munich and must respond by September 28, 2009 for Duesseldorf. Oral arguments at the Civil Court of Duesseldorf are scheduled for December 1, 2009 regarding the one surviving patent; the court hearing for the three expired patents have been suspended and no new schedules have been set with respect thereto. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf, Germany against Arcor GmbH &Co KG, (“Arcor”), Hansenet Telekommunikation GmbH, United Internet AG (“United Internet”) (all three, “New Defendants”) alleging infringement of the same four European patents. Oral arguments at the Civil Court of Duesseldorf for the suits against all New Defendants for the one surviving patent have also been scheduled for December 1, 2009. The New Defendants have partly given third-party notice to their suppliers. Alcatel has given Infineon third-party notice in the lawsuit against Arcor and AVM Computersysteme Vertriebs GmbH has given third-party notice in the lawsuit against United Internet.

On October 22, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S. District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008 the Company, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid. In February and March 2009 IF North America filed requests for re-examination at the US Patent and Trademark Office for all five patents asserted by Volterra. On May 12, 2009, Volterra, Primarion, IF North America and the Company consented to have U.S. Magistrate Judge Joseph C. Spero to conduct further proceedings in the case and on May 13, 2009, the case has been reassigned to Honorable Joseph C. Spero for all further proceedings. In March and June, the U.S. Patent and Trademark Office ordered the re-examination of all five Volterra patents asserted, and subsequently, on June 12, the court stayed the case on two of the patents pending re-examination.

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid.

On April 24, 2009, former employees of Qimonda’s subsidiaries in the United States filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. The Company is currently reviewing the complaint. The Company and IF North America have received an extension of time to answer the complaint (to mid-July) in exchange for the agreement to accept service of process.

On April 24, 2009, Optimum Processing Solutions LLC (“OPS”), a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. On July 10, 2009, IF North America and OPS settled the patent litigation claim. OPS will file an unopposed motion to dismiss with prejudice any and all claims in this action against IF North America.

On May 14, 2009, Gregory Bender, filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America. The complaint alleges infringement of one U.S. Patent by certain electronic products having a buffered transconductance amplifier. The complaint has not yet been served on IF North America.

Infineon is involved in a dispute with Dr. Ulrich Schumacher, the Company’s former CEO. In March 2006, Dr. Schumacher filed a lawsuit against the Company alleging that three statements made by the chairman of the Company’s Supervisory Board in the media were incorrect and applied for a declaratory judgment that Dr. Schumacher was entitled to damages. This lawsuit is still pending.

Provisions and the Potential Effects of these Lawsuits

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency, however, it is very unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. As of March 31, 2009, provisions totaling €96 million were recorded by the Company in connection with the European antitrust investigation, the securities class action complaints, and the direct and indirect purchaser litigation described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Real Estate

Infineon owns approximately 1.3 million square meters of land at Cegled (Hungary), Dresden, Neubiberg, Regensburg and Warstein (Germany), Essonnes (France) and Villach (Austria).

Furthermore, Infineon owns approximately 715,700 square meters of building space at Batam (Indonesia), Cegled (Hungary), Dresden, Regensburg and Warstein (Germany), Essonne (France), Kulim and Malacca (Malaysia), Singapore (Singapore), Villach (Austria) and Wuxi (PR China).

In addition, Infineon has long-term rental and lease arrangements covering approximately 932,400 square meters of land at Batam (Indonesia), Kulim and Malacca (Malaysia), Neubiberg and Duisburg (Germany), Singapore (Singapore) and Wuxi (PR China).

Furthermore Infineon has long-term rental and lease arrangements covering approximately 341,500 square meters of building space in various locations in Asia Pacific, Europe and North America. Infineon believes that these properties are rented or leased on ordinary market terms and conditions.

There are no material encumbrances on the property owned or leased by Infineon.

Organizational Structure

Infineon Technologies AG is the parent company of the Infineon group, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Infineon’s most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group directly or indirectly wholly owned by Infineon Technologies AG as of March 31, 2009.

Principal Subsidiaries as of March 31, 2009

Corporate name	Registered office	Principal activity

ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, distribution
Infineon Technologies Austria AG	Villach, Austria	Production and development
Infineon Technologies Bipolar GmbH & Co. KG(2)	Warstein, Germany	Production and development
Infineon Technologies China Co. Ltd.	Shanghai, China	Holding
Infineon Technologies Dresden GmbH	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Neubiberg, Germany	Financial services
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, U.S.A.	Research, development and distribution
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd.	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Primarion Inc.	Torrance, California	Research and development

Notes

(1)	50 percent interest plus one share held by Infineon.

(2)	60 percent held by Infineon.

In addition, Infineon currently holds a 77.5 percent interest in the memory products company Qimonda, which filed an application to commence insolvency proceedings on January 23, 2009. Formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009.

Exchange Controls and Limitations Affecting Shareholders

Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons-related transactions to Belarus, Burma/Myanmar, Iran, Ivory Coast, Democratic Republic of the Congo, Lebanon, Liberia, Democratic People’s Republic of Korea, Somalia, Sudan, Uzbekistan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq, as well as the provision of financial aid or capital to the Taliban and Al Qaeda. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia. Further information can be found in German at http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.php.

For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5.0 million (or the equivalent in a foreign currency) at the end of any calendar month.

Neither German law nor the Articles of Association restrict the right of non-resident or foreign owners of shares to hold or vote the shares.

Material Contracts

This section provides a summary of material contracts not in the ordinary course of business to which the Company is a party and that have been entered into during the two immediately preceding fiscal years. The Company’s joint venture and strategic alliance agreements set out under the headings “— Manufacturing ventures; Foundries” and “— Strategic Alliances and Other Collaborations” contain additional information regarding the Company’s material contracts. In addition, please see “Related Party Transactions” for a summary of material contracts with certain of the Company’s related parties.

Joint Venture with Siemens (Bipolar)

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business to the newly formed legal entity Bipolar GmbH & Co. KG, and Siemens subsequently acquired a 40 percent interest in Bipolar GmbH & Co. KG. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar GmbH & Co. KG. Accordingly, the Company accounted for the retained interest in Bipolar GmbH & Co. KG of 60 percent under the equity method of accounting, see “— Acquisitions, Dispositions and Discontinued Operations — Sale of 40 percent of High Power Bipolar business;” and “— Strategic Alliances and other Collaborations — Manufacturing joint ventures; Foundries — Joint venture with Siemens (Bipolar).”

Strategic Alliance with Hyundai

In March 2007, the Company announced a strategic cooperation with Hyundai for the development of automotive electronics. The Company and Hyundai also opened a joint innovation center with the goal of developing automotive electronic system solutions for Hyundai and Kia vehicles. The cooperation includes the development of automotive electronics system architecture and related semiconductors, along with enhancements of Hyundai’s current automotive electronic systems, based on the synergy of Hyundai’s automotive electronics technology and Infineon’s semiconductor know-how. The agreement can be terminated by either party upon six months notice by either party.

Joint Venture with IBM (ALTIS)

In 1991, the Company entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and the Company received a share of the production. During the fiscal year 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through February 2010 with a substantially reduced purchase volume. See “— Manufacturing joint ventures; Foundries — Joint Venture with IBM (ALTIS).”

Joint Development Agreement with IBM, Chartered Semiconductor, Samsung (ICIS Alliance) and Freescale

On December 15, 2006, Infineon entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung to establish 32-nanometer bulk-industry standard semiconductor process technology. The agreement was later amended to add Freescale Semiconductor, Inc. See “— Strategic Alliances and Other Collaborations — Front-end.”

Joint Development Agreement with STMicroelectronics and STATS ChipPAC

On August 12, 2008, Infineon, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of eWLB technology. See “— Strategic Alliances and Other Collaborations — Back-end.”

Partnership with AMKOR Technology

On September 29, 2003, Infineon entered into a framework agreement with AMKOR Technology, Inc. for the backend processing of semiconductor devices. See “— Strategic Alliances and Other Collaborations — Back-end.”

Relationship with UMC and TSMC

In 1994, Siemens Aktiengesellschaft and TSMC entered into an agreement for wafer production and testing. In December 1999, UMC and the Company entered into an agreement for wafer production and testing.” See “— Strategic Alliances and Other Collaborations — Front-end” and “— Manufacturing joint ventures; Foundries — Manufacturing Agreement with UMC and TSMC.”

Asset Purchase Agreement with LSI

On August 20, 2007, the Company entered into an asset purchase agreement with LSI to purchase its mobility products business. See “— Acquisitions, Dispositions and Discontinued Operations — Acquisition of Mobility Products Business of LSI.”

Real Estate Leasing Contract with MoTo Object CAMPEON GmbH & Co. KG

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as part of the Other Financial Assets line item on the Company’s balance sheet as of September 30, 2008. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with IAS 17 “Leases”, with monthly lease payments expensed on a straight-line basis over the lease term.

Backstop Arrangement

On July 10, 2009, the Company and the Backstop Investor entered into a Backstop Arrangement pursuant to which the Backstop Investor has agreed to subscribe for all Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount, subject to the Minimum Threshold being met. For the purpose of safeguarding the Backstop Investor’s obligation to subscribe for all Investment Shares up to the Maximum Investment Amount, the Backstop Investor will issue a binding and irrevocable subscription guarantee (Festbezugserklärung) to the Company, conditional only upon (i) satisfaction or waiver of the conditions precedent as set forth in the Backstop Arrangement and (ii) the Minimum Threshold being met unless waived by the Backstop Investor.

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

The Backstop Investor will have no obligation, but will be entitled, to subscribe for Investment Shares if the number of Investment Shares does not exceed the Minimum Threshold. If the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Investor has to declare a waiver to the Company on the business day following the end of the Subscription Period. The Backstop Investor may declare to the Company its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement, within 30 days following the satisfaction or waiver of the conditions precedent, such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. In this case, the obligation of the Backstop Investor to acquire Investment Shares is subject to the condition precedent that (a) Mr. Manfred

Puffer having been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, having submitted (i) a letter to the Backstop Investor in which he commits to resign as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer has been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect, and (d) the nomination committee of the Supervisory Board has nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

As long as the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act remains outstanding, the Backstop Investor will only be allowed to acquire or subscribe for Investment Shares that lead to a shareholding of the Backstop Investor in the Company of 25 percent minus one share. After the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act have been obtained, the Backstop Investor may, at its sole discretion, also subscribe for the Investment Shares that are in excess of a shareholding of the Backstop Investor of 25 percent up to the Maximum Investment Amount. The capital increase and the listing with regard to these shares will be implemented as soon as reasonably possible.

Should the Backstop Investor not purchase any New Shares in the Offering for any reason, the Company has to pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company has to pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See “The Offering— Backstop Arrangements.”

For as long as the Investor holds at least 15 percent of the shares and voting rights in the Company, the Backstop Investor will be entitled to recommend two individuals and for as long as the Backstop Investor holds at least 10 percent of the shares and voting rights in the Company, one individual, to be elected to the Supervisory Board.

The Management Board will, to the extent legally permissible, use its best efforts to support a nomination of the Backstop Investor’s nominees to be elected to the Supervisory Board by the Company’s general meeting, or will apply for the appointment of the Backstop Investor’s nominees by the competent court (gerichtliche Bestellung) to the Supervisory Board as shareholder representatives, as the case may be. The Management Board will use its best efforts to procure that the nomination committee nominates Mr. Manfred Puffer as Supervisory Board member to be appointed by the competent court following the resignation of Mr. Max Dietrich Kley as member of the Supervisory Board taking effect and, following such nomination, undertakes to apply for the appointment of Mr. Gernot Löhr by the competent court to the Supervisory Board as shareholders’ representative, and the Management Board will use its best efforts to have one of the Backstop Investor’s nominees (as recommended by the Backstop Investor) elected as chairman of the Supervisory Board. The Backstop Investor’s right to recommend nominees shall not be affected by the intended reduction of the Supervisory Board members from 16 to 12 persons. The Management Board will, to the extent legally permissible, use its best efforts to ensure that Mr. Manfred Puffer and Mr. Gernot Löhr will remain members of the Supervisory Board after such reduction.

As of July 10, 2009 until the day of payment of the Subscription Price for the subscribed Investment Shares by the Backstop Investor (or the day of the termination of the Backstop Arrangement, as the case may be), the Company will procure, to the extent legally permissible, that certain measures regarding corporate reorganisation and corporate finance by the Company will not occur or be committed without the prior written consent of a Backstop Investor’s representative.

The Backstop Investor is supportive of the Management Board and its efforts to execute the growth strategy and perpetuation of a successful market appearance and brand identity of the Company and its subsidiaries. By accordingly exercising its voting rights in general meetings, the Backstop Investor undertakes to support the establishment of an authorized capital (genehmigtes Kapital) amounting to up to €90,000,000 no par value shares and providing for an exclusion of subscription rights only in case of a capital increase against a contribution in kind and to approve an authorization to issue bonds with warrants and convertible bonds (without subscription rights) in an aggregate nominal amount of up to €600,000,000 as well a respective conditional capital (bedingtes Kapital) amounting up to €120,000,000 no par value shares, in each case only for a period of two years.

Provided that the Backstop Investor acquired a stake of at least 15 percent of the shares and voting rights in the Company, the Backstop Investor undertakes not to sell, transfer, pledge, encumber or otherwise dispose of (verfügen über) (including the granting of any option over or the creation of any form of trust relationship in respect of) any Investment Shares, not to enter into any agreement or transaction in respect of any voting rights or other rights attached to Investment Shares, or enter into any transaction (including derivative transactions) and not to carry out any other action that would be the economic equivalent of any of the above for a period of 12 months following the date of acquisition of the Investment Shares, without the consent of the Company’s management board (the “Backstop Investor Lock-up”). This undertaking does not apply to the sale and/or transfer of Investment Shares (i) to an affiliated company of the Backstop Investor pursuant to sections 15 et seq. of the German Stock Corporation Act, (ii) of up to 10 percent of the Investment Shares to co-investors until October 31, 2009, (iii) in connection with a mandatory public takeover offer (Pflichtangebot) of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG), (iv) in connection with a voluntary public takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers, (v) in connection with a merger or other business combination of the Company with a third party, (vi) in connection with a share buy-back by the Company, and (vii) in such quantity to be able to self-fund (net of transaction fees and expenses) the issuance price resulting from the exercise of subscription rights in connection with a rights offering for shares by the Company. The Backstop Investor will consult with the management board of the Company before transferring any Investment Shares in connection with any public takeover offer. Subject to the condition that the Backstop Investor acquired a stake of at least 15 percent of the shares and voting rights in the Company, the Backstop Investor undertakes that for the entire term of the Backstop Investor Lock-Up its stock of Investment Shares subscribed for will be booked in a blocked security deposit (Sperrdepot).

The Backstop Investor may not, until the end of the Subscription Period, buy shares of the Company or other instruments that lead to an attribution of voting rights pursuant to the rules of the German Securities Trading Act. In addition, after expiry of the Subscription Period until the settlement of the Investment Shares, if any, the Backstop Investor may not establish a participation in the equity capital or voting rights of the Company if such acquisition, together with the Investment Shares finally subscribed for by the Investor, would, pursuant to the rules of the German Securities Trading Act, result in the Investor’s participation exceeding the Maximum Investment Amount. Furthermore, provided that Backstop Investor has acquired a share of at least 15 percent of the shares and rating rights in the Company, the Backstop Investor undertakes: (i) not to establish a shareholding above 30 percent minus one share of the share capital and voting rights of the Company, post execution of the Offering, for a period of 12 months following the date of acquisition of the Investment Shares without the consent of the Management Board; and (ii) that neither the Backstop Investor nor any persons conjointly acting with it will take, initiate and/or support any measures resulting in an exceeding of the Maximum Investment Amount through (x) a direct or indirect acquisition of any shares of the Company, including the acquisition of shareholders’ rights (Aktionärsrechte), other securities and/or derivates within the meaning of Section 2 (1) and (2) of the German Securities Trade Act (WpHG), (y) or the implementation of a public or non-public tender (öffentliches oder nicht öffentliches Angebot) for the acquisition of any shares of the Company, or other securities and/or derivates, (z) or actions entailing structural measures (Strukturmaßnahmen) with respect to the Company and/or actions aiming at an exchange of shares (Anteilstausch), but only if and to the extent such measures result in the direct or indirect attribution of voting rights in the Company to the Investor in accordance with the rules of the German Securities Trading Act (the “Standstill Agreement”).

During the Backstop Investor Lock-Up the Company will not, neither directly nor indirectly, solicit, initiate, encourage or assist any third party in the acquisition of a stake of 10 percent or more of the shares or voting rights in the Company. The Company will, however, for the avoidance of doubt have no restrictions in engaging in road show activities in the ordinary course of business. Following the expiry of the Backstop Investor-Lock Up, the Company will adequately cooperate with and support the Backstop Investor in connection with any sale of shares of the Company made via a secondary rights offering or a private placement.

The Backstop Investor’s obligation with regard to the creation of an authorized capital, the Backstop Investor Lock-up and the Standstill Agreement will automatically terminate if, during the period of

12 months following the date of acquisition of the Investment Shares, any of the following occurs: (i) at any time a person other than a person proposed by the Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) at any time not at least two persons proposed by the Backstop Investor are members of the Supervisory Board, provided that, in each case, the situation has not been remedied within 30 days after the later of the occurrence of the relevant event or receipt by the Company from the Backstop Investor of a nomination of alternative eligible Backstop Investor’s nominee(s).

The Backstop Investor’s obligation with regard to the creation of an authorized capital and the Backstop Investor Lock-up will further automatically terminate if any of the following occurs: (i) the reduction of the maximum number of Supervisory Board members from sixteen to twelve persons has not become effective by the date of the next ordinary shareholders’ meeting relating to the 2009 fiscal year in 2010; or (ii) not all governmental or regulatory clearances which are required for an acquisition by the Backstop Investor of the Maximum Investment Amount have been granted by October 1, 2009. See also “Riskfactors — Sales of a large volume of shares in the Company by major shareholders could cause significant downward pressure on the Company’s share price.”

AIF VII Euro Holdings, L.P., a company which currently directly owns the Backstop Investor, has issued a binding and irrevocable commitment letter in favor of the Backstop Investor and the Company to fund the full Subscription Price with regard to the subscribed Investment Shares by the Backstop Investor up to the Maximum Investment Amount when due, conditional only upon (i) satisfaction or waiver of the conditions precedent as set forth in the Backstop Arrangement and (ii) the Minimum Threshold being met unless waived by the Backstop Investor.

The Backstop Arrangement is concluded for a fixed term of five years except for (i) the entitlement of the Backstop Investor to recommend individuals to the Supervisory Board of the Company, which will remain effective as long as the Investor holds at least 10 percent of the Company’s equity capital and voting rights and (ii) the Company’s obligation to cooperate with and support the Backstop Investor in connection with any sale of any shares of the Company made via a secondary rights offering or a private placement, which will remain effective as long as the Backstop Investor holds at least 3 percent of the Company’s equity capital and voting rights, or shares with a market value of at least €100,000,000.

Divestiture of Wireline Communications Business

On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business. See “ — Acquisitions, Dispositions and Discontinues Operations — Sale of Wireline Communications business.”

Service and Consulting Agreement with Backstop Investor

It is intended that following or concurrently with closing of the transaction with the Backstop Investor, the Company and an affiliate of the Backstop Investor conclude a services and consulting agreement pursuant to which such affiliate will render strategic and corporate finance advice to the Company. Negotiations of such agreement will however only commence after such closing. See also “Related Parties Transactions — Service and Consulting Agreement with Backstop Investor.”

REGULATION, ENVIRONMENTAL PROTECTION AND SUSTAINABLE MANAGEMENT

In each country in which Infineon operates, it is subject to the relevant laws and regulations applicable to its business operations. In general, activities which are potentially environmentally harmful are subject to stringent regulatory requirements and oversight mechanisms. These include regulations on technical safety and environmental protection.

The Infineon Integrated Management Program for Environment, Safety and Health (“IMPRES”) is a framework integrating Infineon’s safety, health, and environmental protection processes, strategy, and objectives, using high standards globally. IMPRES is certified according to OHSAS 18001 and EN ISO 14001. The integration of both standards enables synergies throughout Infineon’s business. IMPRES is designed to minimize or eliminate the possible impact of Infineon’s manufacturing processes on the environment, Infineon’s employees and third parties.

Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of Infineon’s processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on the health of Infineon’s employees and on the environment. Infineon regularly tests and monitors employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of IMPRES, Infineon trains its employees in the proper handling of hazardous substances. Infineon has introduced a harmonized process for risk assessment at the relevant sites.

Where Infineon is not able to eliminate entirely adverse environmental impact, Infineon aims to minimize such impact. For example, Infineon must utilize perfluorinated compounds (“PFCs”) as etching agents in the production of semiconductors. As early as 1992, Infineon started to install exhaust air filter systems to reduce PFC emissions. Infineon is signatory to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry which has the goal of reducing, by 2010, overall PFC emissions by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. Infineon has signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction on the basis of CO2 equivalents, which is on track. In respect of Infineon’s European sites, Infineon achieved its European reduction target by the end of calendar year 2007.

Infineon believes that it is in substantial compliance with environmental as well as health and safety laws and regulations. There is, nevertheless, a risk that Infineon may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against Infineon, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect Infineon’s business or financial condition. See “Risk Factors — Risks Related to the Company and the Market — Environmental laws and regulations may expose Infineon to liability and increase Infineon’s costs.”

National legislation enacted pursuant to EU Directive 2002/96/EC creates significant obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. The end-of-life obligations may affect Infineon as supplier to electrical and electronic equipment producers and as producer of electronic equipment. Because the directive is currently under revision, and because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for Infineon cannot currently be determined in detail. As a result, Infineon is not able as of the date hereof to estimate the amount of additional costs that it may incur in connection with this legislation in the future.

Since July 1, 2006, another relevant EU Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment. Because of this directive, ongoing compliance expenditures could be required in the future. This EU Directive is currently under revision, which could result in additional adverse impacts on Infineon’s business.

A further EU Directive, 2000/53/EC, restricts the use of hazardous substances in vehicles. The directive has been changed and further revision is foreseen. The future impact on Infineon cannot currently be determined in detail.

EU Directive 2005/32/EC on the eco-design of energy-using products concerns the ecologically sound development of electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Implementing measures and possible market requirements are not yet fully defined. As a result, Infineon is not able at this time to estimate the amount of additional costs that Infineon may incur in connection with this legislation in the future.

EU Regulation 1907/2006, called REACH, dealing with the registration, evaluation, authorization and restriction of chemicals, became effective on June 1, 2007. Subsequent obligations will become effective in stages over the next few years. This regulation could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on Infineon’s production as well as research and development activities. Infineon is in close contact with its suppliers and considers itself prepared according to the current status of REACH obligations. However, Infineon cannot exclude the possibility of significant future costs in connection with this regulation.

According to EU Directive 2004/35/EC on environmental liability with regard to the prevention and remedying of environmental damage, Infineon could face increased environmental liability, which may result in higher costs and potential damage claims. However, Infineon believes that it is adequately insured against liability potentially arising from this legislation.

The European Commission is considering further restrictions on the use of PFOS (Perfluorooctane sulfonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact Infineon’s production and cost position.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the key product catalog are in place, the consequences to Infineon cannot currently be determined. As a result, Infineon is not able to estimate the impact, including the additional costs, in connection with these regulations.

Similar regulations on substance bans are being established in various countries of the world. Infineon is not able at this time to estimate the impact, including the amount of additional costs that Infineon may incur, in connection with these possible regulations.

Because some of Infineon’s facilities, including some of those of Infineon’s joint ventures, are located close to or shared with those of other companies, Infineon may be subject to certain claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from Infineon’s own operations.

Because the damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at a semiconductor facility or within Infineon’s supply chain — at customers as well as at suppliers — can be severe, Infineon has constructed and operates its facilities in ways that minimize the specific risks and that enable a quick response if such an event should occur. Infineon expects to continue to invest in prevention and response measures at its facilities.

PRINCIPAL SHAREHOLDERS

To the Company’s knowledge and based on the information the Company has received pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), most recently on July 15, 2009, the following shareholders had material shareholding prior to the capital increase. See “General Information on the Company — Disclosure Requirements for Shareholders, Mandatory Offer.”

	Infineon shares prior to
Name	the Capital Increase
Shareholders	Number	Percentage

Dodge & Cox International Stock Fund(1)	75,227,800	10.03%
Merrill Lynch International(2)	39,347,562	5.25%
Capital Group International, Inc(3)	36,995,392	4.93%
Templeton Investment Counsel, LLC(4)	36,691,854	4.89%
Platinum International Fund(5)	26,139,825	3.49%
Odey Asset Management LLP(6)	23,687,180	3.16%
Platinum Investment Management Limited(7)	23,422,387	3.12%
Brandes Investment Partners, L. P.(8)	23,073,601	3.08%
Other shareholders (stake < 3%)	465,156,484	62.04%
Management Board and Supervisory Board of Infineon:
Management Board, as a group	*	* %
Supervisory Board, as a group	*	* %
Total	749,742,085	100%

Notes

*	Represents less than one percent of the Company’s outstanding share capital.

(1)	Based solely on a notification to Infineon by the Dodge & Cox Investment Managers on March 11, 2008 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is 555 California Street, 40th Floor, San Francisco, California 94104, U.S.A.

(2)	Based solely on a notification to Infineon by the shareholder on February 15, 2008 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Merrill Lynch Financial Centre, 2 King Edward Street, London ECA1HQ, United Kingdom.

(3)	Based solely on a notification to Infineon by the shareholder on June 14, 2006 pursuant to the requirements of the German Securities Trading Act. As of October 10, 2006, according to a statement of beneficial ownership on Schedule 13-G filed with the SEC, Capital Group International, Inc. beneficially owned 31,060,840 ordinary shares, representing approximately 4.1 percent of Infineon’s outstanding shares, and Capital Group International Limited beneficially owned 18,783,610, representing approximately 2.5 percent of Infineon’s outstanding shares. The business address of the shareholder is 333 South Hope Street, Los Angeles, CA 90071-1406, U.S.A.

(4)	Based solely on a notification to Infineon by the shareholder on December 2, 2008 pursuant to the requirements of the German Securities Trading Act. As of December 31, 2008, according to its statement of beneficial ownership on Schedule 13-G filed with the SEC, Franklin Resources, Inc. beneficially owned an aggregate of 89,026,600 ordinary shares, representing approximately 11.9 percent of Infineon’s outstanding shares, which includes 32,053,684 shares held by Templeton Investment Counsel, LLC and attributed to Franklin Resources, Inc. The business address of the shareholder is 500 East Broward Blvd., Suite 21,00, Fort Lauderdale, FL 33394, U.S.A.

(5)	Based solely on a notification to Infineon by the shareholder on January 12, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Level 8, 7 Macquarie Place, Sydney, NSW 2000, Australia.

(6)	Based solely on a notification to Infineon by the shareholder on May 6, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is 12 Upper Grosvenor Street, London W1K 2ND, UK.

(7)	Based solely on a notification to Infineon by the shareholder on January 15, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Level 8, 7 Macquarie Place, Sydney, NSW 2000, Australia.

(8)	Based solely on a notification to Infineon by the shareholder on February 12, 2008 pursuant to the requirements of the German Securities Trading Act. As of December 31, 2008, according to its statement of beneficial ownership on Schedule 13-G filed with the SEC, Brandes Investment Partners, L.P. beneficially owned an aggregate of 11,866,031 ADR shares and 27,643,608 ordinary shares representing approximately 1.58 percent and 3.69 percent, respectively, of Infineon’s outstanding shares. The business address of the shareholder is 11988 El Camino Real, Suite 500, San Diego, California 92130, U.S.A.

Other than as disclosed above, the Company has not been notified by any party holding three percent (3 percent) or more of the Company’s shares as of May 22, 2009.

Significant changes in the percentage ownership held of record by major shareholders in the last three fiscal years were as follows: On April 3, 2006, Siemens AG sold the remaining shares (approximately 18.23 percent) in Infineon held by it.

If the Minimum Threshold is met or waived, the Backstop Investor has agreed to acquire the Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount. See “Business—Material Contracts—Backstop Arrangement.”

MANAGEMENT

Overview

The corporate bodies of the Company are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the general shareholders’ meeting (Hauptversammlung). The powers vested in these bodies are governed by the German Stock Corporation Act, the Articles of Association (Satzung), and the respective rules of procedure (Geschäftsordnungen) of the Management Board and Supervisory Board.

The Management Board is responsible for managing the Company in accordance with the laws of Germany, the provisions of the Articles of Association, and the rules of procedure of the Management Board, taking into account the resolutions adopted by the general shareholders’ meeting. The Management Board represents the Company in its dealings with third parties. The Management Board is required to ensure the establishment and operation by the Company of an appropriate risk management and internal monitoring system facilitating the timely identification of developments that might jeopardize the continued existence of the Company. The Management Board is required to report to the Supervisory Board. In particular, the Management Board is obligated to inform the Supervisory Board on a regular, timely and comprehensive basis about all issues of relevance to the Company with respect to planning, the course of business, risks and risk management, as well as strategic measures. In this regard, the Management Board is also required to describe and explain any deviations in the course of business from plans and targets that have been set. Furthermore, the chairman of the Supervisory Board must be informed of any other important developments. In addition, the Supervisory Board may request a report concerning the affairs of the Company at any time. The Management Board must obtain the consent of the Supervisory Board for certain transactions to be determined by the Supervisory Board.

Members of the Management Board are appointed by the Supervisory Board and can be dismissed for good cause. The Supervisory Board is required to supervise and advise the Management Board in its management of the Company. Generally, a member of the Supervisory Board cannot simultaneously serve as a member of its Management Board. For a limited period of time set in advance and not exceeding one year, the Supervisory Board can appoint members of the Supervisory Board to act in place of members of the Management Board who are absent or incapacitated. While serving in lieu of Management Board members, Supervisory Board members are not permitted to perform any function as a Supervisory Board member. Under German stock corporation law, management tasks may not be assigned to the Supervisory Board.

The members of the Management Board and the Supervisory Board have a duty of care and loyalty to the Company. A broad spectrum of interests, especially those of the Company, its shareholders, employees, creditors, and the general public, must be taken into account when discharging these duties. The Management Board must take particular account of the rights of shareholders to equal treatment and equal information. The Management Board and Supervisory Board members are jointly and severally liable versus the Company for breaches of their duties if, as a result, the Company suffers damages.

Management Board

Introduction

The Supervisory Board determines the number of Management Board members. According to Section 5 of the Articles of Association, the Management Board must consist of at least two members. In accordance with the rules of procedure for the Management Board, the Supervisory Board may appoint one Management Board member as the chairman or the speaker of the Management Board. The Management Board currently comprises four members: Peter Bauer, Dr. Marco Schröter, Prof. Dr. Hermann Eul and Dr. Reinhard Ploss. Peter Bauer has been appointed CEO.

Management Board members are appointed by the Supervisory Board in accordance with the provisions of the German Stock Corporation Act and the German Codetermination Act (Mitbestimmungsgesetz) for a maximum term of five years. Reappointment or extension of the term for up to five years in each case is permissible. The Supervisory Board may revoke the appointment of a member of the Management Board prior to the expiry of his term of office for good cause, such as for gross violation of duties or a vote of no confidence in the board member by the general shareholders’ meeting, unless the vote of no confidence was made on blatantly subjective grounds. The Supervisory Board is also responsible for entering into, amending and terminating employment agreements with the members of the Management Board.

In accordance with Section 5(2) of the Articles of Association, the Company is represented by two members of the Management Board or by one Management Board member acting jointly with an authorized signatory (Prokurist).

Resolutions of the Management Board are passed at meetings that usually require the personal attendance of the board members. In addition, Management Board meetings may also be held in the form of video or telephone conferences, thus enabling individual board members to participate in meetings where attendance in person is required. At the order of the chairman of the Management Board, resolutions of the Management Board may also be passed outside of meetings by submitting votes to the chairman of the Management Board in writing, by telephone, facsimile or telex or by other means of telecommunication, expressly including e-mail. The members of the Management Board are expected to meet at regular intervals. The meetings are convened by the chairman of the Management Board.

Resolutions of the Management Board require a simple majority.

The Articles of Association and rules of procedure for the Management Board set out that the chairman shall determine in accordance with the framework of these rules of procedure and the schedule of responsibilities in which areas and in which way the cooperative efforts of Management Board members shall be conducted. He shall manage the cooperative efforts of the Management Board members, especially with respect to overlapping responsibilities. The members of the Management Board bear joint responsibility for the overall management of the Company.

Pursuant to the rules of procedure for the Management Board, the following matters may be undertaken by the Management Board only with the approval of the Supervisory Board plenum:

(1)	finance and investment planning, including the budget and the establishment of limits on indebtedness;

(2)	asset investments, participations and financial investments, as well as divestments, insofar as any single project exceeds 10 percent of the current total investment budget; and

(3)	the granting of sureties, guarantees and loans to third parties outside the group, if the amount exceeds 5 percent of the share capital of the company.

Members of the Management Board

The table below shows the name, age (as of June 1, 2009), other offices held on administrative, management, and supervisory boards outside the Company during the last five years and other information regarding each current member of the Management Board.

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Peter Bauer	49	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)	Current Member of the Board of Directors of:

Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
(since June 1, 2008)
Infineon Technologies Asia Pacific Pte., Ltd., Singapore (since June 1, 2008)
Infineon Technologies North America Corp., Wilmington, Delaware, U.S.A.
(since June 1, 2008)
Infineon Technologies Japan K.K., Tokyo, Japan (since June 12, 2008)

Former Member of the Supervisory Board of Siemens VDO AG (2001 — 2007)

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Marco Schröter	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer, Labor Director	Current member of the Supervisory Board of:

Infineon Technologies Austria AG, Villach, Austria (since May 5, 2008)

Current member of the Board of Directors of (each since April 1, 2008):

Infineon Technologies Asia Pacific Pte., Ltd., Singapore Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
Infineon Technologies North America Corp., Wilmington, Delaware, U.S.A.

Former member of the Supervisory Board of:

LogCap-IR Grundverwertungs GmbH, Austria Schenker & Co AG, Austria
Schenker East AB, Finland
Schenker S.A., France
Schenker Deutschland AG, Germany

Former Member of the Management Board of:

Schenker (BAX) Europe Holding GmbH, Germany
Schenker (BAX) Holding Asia Limited, Hong Kong
Schenker North AB, Sweden
Schenker International AB, Sweden (chairman)
BTL AB, Sweden
BAX Global Inc., USA
Schenker, Inc., USA
Schenker International AG, Germany

Former Member of the Administrative Board of:

Schenker Schweiz AG, Switzerland Hangartner AG, Switzerland

Prof. Dr. Hermann Eul	50	August 31, 2012	Member of the Management Board and Executive Vice President	Current member of the Supervisory Board of:

7 Layers AG, Ratingen, Germany
Infineon Technologies Austria AG, Villach, Austria
(since July 18, 2008)

Former Member of the Board of Directors of:

Ocean Semiconductor GmbH, Munich (resigned September 10, 2004)
BITKOM Servicegesellschaft mbH, Berlin

Senior Advisor of:
Investcorp Technology Investment, London

Limited Partner of:
SDS GmbH & Co. KG, Hanover

Member of:
BDI/BDA Ausschuss für Forschungs-, Innovations- und Technologiepolitik

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Reinhard Ploss	53	May 31, 2012	Member of the Management Board and Executive Vice President	Current member of the Supervisory Board of:

Infineon Technologies Austria AG, Villach, Austria (chairman)
Qimonda AG, Munich, Germany (since August 19, 2008)

Current member of the Board of Directors of:

Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia (chairman)
Current Member of Board of Trustees of: Fraunhofer Gesellschaft Erlangen IISB

Peter Bauer was appointed Infineon’s Chief Executive Officer effective June 1, 2008. From 2005 to 2008, Mr. Bauer served as head of Infineon’s Automotive, Industrial & Multimarket Business Group and was responsible for the Central Sales Functions. From the formation of Infineon in 1999 until 2005, he served as Infineon’s Executive Vice President and Chief Sales and Marketing Officer. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was President of Sales and Solution Centers for the Siemens Semiconductor Group. He began his career with the Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer holds a degree in electrical engineering from the Munich Technical University.

Dr. Marco Schröter was appointed as a Member of the Management Board, Chief Financial Officer and Labor Director effective April 1, 2008. He was previously Chief Financial Officer at Schenker AG, Essen, where he was responsible for accounting, finance, controlling, risk management and purchasing. From 1994 to 2002, he held several positions, including Head of Central Controlling, at Stinnes AG, Muehlheim. Dr. Schröter holds a degree in business administration and received his Ph.D. from Saarland University in 1994.

Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of Infineon’s Management Board as of August 2005 and subsequently Executive Vice President as of December 1, 2006. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems Business Group as Vice President and General Manager. From 2001 to 2002, he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003, he was appointed as full Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became Executive Vice President and General Manager of the Communication Solutions segment. Professor Eul studied electrical engineering and has a doctorate in engineering and is an avocational professor at the University of Hanover.

Dr. Reinhard Ploss was appointed Executive Vice President and Head of Operations effective June 1, 2007. Dr. Ploss joined Siemens in 1986 as a process engineer. In 1996 he took over the Power Semiconductor business unit, focusing on development and manufacturing. In 1999, he was appointed President of eupec GmbH Co. KG. In 2000, Dr. Ploss became head of the Automotive & Industrial segment at Infineon, which at the time consisted of power semiconductors, electric drives, automotive applications and the microcontroller business unit. In 2005, he assumed responsibility for manufacturing, development and operational management in the Automotive, Industrial & Multimarket segment. Dr. Ploss studied chemical engineering and has a doctorate in engineering.

The business address of each of the members of Infineon’s Management Board is Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany.

Remuneration, Other Benefits

Compensation of the Management Board

Compensation structure

The executive committee of the Supervisory Board (the “Executive Committee”), which includes the chairman of the Supervisory Board Max Dietrich Kley, the deputy chairman of the Supervisory Board Gerd Schmidt, and Supervisory Board member Prof. Dr. Klaus Wucherer, is responsible for determining the compensation of the Management Board within the scope of the compensation structure approved by the Supervisory Board. The compensation of the members of the Management Board is intended to reflect the Company’s size and global presence, its economic condition and performance, and the level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties, responsibilities and contributions of each member of the Management Board. Their compensation complies with the stipulations of Section 87 of the German Stock Corporation Act and is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is re-evaluated every two years, taking into account an analysis of the income paid to executives of comparable companies.

The compensation of the Management Board comprises the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year, referred to below as the Annual Lump Sum.

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which the Company defines as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Executive Committee in a two-phase process. In a first step, a target bonus amount is determined from a table agreed in the service agreements on the basis of the return on assets. The Executive Committee subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Shareholders’ Annual General Meeting (the “Annual General Meeting”) on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The exercise price at which a share may be acquired upon exercise of an option is equal to 120 percent of the average Infineon opening prices on the Frankfurt Stock Exchange as reported by Xetra over the five trading days preceding the date that the option is granted. The exercise of the options is dependent on the attainment of absolute and relative performance targets. The precondition for the exercise of the option rights is that the Infineon share price on the Frankfurt Stock Exchange as reported by Xetra equals or exceeds the exercise price on at least one trading day during the option life. Furthermore, the options can only be exercised if the Infineon share price exceeds the performance of the comparative index Philadelphia Semiconductor Index for three consecutive days on at least one occasion during the life of the option. These absolute and relative performance targets serve to ensure that the options are only exercised if the value of the Company significantly increases. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. In the 2008 fiscal year, no options were granted to members of the Management Board. The main provisions of the Company’s 2006 stock option plan are described in note 34 to the Group’s consolidated financial statements for the year ended September 30, 2008 (see page F-49).

Compensation of the Management Board in the 2008 fiscal year

In the 2008 fiscal year, the current members of the Management Board received total compensation of €3,309,687. No performance-related bonuses were paid for the 2008 fiscal year.

The current members of the Management Board received the following annual compensation (gross without statutory deductions) in the 2008 fiscal year(1):

		Cash	Stock-based
		compensation	compensation	Total compensation
Management Board member	Fiscal year	in €	in €	in €

Peter Bauer	2008	1,089,614	—	1,089,614
Prof. Dr. Hermann Eul	2008	914,457	—	914,457
Dr. Reinhard Ploss	2008	720,859	—	720,859
Dr. Marco Schröter (as of April 1, 2008)	2008	584,757	—	584,757

Total	2008	3,309,687	—	3,309,687

Note

(1)	Each in accordance with the duration of membership on the Management Board during the 2008 fiscal year.

Cash compensation

The cash compensation listed in the overview above comprises the following elements (in €):

Non-performance-related compensation
Annual Base Salary(1)

		Amount paid in
		monthly			Total cash
Management Board member	Fiscal year	installments	Annual Lump Sum	Other(2)	compensation

Peter Bauer	2008	533,333	533,333	22,948	1,089,614
Prof. Dr. Hermann Eul	2008	450,000	450,000	14,457	914,457
Dr. Reinhard Ploss	2008	350,000	350,000	20,859	720,859
Dr. Marco Schröter (as of April 1, 2008)	2008	250,000	250,000	84,757	584,757

Total	2008	1,583,333	1,583,333	143,021	3,309,687

Notes

(1)	Each in accordance with the duration of membership on the Management Board during the 2008 fiscal year.

(2)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Dr. Schröter, the reimbursement of expenses for the maintenance of double residences.

In view of the current economic situation, the members of the Management Board have decided to voluntarily forego part of their fixed salaries for the remainder of the current 2009 fiscal year (the CEO will forego 20 percent, the other members of the Management Board will forego 10 percent).

Stock-based compensation

In the 2008 fiscal year, no stock options were granted to members of the Management Board (in the previous year, 550,000 stock options with a fair value at the grant date totaling €1,116,500 were granted to the members of the Management Board). In the 2008 fiscal year, no member of the Management Board exercised stock options.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2008 fiscal year

The members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 (and in the case of Mr. Bauer by €10,000) annually until a maximum amount is attained. In accordance with IFRS, a total of €2,995,045 was added to pension reserves in the 2008 fiscal year (previous year: €3,061,340). Upon termination of membership on the Management Board, pension entitlements normally begin from age 60 but may be paid earlier in exceptional circumstances, such as departures from the board for health reasons and surviving dependents’ pensions. The Company’s agreement with Mr. Bauer deviates from this model, and he is entitled to a pension before age 60 if his contract is not renewed, provided that there is no good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. In any case of pension payment before age 60, however, the income from other employment and self-employed activities would be set off against up to 50 percent of the respective pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for Management Board members currently active on the basis of the entitlements vested through September 30, 2008.

				Transfer to pension reserves in fiscal
Management Board member	Pension entitlements (annual) as of beginning of pension period in €		Maximum amount in €	year 2008 (IFRS) in €

Peter Bauer	280,000	(1)	400,000	176,756
Prof. Dr. Hermann Eul	200,000		270,000	186,983
Dr. Reinhard Ploss	170,000		210,000	170,536
Dr. Marco Schröter	250,000		350,000	—

Total	900,000			534,275

Note

(1)	Mr. Bauer’s pension entitlement was increased effective October 1, 2008 to €280,000.

The contract of Mr. Bauer, furthermore, provides for a one-time transitional allowance upon termination of his employment. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. The transitional allowance will not be paid in the event of termination by a member of the Management Board without good reason, or if the Company has good cause for the termination.

Early termination of employment

The contracts with the members of the Management Board include change of control clauses: A change-of-control within the meaning of these clauses occurs when a third party, individually or in cooperation with another party, holds 30 percent of voting rights in Infineon as stipulated by Section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). The Management Board members have the right to resign and terminate their contracts within a period of 12 months after the announcement of such change of control if the exercise of their office and the fulfillment of their contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income applicable to the resigning member at the time of his resignation and the variable components assuming a 6 percent return on the company’s assets. In the event of a termination by Infineon of the contracts of the Management Board members within 12 months after the announcement of a change of control, the Management Board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, do only exist if there is no serious breach of duty by the respective Management Board member.

Furthermore, the contract of Dr. Schröter provides for a transitional allowance equivalent to 30 percent of his annual base salary. This transitional allowance is paid until the beginning of the pension payments if Dr. Schröter leaves the Company except for (i) resignation by Dr. Schröter or (ii) the Company having good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. His income from other employment and self-employed activities, however, would be set off against the transitional allowance.

Other than described above, the Management Board contracts do not generally provide for severance payments in the event of their early termination.

Fringe benefits and other awards in the 2008 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	The Company does not provide loans to the members of the Management Board.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the Management Board from third-parties in the 2008 fiscal year.

•	The Company maintains directors’ and officers’ group liability insurance (“D&O insurance”). The D&O insurance policy covers the personal liability risk in the event of claims made against members of the Management Board for indemnification of losses incurred in the exercise of their duties. Each member of the Management Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code (the “Code”), Section 3.8(2).

•	The Company entered into restitution agreements with each member of the Management Board. According to the restitution agreements, the Company covers all costs incurred in connection with legal proceedings against members of the Management Board due to the exercise of their duties, as far as legally permitted. The Agreement does not cover, in particular, any restitution of costs incurred due to an infringement of their duties as management board members pursuant to Section 93(2) of the German Stock Corporation Act.

Payments to former members of the Management Board in the 2008 fiscal year

Former members of the Management Board received total payments of €916,896 (severance and pension payments) in the 2008 fiscal year. This includes the pension payments to Mr. Fischl as of April 2008 in the amount of €175,000 and the compensation paid to Dr. Ziebart as of June 2008 in the amount of €624,396 as stipulated under his employment contract. Furthermore, Dr. Ziebart is entitled to a one-off transitional allowance, equivalent to one year’s income, composed of the final 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the final three fiscal years prior to termination, which is payable on August 31, 2009.

The pension agreement with Dr. Ziebart provided for a monthly pension payment, equal to 70 percent of his last monthly base salary, which will commence as of September 1, 2009. His income from other employment and self-employed activities will be set off against up to 50 percent of his pension entitlements.

According to IFRS, a total of €1,234,455 was added to pension reserves during the 2008 fiscal year for current pensions and entitlements to pensions by former Management Board members. Furthermore, pension reserves for current members of the Management Board in the amount of €13,591,553 were reclassified as pension reserves for former members of the Management Board; as of September 30, 2008, these pension reserves amount to €26,566,664.

Supervisory Board

Introduction

According to the German Stock Corporation Act, the German Codetermination Act and the Articles of Association of the Company, the Supervisory Board shall consist of 16 members. Eight members are elected by shareholders at the annual general shareholders’ meeting and eight members are elected by the employees. However, due to the resignation of the former Supervisory Board member Professor Johannes Feldmayer, the Supervisory Board currently consists only of 15 members (seven shareholders’ representatives and eight employee representatives). Any member of the Supervisory Board elected by shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of the Supervisory Board elected by employees may be removed by three quarters of the votes cast by the electoral delegates representing the employees and any member of the Supervisory Board elected by unions may be removed by the union that nominated the member.

According to Article 6(1) of the Articles of Association, the Supervisory Board shall be composed of the minimum number of members required by law. In Germany, the Company currently employs more than 10,000 employees. The Supervisory Board therefore currently consists of 16 members (including eight employee representatives) pursuant to Section 7(1) Sentence 1 No. 2 of the German Co-Determination Act (Mitbestimmungsgesetz). If the number of employees working for Infineon or any of Infineon’s domestic group companies in Germany falls below 10,000, the Management Board will have to institute certain statutory proceedings (Statusverfahren) in order to reduce the size of the Supervisory Board to 12 seats. To this effect both the employees and the shareholders will finally have to elect new representatives to the Supervisory Board, six for each group. The Company expects such proceedings to start in July or August 2009 and to be finalized with the regular Annual General Meeting in early 2010.

The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman. Should the chairman or the deputy chairman leave office prior to the expiry of his or her term, the Supervisory Board must without delay elect a successor to fill the remaining term of the departing chairman or deputy chairman.

Under German corporate law, the maximum permissible term of office for members of a Supervisory Board is approximately five years. If appointed for the maximum permissible term, a member’s term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board member was elected. Supervisory Board members may be re-elected.

Supervisory Board members elected by the general shareholders’ meeting may be removed by a resolution of the general shareholders’ meeting if such resolution is approved by a majority of three-quarters of the votes cast or by a different majority rule, if the Articles of Association thus provide. In addition, the Articles of Association provide that all members of the Supervisory Board may resign at any time, with or without good cause, by providing four weeks’ prior written notice to the Supervisory Board chairman.

The German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz) provides that at least one independent member of the Supervisory Board of publicly traded companies must have expertise in the fields of accounting or auditing, that is be an independent financial expert. On the Supervisory Board, Max Dietrich Kley and Dr. Siegfried Luther have the required financial expertise and independence.

Under mandatory statutory provisions and the Articles of Association, the Supervisory Board issues rules of procedure for itself. The Supervisory Board’s rules of procedure are dated April 30, 2008.

The Supervisory Board is authorized to make amendments to the Articles of Association that affect only their wording.

The Supervisory Board must hold at least one meeting once every calendar quarter. The meetings may also be held in the form of a telephone or video conference and individual members may participate in the meeting by way of telephone or video communication.

Supervisory Board meetings are convened in writing by the chairman of the Supervisory Board (or if he or she is incapacitated by the deputy chairman) giving at least 14 days’ advance notice. The day on which the notification is mailed and the day of the meeting is not included in the calculation of this period. Meetings may regularly be convened in writing, through telefax or by electronic media. In urgent cases, the chairman may shorten the notice period to a minimum of three days. The Supervisory Board has reached a quorum if at least half of its total members participates in voting. Any member who is present but abstains from voting is deemed to have participated in the vote. Absent members may participate in the casting of votes through delivery of written votes by other members of the Supervisory Board. The chairman, or in his absence, the Deputy chairman may also arrange for the voting on a resolution of the Supervisory Board to be carried out in writing, by telephone, facsimile or telex, or using other means of telecommunication including e-mail. The chairman shall determine the details of the procedure. Unless otherwise required by law or by the Articles of Association, Supervisory Board resolutions are passed with a simple majority of votes cast. This applies also to election and deselection processes (except for the election of the chairman and the Deputy chairman which require a two-thirds majority). In the event of an equality of votes, a new vote will be held in which the chairman of the Supervisory Board shall have two votes.

Members of the Supervisory Board

The following table shows the name, age (as of June 16, 2009), principal occupation, other offices held on administrative, management, and supervisory boards outside the Company during the last five years and other information regarding each current member of the Supervisory Board. Pursuant to an Investment Agreement and subject to the condition precedent that the Backstop Investor will acquire shareholding quota of 15 percent or more in the Company, the Management Board will use its best efforts to procure the appointment of two representatives of the Backstop Investor by the competent court to the Supervisory Board and the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory

Board, as of September 30, 2009 and the election of one representative of the Backstop Investor, Mr. Manfred Puffer, as chairman of the supervisory board as of October 1, 2009. See “Business — Material Contracts— Backstop Arrangement.”

		Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Max Dietrich Kley chairman	69	2010	Lawyer	Current member of the Supervisory Board of:

SGL Carbon AG, Wiesbaden (chairman)
BASF SE, Ludwigshafen
Heidelberg Cement AG, Heidelberg
Schott AG, Mainz

Former member of the Board of Administration of:

UniCredit S.p.A., Milan, Italy (until April 29, 2009) President of the Deutsches Aktieninstitut e.V.,
Frankfurt
chairman of the Börsensachverständigenkommission (BSK)
				Member of the Board of Trustees of International Accounting Standards Committee Foundation (IASCF) (until December 31, 2008)
Gerd Schmidt(1) Deputy chairman	55	2014	chairman of the Infineon Central Works Council chairman of the Infineon Works Council, Regensburg	none
Wigand Cramer(1)	56	2014	Labor union clerk IG Metall, Berlin	none
Arnaud de Weert	45	2010	Self-employed	Former member of the Supervisory Board of:

Alunorf GmbH (chairman)
Novelis Deutschland GmbH (chairman)

Former Director of:

Novelis Inc., Canada
Novelis Europe Holdings Ltd.
Novelis UK Ltd.
Novelis Technology AG

Former Member of the Board of Directors of:

Novelis Europe, Novelis AG (President)
				Ontex International, Belgium (chairman)
Alfred Eibl(1)	60	2014	chairman of the Infineon Works Council, Munich-Campeon	none

Peter Gruber(1) Representative of Senior Management	48	2014	Senior Vice President Operations Finance	Current member of the Supervisory Board of:

Infineon Dresden GmbH

Current member of the Partner Delegation of:

Comneon GmbH

COMNEON Electronic Technology GmbH

Current member of the Board of Directors of:

Ventures Beteiligungs-Treuhand GmbH (CEO)
Infineon Savan Ltd. (dormant)
ALTIS Semiconductor S.N.C.
				Infineon Technologies (Kulim) Sdn Bhd
Gerhard Hobbach(1)	46	2014	Deputy chairman of the Infineon Works Council, Munich-Campeon	none

Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Current member of the Supervisory Board of:

Allianz SE, Munich
MAN AG, Munich
BMW AG, Munich (since May 8, 2008)

Former Member of the Supervisory Board of:

				BASF AG, Ludwigshafen (until January 13, 2008)

		Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Current member of the Supervisory Board of:

WestLB AG, Duesseldorf/Muenster
Wintershall Holding AG, Kassel
EVONIK Industries AG, Essen

Current member of the Board of Administration of:

RTL Group S.A., Luxembourg (chairman)
Compagnie Nationale à Portefeuille S.A.,
Loverval, Belgium

Former CFO and assistant chairman of the Board of:

Bertelsmann AG, Gütersloh (until December 31, 2005)

Former Member of the Supervisory Board of:

				Gruner & Jahr AG, Hamburg (until August 31, 2007)

Prof. Dr. rer. Nat. Doris Schmitt-Landsiedel	56	2010	Professor at the Munich Technical University, Munich	none

Horst Schuler(1)	57	2014	Deputy chairman of the Infineon Works Council; Deputy chairman of the Infineon Central Works Council	none

Kerstin Schulzendorf(1)	47	2014	Member of the Works Council, Infineon-Dresden	none

Dr. Eckart Sünner	65	2010	President, Chief Compliance Officer BASF SE, Ludwigshafen	Current member of the Supervisory Board of: K+S AG, Kassel Former Member of the Supervisory Board of: BASF Schwarzheide GmbH

Alexander Trüby(1)	39	2014	Member of the Works Council Infineon Dresden	Current Member of the Supervisory Board of: Infineon Technologies Dresden GmbH

Prof. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Management Consultant (since January 1, 2008)	Current member of the Supervisory Board of:

Leoni AG, Nuremberg
SAP AG, Walldorf

Former chairman of the Board of Administration of:

Siemens Ltd., Beijing, People’s Republic of China (until May 19, 2008)
Siemens S.A., Lisbon, Portugal (until April 28, 2008)
Siemens Ltd., Mumbai, India (until March 31, 2008)
Siemens Ltd., Seoul, Korea, (until January 31, 2009)
Siemens Energy and Automation, USA (until December 7, 2004)

Former Member of the Supervisory Board of:

Deutsche Messe AG, Hanover (until December 31, 2008)
BSH Bosch und Siemens Hausgeräte GmbH, Munich (until April 30, 2008)

				Member of the Siemens AG Corporate Executive Committee (until December 31, 2007)

Note

(1)	Employee representative.

The business address of each of the members of the Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany.

Committees

The Supervisory Board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the Supervisory Board. Where permissible by law, important powers of the Supervisory Board may also be transferred to the committees. The Supervisory Board has established and maintains the following committees responsible for audit, nomination and compensation matters:

Committee	Members

Executive Committee	Max Dietrich Kley; Gerd Schmidt; Prof. Dr. Klaus Wucherer
Investment, Finance and Audit Committee	Max Dietrich Kley; Dr. Siegfried Luther; Gerd Schmidt
Mediation Committee	Max Dietrich Kley: Alfred Eibl; Gerd Schmidt; Prof. Dr. Klaus Wucherer
Nomination Committee	Max Dietrich Kley; Prof. Dr. Renate Köcher; Dr. Siegfried Luther; Prof. Dr. rer. nat. Doris Schmitt-Landsiedel; Dr. Eckart Sünner; Arnaud de Weert; Prof. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Wigand Cramer; Alfred Eibl; Gerhard Hobbach; Prof. Dr. rer. nat. Doris Schmitt-Landsiedel; Arnaud de Weert; Prof. Dr.-Ing. E.h. Klaus Wucherer

The Executive Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between the Company and members of the Management Board. In particular, the Executive Committee determines salaries and incentive compensation for the individual board members within the scope of the compensation system approved by the Supervisory Board. The Executive Committee did not meet during the 2008 fiscal year. For reasons of expedience, committee members convened mostly by telephone and post resolutions subsequently by circulating written proposals.

The investment, finance and audit committee (Investitions-, Finanz- und Prüfungsausschuss) (“IFA Committee”) according to German law nominates independent auditors and the Supervisory Board recommends their appointment to the annual general shareholders’ meeting. After the shareholders appoint the independent auditors, the IFA Committee formally engages them, determines their compensation and reviews the scope of the external audit. The IFA Committee also reviews the annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The IFA Committee held four meetings in the 2008 fiscal year.

The mediation committee (“Mediation Committee”) submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Management Board member. The Mediation Committee was not convened in the 2008 fiscal year.

In 2007, the Supervisory Board established a nomination committee (“Nomination Committee”) (Nominierungsausschuss) in accordance with the requirements of the Code. The Nomination Committee, which consists exclusively of shareholder representatives of the Supervisory Board, recommends candidates as future shareholder representatives of the Supervisory Board. The nomination committee did not meet during the 2008 fiscal year.

The strategy and technology committee (“Strategy and Technology Committee”) deals with topics concerning the business strategy of the Company. In the fiscal year 2008, the Strategy and Technology Committee held four meetings and concentrated on the following topics: the business strategy of the various business areas; the Company’s strategy with respect to the planned commercial introduction of TDSCDMA mobile communication technology in China; innovation management along the value chain and DRAM technology development at Qimonda.

Remuneration, Other benefits

Compensation structure

The compensation of the Supervisory Board is determined in the Articles of Association. It is intended to reflect the Company’s size, the duties and responsibilities of the members of the Supervisory Board, and the Company’s economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Association and comprises two elements:

•	Fixed compensation of €25,000 per year and member.

•	A variable element in the form of 1,500 stock appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Annual General Meeting. The basic principles of the Company’s 2006 Stock Option Plan are described in note 34 to the consolidated financial statements for the year ended September 30, 2008 (see page F-49). See “— Long Term Incentive Plans.”

Additional compensation is paid for certain functions on the Supervisory Board. The chairman of the Supervisory Board receives an additional 100 percent of the fixed compensation. Furthermore, each Vice-chairman and each other member of a Supervisory Board committee, with the exception of the Nomination Committee and the Mediation Committee, receives an additional 50 percent of their fixed compensation.

Members of the Supervisory Board, moreover, are reimbursed for all expenses incurred in connection with their duties, as well as the value-added tax (“VAT”), apportioned to their compensation, to the extent that they can charge for VAT separately and do so.

Compensation of the Supervisory Board in the 2008 fiscal year

In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciation rights. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual current members of the Supervisory Board received the following cash compensation (excluding 19 percent VAT), in the 2008 fiscal year:

		Additional
		compensation for
	Base compensation	special functions
Supervisory Board member	in €	in €	Total payment in €

Max Dietrich Kley	25,000	25,000	50,000
Wigand Cramer	25,000	—	25,000
Arnaud de Weert(1)	—	—	—
Alfred Eibl	25,000	12,500	37,500
Peter Gruber(1)	—	—	—
Gerhard Hobbach	25,000	—	25,000
Prof. Dr. Renate Köcher	25,000	—	25,000
Dr. Siegfried Luther	25,000	12,500	37,500
Gerd Schmidt	25,000	12,500	37,500
Prof. Dr. Doris Schmitt-Landsiedel	25,000	12,500	37,500
Horst Schuler(1)	—	—	—
Kerstin Schulzendorf	25,000	—	25,000
Dr. Eckart Sünner	25,000	—	25,000
Alexander Trüby	25,000	12,500	37,500
Prof. Dr.-Ing. Klaus Wucherer	25,000	12,500	37,500
Total	300,000	100,000	400,000

Note

(1)	Joined the Supervisory Board during the 2009 fiscal year.

Other

The Company does not provide loans to the members of the Supervisory Board.

The Company maintains D&O insurance. The insurance covers the personal liability risk in the event of claims made against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties. Each member of the Supervisory Board has agreed to an adequate deductible (which constitutes a deductible as defined by Section 3.8(2) of the Code).

Long-Term Incentive Plans

2006 Stock Option Plan.  In February 2006, Infineon adopted and Infineon’s shareholders approved the Infineon Technologies AG 2006 Stock Option Plan (the “2006 plan”). As of March 31, 2009, options to purchase an aggregate of 2,123,500 shares were outstanding under the 2006 plan, of which options to purchase 222,500 shares were held by the current members of the Management Board. Additionally, up to 2,645,000 options have been granted on June 3, 2009. For a further description of the terms and conditions of the 2006 plan, see “Description of Share Capital and applicable Legal Provisions — Management and Employee Participation Plans.”

2001 International Long-Term Incentive Plan.  In April 2001, Infineon adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan (the “2001 plan”). As of March 31, 2009, options to purchase an aggregate of 22.9 million shares were outstanding under the 2001 plan, of which options to purchase 632,200 shares were held by the current members of the Management Board. For a further description of the terms and conditions of the 2001 plan, see “Description of Share Capital and applicable Legal Provisions — Management and Employee Participation Plans.”

Specific Information on the Members of the Management Board and Supervisory Board

None of the members of the Management Board or Supervisory Board have been convicted of criminal acts of fraud in the last five years. Likewise, no public accusations and/or sanctions have been imposed by statutory or regulatory authorities (including professional associations) on members of the Management Board or Supervisory Board. No member of the Management Board or Supervisory Board has in the last five years been involved in insolvencies, receivership or liquidation proceedings in their capacity as a member of an administrative, management or supervisory body or as a founder of an issuer, except for member of the Management Board Dr. Reinhard Ploss in his function as member of the supervisory board of Qimonda AG. During the last five years, no public accusations and/or sanctions have been imposed by statutory or regulatory authorities on members of the Management Board or Supervisory Board, no member of the Management Board or Supervisory Board has been convicted of criminal acts of fraud and no court of law has ever held any member of the Management Board or Supervisory Board to be unfit for membership in an administrative, management or supervisory body of an enterprise or for serving in management or for managing the business of an issuer.

There are no other significant transactions, legal relationships or other conflicts of interest between the Company, the members of the Management Board and the Supervisory Board or their spouses and immediate family members. The members of the Management Board and Supervisory Board are not related to one another in any way.

Other Conflicts of Interest

The Company is not aware of any existing or potential conflicts of interest between the duties of the members of the Management Board or Supervisory Board to the Company and their personal interests or other duties.

No member of the Management Board or the Supervisory Board has entered into any service contract with any company of the Group providing for special benefits upon termination of the service relationship.

General Shareholders’ Meeting

The general shareholders’ meeting is held within the first eight months of each fiscal year either at the Company’s registered office or in a German city where a stock exchange is located and, as far as legally permissible, at other places where a stock exchange on which the Company’s shares are admitted to trading is located. The general shareholders’ meeting can be convened by the Management Board, the Supervisory Board or, under certain circumstances, by shareholders whose holdings together make up 5 percent of the share capital. The Supervisory Board must convene a general shareholders’ meeting if this is deemed necessary for the well-being of the Company. Unless a shorter period is permissible by law, the general shareholders’ meeting must be convened at least 30 days before the day by which shareholders must register for the meeting and be announced in the electronic Federal Gazette (elektronischer Bundesanzeiger), stating the agenda.

Shareholders are entitled to participate in the general shareholders’ meeting and to exercise their voting rights if they are entered in the Company’s share register and have given notification of attendance which must be received at least six days prior to the meeting. If this day falls on a Saturday, Sunday or public holiday recognized at the location of the registered office, this day is replaced by the preceding business day.

Voting rights may be exercised by proxies. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be granted (i) in textual form (Textform) in accordance with Section 126b German Civil Code or via the Internet or (ii) directly to the proxy in textual form (Textform) in accordance with Section 126b German Civil Code. If a proxy is instructed directly, the proxy will be required to produce documentation of its authority at the general meeting.

Under the currently applicable German Stock Corporation Act, resolutions of fundamental importance require, in addition to the majority of votes cast, a majority of at least three-quarters of the share capital represented at the voting on the resolution. Resolutions of fundamental importance include, in particular:

•	changing the objects and purposes provision in the Articles of Association;

•	approving authorized and conditional capital increases;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolving the company;

•	merging into, or consolidating with, another stock corporation;

•	transferring all or virtually all of the Company’s assets; and

•	changing the Company’s corporate form.

Neither German law nor the Articles of Association restricts the right of non-resident or foreign shareholders to hold shares or any voting rights attached to the shares.

Corporate Governance

Compliance with the German Corporate Governance Code

The Code, which was passed in February 2002 and last amended on June 6, 2008, contains recommendations and suggestions for the management and supervision of German listed companies in relation to shareholders and the general shareholders’ meeting, the management board and supervisory board, transparency, accounting, and auditing of financial statements. The purpose of the Code is to make the German system of corporate governance more transparent, clarify the rights of shareholders, and improve cooperation between the management board and the supervisory board, internal reporting and the independence of auditors Companies are under no obligation to comply with the recommendations or suggestions in the Code. However, German stock corporation law requires the management board and supervisory board of a listed company to declare annually either that the recommendations of the Code were and are complied with, or to declare which recommendations were and are not applied. This declaration is to be made accessible to shareholders on a permanent basis. However, it is permissible to deviate from the suggestions in the Code without having to disclose this. The German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz) also provides for the future introduction of mandatory substantiation for recommendations that were not applied.

The main recommendations of the Code in the version of June 6, 2008 include the following:

•	The supervisory board must specify in detail the obligations of the management board to report and provide information.

•	The remuneration of members of the management board should contain a fixed component and a component based on economic performance, and a cap should be specified and individual information should be provided in the notes to the consolidated financial statements in reference to remuneration of the individual members of the management board.

•	The members of the management board should disclose any conflicts of interest to the supervisory board.

•	The remuneration of members of the supervisory board should, in addition to a fixed component, also contain a performance-related component, and the remuneration should be shown in the corporate governance report, broken down by component.

•	The supervisory board should form committees; in particular, an audit committee should be set up to deal with issues of accounting and risk management, the necessary independence of the auditor, and the awarding of audit engagements to auditors, as well as the determination of the special areas emphasized in the audit and the agreement on fees.

•	The number of former members of the management board on the supervisory board should be limited, and service on governing entities of major competitors of the Company and advisory activities for major competitors of the Company by members of the supervisory board should be restricted.

•	Transparency in dealings with shareholders should be ensured; this includes the use of appropriate communication media such as the Internet and publication of the most important dates for regularly recurring announcements to shareholders with sufficient advance notice, additional use of the English language on Web sites, and the issuance of interim reports.

•	Financial statements should be published in a timely fashion.

•	Transactions with related parties should be disclosed in the notes to the financial statements.

•	A declaration of independence concerning business, financial, personal, or other relationships between the auditor and the company should be obtained before engaging the auditors, and regular reports should be made concerning the independence of the auditors.

•	The auditors should report to the audit committee; the audit report should also indicate whether an incorrect statement has been made with respect to the Code by the management board and supervisory board.

According to the 2008 Declaration of Compliance with the Code and in accordance with Section 161 of the German Stock Corporation Act, Infineon will comply with all recommendations of the Code (in the version of June 6, 2008) with the following exception:

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control may exceed 150 percent of the severance payment cap (divergence from section 4.2.3). In the 2007 fiscal year, all Management Board contracts have been modified to include change-of-control clauses according to which members of the Management Board, if they retire within the scope of a change of control, shall be entitled to a continuation of their annual target income for the full remaining duration of their service contract; in particular cases, this may exceed the limit of three years as stipulated in the Code. The Company considers this provision adequate because it shall ensure that, in the event of a takeover situation, the Management Board members shall act in the best interest of the company. Furthermore, the rights in the event of a change of control only exist if there is no serious breach of duty.

GENERAL INFORMATION ON THE COMPANY

Company Formation, Name, Registered Office and Fiscal Year

Infineon Technologies AG is a stock corporation (Aktiengesellschaft) organized under German law. It has been a publicly traded company since March 2000. It has been at the forefront of the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, from 1999, as an independent company. It was established under the name Infineon Technologies AG on March 7, 1999. The Company’s registered office is in Neubiberg, Germany. The Company’s headquarters are located at Am Campeon 1-12, 85579 Neubiberg, Germany (telephone: +49-89-234-0). The Company is registered in the Commercial Register of the local court in Munich under docket number HRB 126492.

The Company’s fiscal year runs from October 1 until September 30th of the following year.

As a German stock corporation, the Company is governed by German corporate law.

Duration and Dissolution

The Company has an indefinite term. However, except in the event of insolvency, it can be dissolved by a resolution of the Company’s general shareholders’ meeting with a three-quarters majority of the share capital represented. If that were to happen, any Company assets remaining after the adjustment of liabilities according to the requirements of the German Stock Corporation Act would be distributed among the Company’s shareholders on a proportional basis based on the numbers of shares held by each.

Corporate Purpose

Pursuant to Section 2 of the Articles of Association, the Company’s corporate purpose is to engage, directly or indirectly, in the business of researching, developing, producing and selling products of electronic devices, electronic systems and software as well as providing corresponding services.

The Company is authorized to take all actions and measures which are directly or indirectly incidental to the accomplishment of the Company’s purposes. This includes the establishment of subsidiaries and branches in Germany and abroad, and the participation in other enterprises. The Company is authorized to buy or sell enterprises, combine them under single management and conclude enterprise agreements with such enterprises or restrict itself to managing its participation. It is authorized to spin off operations, in whole or part, into affiliated enterprises.

Primary Affiliated Companies

Unless otherwise indicated, the table below contains information about the Company’s primary affiliated companies as of September 30, 2008 (figures are in thousands, in the respective local currency as of September 30, 2008, if not otherwise stated):

ALTIS Semiconductor S.N.C*

Registered office	Essonnes, France
Corporate purpose	Production
Currency	EUR
Company share of subscribed capital	50% + 1 share
Subscribed capital	109,098.2
Reserves	14,073.3
Net profit for the year ended December 31, 2008	17,261.8

Note

*	As of December 31, 2008 (preliminary)

Infineon Technologies Asia Pacific Pte. Ltd.

Registered office	Singapore
Corporate purpose	Production, distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	51,947.0
Reserves	101,375.0
Net profit	36,097.0

Infineon Technologies Austria AG

Registered office	Villach, Austria
Corporate purpose	Production and development
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	17,228.0
Reserves	521,512.8
Net profit	64,333.1

Infineon Technologies China Co. Ltd.*

Registered office	Shanghai, China
Corporate purpose	Holding
Currency	CNY
Company share of subscribed capital	100%
Subscribed capital	248,313.5
Reserves	173,217.7
Net profit for the year ended December 31, 2008	32,619.7

Note

*	As of December 31, 2008

Infineon Technologies Dresden GmbH

Registered office	Dresden, Germany
Corporate purpose	Production
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	406,000.0
Reserves	0.0
Net profit	13,903.9

Infineon Technologies Finance GmbH

Registered office	Neubiberg, Germany
Corporate purpose	Financial Services
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	2,000.0
Reserves	367,893.1
Net profit	0.0

Infineon Technologies France S.A.S.

Registered office	Saint Denis, France
Corporate purpose	Distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	149,934.0
Reserves	27,721.7
Net profit	18,549.1

Infineon Technologies Holding B.V.

Registered office	Rotterdam, The Netherlands
Corporate purpose	Holding
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	1,004.0
Reserves	4,017,376.0
Net profit	(1,442,240.0)

Infineon Technologies Investment B.V.

Registered office	Rotterdam, The Netherlands
Corporate purpose	Holding
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	69.0
Reserves	1,618,347.0
Net profit	(1,595,551.0)

Infineon Technologies Japan K.K.

Registered office	Tokyo, Japan
Corporate purpose	Distribution
Currency	JPY
Company share of subscribed capital	100%
Subscribed capital	120,000.0
Reserves	303,645.4
Net profit	283,678.3

Infineon Technologies North America Corp.

Registered office	Delaware, U.S.A.
Corporate purpose	Research, development and distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	1.0
Reserves	99,532.0
Net profit	17,635.0

Infineon Technologies (Advanced Logic) Sdn. Bhd.

Registered office	Malacca, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	30,000.0
Reserves	38,121.0
Net profit	11,434.0

Infineon Technologies (Kulim) Sdn. Bhd.

Registered office	Kulim, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	30,000.0
Reserves	(36,267.0)
Net profit	(4,253.0)

Infineon Technologies (Malaysia) Sdn. Bhd.

Registered office	Malacca, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	203,601.0
Reserves	131,180.0
Net profit	53,984.0

Primarion Inc.

Registered office	Torrance, California
Corporate purpose	Research and development
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	0.0
Reserves	28,656.0
Net profit	(6,168.0)

Independent Auditors

The independent auditor of the Company’s annual financial statements, prepared in accordance with IFRS or U.S. GAAP, as applicable, for the fiscal years ended September 30, 2008, 2007 and 2006, and for the condensed financial statements for the six months ended March 31, 2009, was KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft) (“KPMG”), Ganghoferstrasse 29, 80339 Munich. The general shareholders meeting on February 12, 2009 appointed KPMG as auditor for its annual financial statements for the 2009 fiscal year and for the review of interim financial reports. KPMG is a member of the German Chamber of Auditors (Wirtschaftsprüferkammer).

Disclosure Requirements for Shareholders, Mandatory Offer

As the Company’s shares are admitted to official trading on the Frankfurt Stock Exchange, the Company as a listed company is subject to the provisions of the German Securities Trading Act governing disclosure requirements for shareholdings. See “Information on the Offered New Shares — ISIN/German Securities Code (WKN)/Common Code/Trading Symbol.” The German Securities Trading Act requires, in Section 21, that anyone who, due to an acquisition, sale or other event, obtains, exceeds, or no longer holds 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent of the voting rights in an issuer whose country of origin is Germany must promptly, and within no later than four trading days, notify the issuer and concurrently the BaFin. Starting with the entering into force on May 31, 2009 of the introduction to Section 27a of the German Securities Trading Act through the German Risk Limitation Act (Risikobegrenzungsgesetz), any party required to make disclosures within the meaning of Sections 21 and 22 of the German Securities Trading Act whose volume of voting rights from shares meets or exceeds the 10 percent threshold or a higher threshold must notify the issuer whose country of origin is Germany, within twenty trading days, of its intentions with respect to the acquisition as well as identify the source of the funds used to make the acquisition and, in the process, make certain disclosures stipulated in the German Securities Trading Act.

In connection with the notice requirements, the German Securities Trading Act contains various provisions designed to ensure that shareholdings in listed companies are attributed to the person who actually controls the voting rights associated with such shares. For example, shares owned by a third party are attributed to a party who is subject to the notice requirement if such party controls the third party. The same applies to shares held by a third party for the account of the party who is subject to the notice requirement or of a company controlled by such party. Likewise, if one company holds shares on behalf of another company or on behalf of a company controlled by that other company, the shares are attributed to such other company. Furthermore, coordinated conduct between shareholders can lead to the attribution of voting rights. Since the entry into force on August 19, 2008 of the German Risk Limitation Act, any kind of cooperation among shareholders that is designed to effect a permanent and material change in the business strategy of the Company can result in an attribution of voting rights, namely, the cooperation does not have to be specifically about the exercise of voting rights. Coordination in individual cases will not trigger the attribution of voting rights.

Failure to give notice results in the disqualification of the rights (including voting rights and dividend rights) attaching to the shares that belong to the notifying party or to shares whose voting rights are attributable to the said party for the duration of the failure and, in certain cases involving the willful or grossly negligent breach of disclosure obligations, for an additional six months thereafter. In addition, a fine may be imposed for failure to comply with the notice requirement.

Moreover, anyone who directly or indirectly holds financial instruments that grant the holder the right to unilaterally acquire, under a legally binding agreement, previously issued voting shares of an issuer whose country of origin is Germany must promptly upon obtaining, exceeding, or no longer holding five percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent, and within no later than four trading days, provide notice thereof to the issuer and to the BaFin. Until recently, the disclosure obligation under Sections 21 and 22 of the German Securities Trading Act for voting rights from shares, both held and attributed, was independent of the disclosure obligation in respect of other financial instruments under Section 25 of that Act. Starting on March 1, 2009 with the entry into force of the revised Section 25 of the German Securities Trading Act through the German Risk Limitation Act, the voting rights from shares and voting rights obtainable through other financial instruments will be aggregated. In instances where a disclosure pursuant to Sections 21 and 22 of the German Securities Trading Act is or was made, an additional disclosure pursuant to Section 25 of the Act will not be necessary unless the aggregate amount of voting rights from or relating to all securities meets, exceeds or falls below a further threshold mentioned in Section 21(1) Sentence 1 of the German Securities Trading Act.

A domestic issuer must publish such notices promptly, though no later than three trading days after receiving the notice, through an electronically operated information dissemination system, a news agency, a news provider, a print medium, and a website for the financial markets (jointly known as a media bundle). In that regard, at least one of those media must allow an active dissemination throughout Europe. Furthermore, the domestic issuer must promptly, though not prior to publication, transmit the notice to the company register (Unternehmensregister) for storage. At the same time, the issuer must notify the BaFin of the publication.

Moreover, under the German Securities Acquisition and Takeover Act, any person whose voting rights reach or exceed 30 percent of the Company’s voting shares after the stock exchange listing of the shares must immediately, but no later than within seven calendar days, publish this fact and the percentage of voting rights held on the Internet and by means of an electronically operated information dissemination system for financial information and must subsequently submit a mandatory tender offer addressed to all holders of ordinary shares of the Company, unless released from this obligation. When calculating the number of voting rights, any concerted action among shareholders with respect to how to exercise their voting rights or other kind of cooperation that is designed to effect a permanent and significant change in the business strategy of the Company will result in the attribution of voting rights. Here, again, coordination in individual cases will not trigger an attribution of voting rights.

Directors’ Dealings

The German Securities Trading Act requires individuals with management responsibilities (the “Officers”) of a publicly traded company to inform the stock corporation and the BaFin about their own transactions involving shares of the company or financial instruments related to them, particularly derivatives within five business days. This also applies to the Officer’s spouse and certain of the Officer’s family members. The company is required to publish this notification immediately after receiving it and at the same time to inform the BaFin regarding its publication. The company must also immediately forward it to the Company Register, although not prior to its publication. This notification obligation does not apply as long as the aggregate amount of the transactions of an Officer and the Officer’s spouse and family members does not reach €5,000 in a single calendar year. Negligent or willful non-compliance with these disclosure requirements may result in the imposition of a fine on the relevant Officer, Officer’s spouse or family member.

[text omitted]

RELATED PARTY TRANSACTIONS

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. For the 2008 fiscal year, Infineon prepared consolidated financial statements in accordance with U.S. GAAP since U.S. GAAP were considered the primary accounting principles for that period. Additionally, Infineon prepared consolidated financial statements in accordance with IFRS for the 2008 fiscal year. Commencing in the 2009 fiscal year, the Company will prepare its consolidated financial statements exclusively on the basis of IFRS. See “General Information — Presentation of Financial Information.”

In accordance with U.S. GAAP, the Company reported related party transactions and transactions in the normal course of business with associated and related companies in accordance with Statement of Financial Accounting Standards No. 57. In accordance with IFRS, the Company reports related party transactions as transactions in the normal course of business with associated companies in which the investor has the ability to exercise significant influence over the investees operations and financial policies (“Equity Method Investments”) and related persons such as Management and Supervisory Board members in accordance with the International Accounting Standard No. 24.

The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, related parties. Purchases and sales to related parties are generally based on market prices or manufacturing costs plus a mark-up.

Companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally through an ownership interest of 20 percent or more and that are not controlled by the Company are called associated companies (“Associated Companies”). Other equity investments called related companies (“Related Companies”) generally refer to companies in which the Company has an ownership interest of less than 20 percent.

Related party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and Related Companies, and totaled €18 and €84 million as of September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP). Related party payables consist primarily of trade, financial, and other payables from Equity Method Investments and Related Companies, and totaled €89 million and €169 million as of September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP).

Related party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments, and totaled €80 million and €78 million as of September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €7 million based on the Company’s condensed consolidated financial statements (IFRS) as of March 31, 2009. Related party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €176 million and €21 million as of September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €21 million as of March 31, 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Sales to related parties and Related Companies totaled €383 million and €57 million for the years ended September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP). Purchases from related parties and Related Companies totaled €648 and €593 million for the years ended September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP).

Sales to related parties totaled €57 million and €1 million for the years ended September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €0 million and €2 million for the six months ended March 31, 2008 and 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Purchases from related parties totaled €47 million and €148 million for the years ended September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €269 million and €59 million for the six months ended March 31, 2008 and 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Additional information regarding specific related party transactions is provided below.

Qimonda

In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements in 2006 governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services.

Carve-out and Control

Qimonda was carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and Qimonda entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its memory products business to Qimonda. In addition, Infineon and Qimonda entered into arrangements with respect to various relationships between the two groups.

Infineon is currently Qimonda’s largest shareholder, with a direct and indirect shareholding of 77.5 percent. During the 2008 fiscal year Infineon has committed to a plan to dispose of Infineon’s stake in Qimonda. Infineon’s majority ownership permits Qimonda to use the entire intellectual property umbrella as well as other benefits from contracts between Infineon and third-parties. Infineon is a party to certain intellectual property cross-licensing and other contractual relationships with third-parties for Qimonda’s benefit.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year, Qimonda ceased being a related party in accordance with IFRS and subsequent transactions between the Company and Qimonda are no longer reflected as related party transactions. On April 1, 2009, the insolvency proceedings formally opened. Transactions between Infineon and Qimonda subsequent to the deconsolidation are no longer reflected as related party transactions.

For as long as Infineon, directly or indirectly, owns a majority of Qimonda’s shares, Infineon will also have the majority of votes in Qimonda’s shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of Qimonda’s supervisory board.

All of the agreements relating to Qimonda’s carve-out from Infineon, including those governing Qimonda’s ongoing relationship with Infineon, were concluded in the context of a parent-subsidiary relationship and in the overall context of Qimonda’s carve-out from Infineon. The terms of these agreements may be less favorable to Infineon than had they been negotiated with unaffiliated third-parties.

Arrangements relating to AMTC and BAC

Infineon’s partnership interests in the Advanced Mask Technology Center (“AMTC”) and the Maskhouse Building Administration Company (“BAC”) in Dresden were transferred to Qimonda pursuant to an agreement dated December 10, 2007 with Qimonda, Advanced Micro Devices, Toppan Photomask, AMTC and BAC.

Arrangement concerning the Licensing of Intellectual Property

In connection with the transfer of intellectual property to Qimonda, Infineon and Qimonda have entered into certain cross-licensing arrangements. Qimonda will own any patents that have been or will be applied for in Qimonda’s name after the carve-out. As part of the contribution agreement, Qimonda agreed to the following terms with respect to patents applied for by either party and its subsidiaries within five years of the effective date of the carve-out or as long as Infineon owns a majority of the shares of Qimonda, whichever period is longer: Infineon will receive royalty-free licenses, for the lifetimes of the patents or until a change of control of Infineon occurs, to use Qimonda patents outside of the stand-alone memory field. Even if a change of control occurred, the licenses would continue if Qimonda received corresponding licenses for the memory products field from the third party then controlling Infineon.

Indemnification

The contribution agreement includes provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the memory products business that were transferred to Qimonda in the carve-out. Qimonda also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to Qimonda’s business but that cannot be transferred to Qimonda for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims. With the exception of the securities and certain patent infringement and antitrust claims identified in “ — Legal Matters,” for which different arrangements apply as described in that section, Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims related to the memory products business described in that section. Finally, the contribution agreement in principle provides for Qimonda to bear 60 percent of the total license fee payments payable by Infineon and Qimonda to which Infineon and Qimonda may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability Qimonda may incur as a result of its indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out. Due to Qimonda’s insolvency, however, it is very unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities.

Ongoing Services Relationships

Prior to Qimonda’s carve-out, most of the administrative, financial, risk management, information technology and other services relating to the memory product business were provided centrally by Infineon. After the carve-out, Infineon has continued to provide some of these services under certain services agreements to Qimonda. The terms of these agreements may be less favorable to Infineon than they might have been had they been negotiated with unaffiliated third-parties.

Siemens

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third-parties of €21 million for the year ended September 30, 2006. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services. On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as related party transactions.

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third-parties of €21 million for the year ended September 30, 2006. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services. On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as related party transactions.

Sales to Siemens group companies totaling €316 million in the 2006 fiscal year and purchases from Siemens group companies totaling €74 million in the 2006 fiscal year.

The Siemens group was the Company’s largest customer in the 2006 financial year, representing 7% of the Company’s net sales. The Company believes that these transactions were on terms no less favorable to the Company than the Company could obtain from third-parties.

In the 2006 fiscal year, the Siemens group provided Infineon with some administrative, financial, information technology and other services. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including travel management, export control, and library services) are then purchased on the basis of individual service agreements. The Company believes all services from the Siemens group companies are purchased at market prices and on arms’ length terms and conditions.

During the 2006 fiscal year, the Company purchased services from Siemens group companies, including information technology services, of €44 million, facility rental of €20 million, and administrative services of €53 million. The Company also purchased raw materials, products and fixed and other assets aggregating €18 million during the 2006 fiscal year.

ALTIS joint venture with IBM

ALTIS is a joint venture between the Company and IBM to manufacture logic products. See “Business — Manufacturing joint ventures; Foundries — Joint venture with IBM (ALTIS).” Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as related party transactions. At September 30, 2007, current financial and other receivables from Associated and Related Companies included a revolving term loan of €52 million due from ALTIS.

Service and Consulting Agreement with Backstop Investor

It is intended that following or concurrently with closing of the transaction with the Backstop Investor, the Company and an affiliate of the Backstop Investor conclude a services and consulting agreement pursuant to which such affiliate will render strategic and corporate finance advice to the Company. Negotiations of such agreement will however only commence after such closing.

[text omitted]

GLOSSARY

200-millimeter manufacturing, 300-millimeter manufacturing	The size refers to the diameter of the wafers being processed in a front-end fab.

3G	See “UMTS”.

ADS	American depositary shares.

A-GPS	Assisted Global Positioning System.

Analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog. See also “Digital”.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband IC	The baseband IC is an essential part of a cell phone. It includes a digital signal processor, a microcontroller, some on-chip memory, interfaces to several external devices, and mixed-signal functionality like coder/decoder for speaker and microphone.

Bipolar transistor	A device constructed of semiconductor material often used in radio frequency applications.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. Commonly used to refer to high-bandwidth copper or fiber cables with a bandwidth of 1 Mbit per second and above.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards, SIM cards, social cards, identification cards and PayTV cards.

CGU	Cash generating units.

CMOS	Complementary Metal Oxide Substrate technology. A process technology that uses complementary MOS transistors (NMOS and PMOS) to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

CODEC	Coder/Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment, that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DECT	Digital Enhanced Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1. See also “Analog”.

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DOJ	U.S. Department of Justice.

DSP	Digital Signal Processor.

DRAM	Dynamic Random Access Memory. The most common type of solid state memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DVB-C, DVB-H, DVB-S, DVB-T	Digital Video Broadcasting. There are different standards available:
DVB-C = Digital Video Broadcasting — Cable;
DVB-H = Digital Video Broadcasting — Handheld;
DVB-S = Digital Video Broadcasting — Satellite;
DVB-T = Digital Video Broadcasting — Terrestrial.

EBIT	Earnings before interest and taxes.

EDGE	Enhanced Data rate for GSM Evolution. Also referred to as 2.75G, where GSM is 2G, GPRS is 2.5G and UMTS is 3G.

Embedded DRAM, Embedded flash	A process technology that combines DRAM or flash, respectively, and logic functions on a single chip.

EMS	Electronics Manufacturing Services.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

eWLB	Embedded Wafer-Level Ball Grid Array.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place. (see also “Front-end”.)

FASB	Financial Accounting Standards Board.

FIN 46R	FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.”

Flash memory	A type of non-volatile memory that can be erased and reprogrammed.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

FSMA	Financial Services and Markets Act 2000.

Foundry	A semiconductor manufacturer that makes chips for third parties.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

GPS	Global positioning system.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HDD	Hard disk drive.

HSDPA, HSPA, HSxPA	High-Speed Downlink Packet Access. A 3G (third generation) mobile telephony communications protocol in the High-Speed Packet Access (HSPA) which allows networks based on Universal Mobile Telecommunications System (see also “UMTS”) to have higher data transfer speeds and capacity.

IAS	International Accounting Standard.

IASB	International Accounting Standards Board.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components like resistors, capacitors and diodes.

IFRS	International Financial Accounting Standards.

IMPRES	Infineon Integrated Management Program for Environment, Safety and Health.

IP	Intellectual property.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISIN	International Securities Identification Number.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

Mbps	Megabits per second.

MDL	Multi District Litigation.

Megabit (Mbit)	Approximately one million bits; precisely, 2 to the power of 20 bits.

Memory	Any device that can store data in machine-readable format.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Mixed-signal IC	An integrated circuit that includes both analog and digital signal processing circuitry on a single semiconductor die. Typically, mixed-signal chips perform some whole function of sub-function in a larger assembly such as the radio subsystem of a cell phone. They often contain an entire system-on-a-chip.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

NGN	Next-Generation Network.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off. Most common types are NAND flash and NOR flash.

OEMs	Original equipment manufacturers.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organizations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	Perfluorinated Compounds. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

R&D	Research and development.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF	Radio frequency.

RF transceiver	Radio-frequency transceiver. A high-frequency used in mobile telecommunications. The term radio frequency refers to electromagnetic waves having characteristics such that, if the current is input to an antenna, an electromagnetic field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio frequency identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic, or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

RMS	Risk and opportunity management system.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

SFAS	Statement of Financial Accounting Standards.

Silicon	A type of semiconducting material used to make a wafer. Silicon is the most widely used semiconductor material in the semiconductor industry (other than germanium) as a base material.

SIM card	Subscriber identification module card. Used in mobile handsets for subscriber authentication.

SLIC	Subscriber line interface circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

Structure size	A measurement (generally in micron or nanometer) of the width of the smallest patterned feature on a semiconductor chip.

T/E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

Telematics	The combination of telecommunications and data processing.

TPM	Trusted Platform Module.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard. UMTS aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

U.S. GAAP	Accounting principles generally accepted in the United States.

VAT	Value-added tax.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

WACC	Weighted average cost of capital.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 150-millimeters or 200-millimeters or 300-millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

VCC	Voice Call Continuity.

WKN	German Securities Code.

xDSL	Digital Subscriber Line (where “x” represents the type of technology, e.g. ADSL, VDSL, SHDSL). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

[text omitted]